Filed pursuant to Rule 253(g)(2)

File No. 024-10891

OFFERING CIRCULAR

REITless Impact Income Strategies LLC

Sponsored by North Capital Investment Technology, Inc.

Up to $50,000,000 in Common Shares

REITless Impact Income Strategies LLC (the “Company”) is a newly organized Delaware limited liability company formed to originate, invest in and manage a diversified portfolio of single-family, multi-family, and other commercial real estate loans, including senior and subordinated mortgage loans (also referred to as “B-Notes”), mezzanine loans, and participations in such loans. We also may invest in commercial real estate-related debt securities, including commercial mortgage-backed securities (or “CMBS”), collateralized debt obligations (or “CDOs”), REIT senior and junior debt and certain REIT preferred equity securities, and other real estate-related assets. The Company will focus its lending to companies, organizations, and projects with the intention to generate positive social and environmental impact alongside a financial return.

We are externally managed by North Capital, Inc. (the “Manager”), an SEC-registered investment advisor and an affiliate of North Capital Investment Technology, Inc. (“NCIT” or the “Sponsor”). Registration with the SEC does not imply a certain level of skill or training.  NCIT owns and operates an online investment platform www.reitless.com (the “REITless Platform”) that allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the REITless Platform, investors can browse real estate debt investments, view details of an investment, execute legal documents, and arrange for payments online. We intend to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2018, which may be extended by our board of directors until the taxable year ending December 31, 2019.

We are offering up to $50,000,000 in our common shares, which represent limited liability company interests in the Company, to the public at $10.00 per share. The minimum investment in our common shares for initial purchases is 100 shares, or $1,000 based on the current per share price. In addition, our Sponsor and its officers and employees intend to purchase up to 50,000 common shares from us at $10.00 per share in a private placement at the time this offering is qualified by the SEC (including 100 common shares already owned by the Sponsor). We expect to offer common shares in this offering until we raise the maximum amount being offered, unless terminated by our Sponsor at an earlier time or extended in accordance with the terms of this offering circular. Until the date that is one year from the date on which the Offering Statement of which this Offering Circular forms a part is qualified by the SEC, the per share purchase price for our common shares will be $10.00 per share, an amount that was arbitrarily determined by the Manager. Thereafter, the per share purchase price in this offering will be adjusted every fiscal quarter and, as of the last business day of March, June, September, and December, and will equal the quotient of our Net Asset Value, or NAV, divided by the number of our common shares outstanding as of the end of the subject fiscal quarter (NAV per share). We have adopted a redemption plan designed to provide our shareholders with limited liquidity on a quarterly basis for their investment in our shares.

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We intend to distribute the Company’s shares principally through the REITless Platform and through broker-dealers and other qualified intermediaries engaged by the Manager on behalf of the Company. See “Plan of Distribution.”

Investing in the Company’s common shares is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 24 to read about the more significant risks you should consider before buying our common shares. These risks include the following:

•	We depend on the Manager to select our investments and conduct our operations. We will pay fees and expenses to the Manager and its affiliates that were not determined on an arm’s length basis, and therefore we do not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. These fees increase your risk of loss.
•	We have no operating history. The prior performance of our Sponsor and its affiliates may not predict our future results. Therefore, there is no assurance that we will achieve our investment objectives.
•	Although we intend to focus our lending to companies, organizations, and projects with the intention to generate positive social and environmental impact alongside a financial return, there is no assurance that we will be successful in sourcing such companies, organizations, or projects.
•	This is a “blind pool” offering because we have not identified any investments to acquire with the net proceeds of this offering. You will not be able to evaluate our investments prior to purchasing shares.
•	Our Manager’s executive officers are also officers, directors, managers and/or key professionals of our Sponsor and its affiliates. As a result, they will face conflicts of interest, including time constraints, allocation of investment opportunities and significant conflicts created by the Manager’s compensation arrangements with us and other affiliates of our Sponsor.
•	Our Sponsor and its affiliates may sponsor and/or contract with other companies that compete with the Company, and our Sponsor does not have an exclusive management arrangement with the Company.
•	We may change our investment guidelines without shareholder consent, which could result in investments that are different from those described in this offering circular.
•	Although our distribution policy is to use our cash flow from our operations to make distributions, our organizational documents permit us to pay distributions from any source, including offering proceeds, financing proceeds or proceeds from the sale of assets. We have not established a limit on the amount of proceeds we may use to fund distributions. If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall investment return is likely to be reduced. Our Sponsor has agreed to purchase our common shares in a private placement under certain circumstances in order to provide additional funds for distributions to shareholders; however, such issuances will dilute the equity ownership of public shareholders. In any event, we intend to make annual distributions as required to maintain eligibility as a REIT and to avoid U.S. federal income and excise taxes on retained income.
•	Our internal accountants will calculate our NAV on a quarterly basis using valuation methodologies that involve subjective judgments and estimates. As a result, our NAV may not accurately reflect the actual prices at which our investments, including related liabilities, could be liquidated on any given day. In particular, the investments held by the Company will generally be illiquid, unregistered private loans and securities, and the price at which they can be sold will necessarily involve subjective estimates regarding the marketability of such securities in secondary markets.
•	Our operating agreement does not require the Manager to seek shareholder approval to liquidate our assets by a specified date, nor does our operating agreement require the Manager to list the Company’s shares for trading by a specified date. No public market currently exists for our shares, no public market is expected to develop and the Manager does not expect to pursue any public market listing in the foreseeable future. Until the Company’s shares are listed, if ever, you may not be able to sell your shares except pursuant to the quarterly redemption plan described in this offering circular. If you are able to sell your shares, you may have to sell them at a substantial loss.
•	If we fail to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity-level federal income tax and, as a result, our cash available for distribution to our shareholders and the value of the Company’s shares could materially decrease.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered are exempt from registration.

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The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in our common shares.

	Per Share	Total Minimum		Total Maximum
Public Offering Price (1)	$10.00	$1,000,000.00	(2)	$50,000,000.00
Underwriting Discounts and Commissions (3)	$—	$—		$—
Proceeds to Us from this Offering to the Public (Before Expenses)	$10.00	$500,000.00	(2)	$50,000,000.00
Proceeds to Us from the Private Placements to our Sponsor and its
Affiliated Persons (Before Expenses)	$10.00	$500,000.00		$500,000.00
Total Proceeds to Us (Before Expenses)	$10.00	$1,000,000.00		$50,500,000.00

(1)	The initial price per share shown was arbitrarily determined by the Manager and will apply until the date that is one year from the date on which the Offering Statement of which this Offering Circular forms a part is qualified by the SEC Thereafter, our price per share will be adjusted at the end of each fiscal quarter based on the Net Asset Value (NAV).

(2)	This is a “best efforts” offering. We will not start operations or draw down on investors’ funds and admit investors as shareholders until we raise at least $1,000,000 in this offering (including the $500,000 received from our Sponsor and its officers and directors and other investors). Until the minimum threshold is met, investors’ funds will be revocable and will remain in a subscription escrow account established for the offering (the “Subscription Escrow Account”). The company has engaged The Kingdom Trust Company as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors, and assuming we raise at least $500,000 in this offering, may hold a series of closings at which we receive the funds from the escrow agent and issue the shares to investors. In the event we have not raised the minimum offering amount by November 2, 2019, any money tendered by potential investors will be promptly returned by the Escrow Agent. The company may undertake one or more closings on a rolling basis once the minimum offering amount is sold. After each closing, funds tendered by investors will be available to the company. See “Plan of Distribution” and “How to Subscribe.”

(3)	Investors will not pay any upfront selling commissions in connection with the purchase of our common shares. Following the completion of the offering, the Company will reimburse the Manager for organization and offering costs, which are expected to be approximately $250,000. Reimbursement payments will be made in quarterly installments, but the aggregate reimbursement amount will be subject to a limit of .125% per quarter, or .50% per annum. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable quarterly installment, the excess will be eligible for reimbursement in subsequent quarters (subject to the indicated limit), calculated on an accumulated basis, until the Manager has been reimbursed in full. See “Management Compensation” for a description of additional fees and expenses that the Company will pay the Manager.

We will offer our common shares on a best efforts basis through the online REITless Platform. The Sponsor’s wholly owned subsidiary, North Capital Private Securities Corporation (“NCPS”), is a registered broker-dealer, member FINRA and SIPC, and will be involved in the distribution of the common shares through the REITless Platform, through selling agreements with other broker-dealers and other qualified intermediaries, and through wholesale distribution to institutional investors and registered investment advisors evaluating the common shares on behalf of their clients.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to non-natural persons and we are entitled to apply different rules to accredited investors as defined under Rule 501(a) of Regulation D. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the Form S-11 disclosure format.

The date of this offering circular is November 2, 2018

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IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the offering circular. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date of this offering circular or such other dates as are stated in this offering circular or as of the respective dates of any documents or other information incorporated by reference into this offering circular.

This offering circular is part of an offering statement that we filed with the Securities and Exchange Commission (the “SEC”), using a continuous offering process.

Periodically, as we make material investments, update our quarterly NAV per share amount, or have other material developments, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on the REITless Platform website, www.reitless.com. The contents of the REITless Platform website (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this offering circular.

Our Sponsor and those selling shares on our behalf in this offering will be permitted to make a determination that the purchasers of shares in this offering are “qualified purchasers” in reliance on the information and representations provided by the shareholder regarding the shareholder’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

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STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

The Company’s common shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our common shares are offered and sold only to “qualified purchasers” or at a time when our common shares are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our common shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our common shares are being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our common shares does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1.	an individual net worth, or joint net worth with the person’s spouse, that exceeds $1 million at the time of the purchase, excluding the value of the primary residence of such person; or

2.	earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards for accreditation apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

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QUESTIONS AND ANSWERS ABOUT THIS OFFERING

The following questions and answers about this offering highlight material information regarding us and this offering that is not otherwise addressed in the “Offering Summary” section of this offering circular. You should read this entire offering circular, including the section entitled “Risk Factors,” before deciding to purchase our common shares.

Q:	What is REITless Impact Income Strategies LLC?

A:	The Company has been formed as a Delaware limited liability company to originate, invest in and manage a diversified portfolio of single-family, multi-family, and other commercial real estate loans, including senior and subordinated mortgage loans, mezzanine loans, participations in such loans, and other investments in real estate-related assets. The Company will focus its lending to companies, organizations, and projects with the intention to generate positive social and environmental impact alongside a financial return. The use of the terms “REITless Impact Income Strategies,” the “Company,” “we,” “us” or “our” in this offering circular refer to REITless Impact Income Strategies LLC unless the context indicates otherwise.

Q:	What is a real estate investment trust, or REIT?

A:	In general, a REIT is an entity that:

•	combines the capital of at least 100 investors to acquire or provide financing for a diversified portfolio of real estate investments or real estate loans under professional management;
•	is able to qualify as a “real estate investment trust” under the Internal Revenue Code of 1986, as amended, which we also refer to in this offering circular as the “Code,” for U.S. federal income tax purposes and is therefore generally entitled to a deduction for the dividends it pays and not subject to federal corporate income taxes on its net income distributed to its shareholders; and
•	generally pays distributions to investors of at least 90% of its annual ordinary taxable income.

In this offering circular, we refer to an entity that qualifies to be taxed as a real estate investment trust for U.S. federal income tax purposes as a REIT. We intend to elect to be treated as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2018, which may be extended by our board of directors until the taxable year ending December 31, 2019.

Q:	Who will choose which investments you make?

A:

We are externally managed by North Capital, Inc., which we also refer to as the Manager. Our Manager will be responsible for all of our investment decisions. North Capital, Inc. is an affiliate of the Sponsor and an SEC-registered investment advisor. Registration with the SEC does not imply a certain level of skill or training.

Q:	Who is North Capital Investment Technology, Inc.?

A:	North Capital Investment Technology, Inc., our Sponsor and an affiliate of the Manager, is also the parent company of North Capital Private Securities Corp., which we also refer to in this offering circular as NCPS. The Sponsor owns and operates the online investment platform www.reitless.com (the “REITless Platform”).

Q:	What is the REITless Platform?

A:	The REITless Platform is an online investment platform for commercial real estate debt offerings. The REITless Platform gives investors the ability to:

•	review information about the Company, the Sponsor, and the Manager, including information about investments made by the Company once it has commenced operations;

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•	review information about other real estate investment strategies offered by the Manager or NCPS;
•	transact entirely online, including digital legal documentation, electronic funds transfer, and shareholder registration; and
•	receive periodic financial reporting.

Q:	Why should I invest in commercial real estate loans and real estate-related loans?

A:	The Company intends to offer a professionally managed, diversified portfolio of commercial real estate lending assets to investors who generally have had limited access to such investments in the past. Allocating some portion of your investment portfolio to a direct investment in commercial real estate loans and real estate-related financings may offer:

•	a reasonably predictable level of current income from the investment;
•	diversification of your portfolio, by investing in an asset class designed to produce current income; and
•	the opportunity for capital appreciation if the market expands and matures over time.

Q:	Why should I invest specifically in a company that is focused primarily on commercial real estate loans and real estate-related assets?

A:	We believe that the limited sources of debt financing for small, commercial real estate developers, resulting from continued uncertain economic conditions, has and will continue to create a favorable environment for experienced lenders to produce attractive, risk-adjusted returns. The de-leveraging and risk assessment that took place among large institutional banks and traditional credit providers following the financial crisis of 2008, as well as the contraction of securitization as a means of expanding access to debt financing, has left real estate owners with fewer options to obtain debt financing for new acquisitions, redevelopment, and refinancings. As a result, the cost of real estate debt capital has increased and the terms and structure of real estate loans have become more favorable for lenders compared to the years leading up to the financial crisis of 2008. At the same time, as the real estate lending market continues to rationalize and deleverage, portfolios of existing loans and debt instruments secured by commercial real estate are likely to be continued to be offered for sale by banks and other lending institutions at attractive prices.

Q:	What is an “impact” investment, and how will the Company pursue an impactful investment strategy through lending?

A:	Impact investing refers to investments made into companies, organizations, and funds with the intention to generate a measurable, beneficial social or environmental impact alongside, or in lieu of, a financial return. The growing impact investment market funnels capital to address the world’s most pressing challenges in sectors such as sustainable agriculture, renewable energy, conservation, microfinance, and affordable and accessible basic services including housing, healthcare, and education. The Company intends to focus primarily on housing through its lending programs, although it may also lend to other commercial real estate opportunities, especially in the foregoing sectors.

Q:	How will you measure the social impact of the Company’s activities?

A:	Quantifying the effect of “impact investments” is difficult, because there is no market benchmark and generally no directly comparable investments that can be used for comparative analysis. The Company intends to report on the qualitative impact of its investments on a regular basis, and to analyze its lending activities in the context of other (non-impact) market opportunities. Because the Company is focused on lending, it can establish investment underwriting parameters and thresholds that exist irrespective of the Company’s focus on impactful investments.

Q:	What kind of offering is the REITless Impact Income Strategies securities offering?

A:	We are offering securities pursuant to Regulation A of the Securities Act through the REITless online investment platform www.reitless.com, or the REITless Platform. A maximum of $50,000,000 of our common shares will be offered to the public on a “best efforts” basis at $10.00 per share. In addition, our Sponsor and its affiliated employees and directors, will purchase an aggregate of 50,000 common shares from us at $10.00 per share in a private placement before the date this offering statement is qualified by the SEC (including 100 common shares already owned by our Sponsor).

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Q:	How is an investment in your common shares different from investing in shares of a listed real estate investment trust?

A:	The fundamental difference between our common shares and the shares of a listed REIT is the continuous liquidity available with a listed REIT. Although we have adopted a limited liquidity program that generally allows investors to redeem shares on a quarterly basis, for investors with a short-term investment horizon, a listed REIT is a more appropriate investment than our common shares. Additionally, listed REITs are subject to more demanding public disclosure and corporate governance requirements than we will be subject to. While we are subject to the scaled reporting requirements of Regulation A, such periodic reports are substantially less than what would be required for a listed REIT that files reports pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Q:	How is an investment in your common shares different from investing in shares of a traditional, non-traded REIT?

A:	Investors do not pay any up-front broker-dealer distribution fees, saving investors approximately 70% to 90% in upfront expenses as compared to a traditional, non-traded REIT. Traditional non-traded REITs use a highly labor-intensive method with hundreds to thousands of commissioned-based sales brokers calling on investors to sell their offerings. Our Sponsor is one of a group of pioneering digital platforms, which we intend to leverage in conducting this offering, thus reducing the transaction costs to investors to purchase our common shares.

Q:	What is the purchase price for your common shares?

A:	Our Manager set our initial offering price at $10.00 per share, which will continue to be the purchase price of the Company’s shares until the date that is one year from the date on which the Offering Statement of which this Offering Circular forms a part is qualified by the SEC. Thereafter, the per share purchase price in this offering will be adjusted every fiscal quarter, on the last business day of March, June, September, and December of each year (or as soon as commercially reasonable) and announced by us thereafter equal to the quotient of NAV divided by the number of shares outstanding as of the close of business on the last business day of the fiscal quarter. Our website, www.reitless.com, will identify the current NAV per share. Any subscriptions that we receive during a fiscal quarter will be executed at a price equal to our NAV per share in effect for that fiscal quarter. If a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable and will update the NAV information provided on our website. See “Description of Our Common Shares—Quarterly Share Price Adjustments” for more details.

Q:	How will your NAV per share be calculated?

A:	Our NAV per share will be calculated at the end of each fiscal quarter, beginning on the date that is one year from the date on which the Offering Statement of which this Offering Circular forms a part is qualified by the SEC, by our internal accountants using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon market default rates, discount rates, loss severity rates, and in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our quarterly or other periodic distributions and (4) estimated accruals of our operating revenues and expenses. In instances where an appraisal of the underlying real estate asset is necessary, we will engage an appraiser that has expertise in appraising commercial real estate loans and assets, to act as our independent valuation expert. The independent valuation expert will not be responsible for, or prepare, our quarterly NAV per share. See “Description of Our Common Shares— Valuation Policies” for more details about our NAV and how it will be calculated.

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Q:	How exact will the calculation of the quarterly NAV per share be?

A:	Our goal is to provide a reasonable estimate of the market value of our common shares as of the end of each fiscal quarter. Our assets will consist principally of a diversified portfolio of single-family, multi-family, and other commercial real estate loans, including senior and subordinated mortgage loans, mezzanine loans, participations in such loans, and other real estate-related debt investments. Our independent valuation expert and internal accountants’ valuation of the real estate underlying these assets is subject to a number of judgments and assumptions that may not prove to be accurate. The use of different judgments or assumptions would likely result in different estimates of the value of the real estate underlying our assets. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate daily, so that the NAV per share in effect for any fiscal quarter may not reflect the precise amount that might be paid for the Company’s shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. See “Description of our Common Shares—Valuation Policies.”

Q:	Will I have the opportunity to redeem my common shares?

A:	Yes. While you should view this investment as long-term, with poor liquidity, we have adopted a redemption plan whereby, on a quarterly basis, an investor may have the opportunity to obtain limited liquidity. The Manager has designed our redemption plan with a view towards offering investors an initial period during which to decide whether a long-term investment in the Company is appropriate for their portfolio. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is in the best interest of all shareholders to provide the opportunity for limited quarterly liquidity in the event a shareholder needs it, by offering a discounted redemption price prior to year 5. The redemption terms offer non-redeeming shareholders an economic benefit to compensate for potential transaction costs and the opportunity cost of maintaining a cash reserve for such redemptions. Neither the Manager nor our Sponsor receives any economic benefit as a result of the discounted redemption price through year 5.

Pursuant to our redemption plan, shareholders may request that we redeem at least 10% of their shares on a quarterly basis. In addition, the redemption plan is subject to certain aggregate redemption limits, which may vary depending on the underlying liquidity of the real estate assets held by us. Specifically, we are required to limit the number of shares to be redeemed during any calendar year to no more than 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year).

For the first quarter following the settlement of the common shares subject to the redemption request (the “Preliminary Investment Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by

(i)	the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and
(ii)	the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request.

In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

Beginning with the first day of the second quarter following the settlement of the common shares subject to the redemption request (the “Regular Investment Period”), the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Regular Investment Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

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Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price)(1)
Less than 90 days (Preliminary Investment Period)	100	%(2)(3)
90 days until 3 years	97.0	%(4)
3 years to 4 years	98.0	%(5)
4 years to 5 years	99.0	%(6)
More than 5 years	100.0	%(7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Preliminary Investment Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Preliminary Investment Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

Furthermore, any shareholder requesting redemption will be responsible for any third-party costs incurred in effecting such redemption, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges. The redemption plan may be changed or suspended at any time without notice. See “Description of Our Common Shares—Quarterly Redemption Plan” for more details.

Q:	Will there be any limits on my ability to redeem my shares?

A:	Yes. While we designed our redemption plan to allow shareholders to request redemptions on a quarterly basis, we need to impose limitations on the total amount of net redemptions per calendar quarter in order to maintain sufficient sources of liquidity to satisfy redemption requests without impacting our ability to invest in single-family, multi-family, and other commercial real estate loans and maximize investor returns.

In the event the Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted in any given calendar quarter, as applicable, such pending requests will be honored on a pro rata basis In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each shareholder. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning, those common shares that have been continuously held for the shortest amount of time will be redeemed first.

In accordance with the SEC’s current guidance on redemption plans contained in T-REIT Inc. (June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Dec. 3, 2003), we are prohibited from redeeming more than 5.0% of the weighted average number of common shares outstanding during the prior calendar year. Accordingly, we presently intend to limit the number of shares to be redeemed during any calendar quarter to 1.25% of the common shares outstanding, with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of different commercial real estate loans of varying terms and maturities, the Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold, but in no event will we redeem more than 5.0% during any calendar year.

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Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan, and, further, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, in order to protect our operations and/or our non-redeeming shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material change in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such amendment. The Manager also may, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT. See “Description of Our Common Shares—Quarterly Redemption Plan” for more details.

Q:	Will I be charged upfront selling commissions?

A:	No. Investors will not pay upfront selling commissions as part of the price per common share purchased in this offering. Additionally, there is no dealer manager fee or other service-related fee in connection with the offering and sale of our common shares through the REITless Platform.

Q:	Who will pay our organization and offering costs?

A:	Our Manager or its affiliates will pay on our behalf all costs incurred in connection with our organization and the offering of our shares. See “Estimated Use of Proceeds” for more information about the types of costs that may be incurred. Following the completion of the offering, we will start to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments will be made in quarterly installments, but the aggregate amount reimbursed cannot exceed 0.50% per annum of the aggregate gross offering proceeds from this offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable quarterly installment, the excess will be eligible for reimbursement in subsequent quarters (subject to the 0.50% annual limit), calculated on an accumulated basis, until the Manager has been reimbursed in full. As of the date of this offering circular, the Manager has not begun to require reimbursement of offering expenses.

Q:	What fees and expenses will you pay to the Manager or any of its affiliates?

A:

We will pay the Manager a quarterly asset management fee at an annualized rate of up to 1.00% calculated on our net offering proceeds as of the end of each quarter until November 2, 2019, and thereafter will be based on our NAV at the end of each prior quarter. We will also pay the Manager a special servicing fee for any non-performing asset at an annualized rate of 1.00%, which will be based on the original value of such non-performing asset. Our Manager will determine, in its sole discretion, whether an asset is non-performing.

Following the completion of the offering, we will reimburse the Manager for the organization and offering expenses that the Manager has paid or will pay on our behalf. We will also reimburse the Manager for out-of-pocket expenses in connection with the origination of our commercial real estate loans and other real estate related investments, to the extent not reimbursed by the borrower. Additionally, we will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to us, including license fees, auditing fees, fees associated with SEC reporting requirements, increases in insurance costs, Delaware taxes and filing fees, administration fees, fees for the services of an independent representative, and third-party costs associated with these expenses. This does not include overhead, employee costs, utilities or technology costs of the Manager, NCIT or their affiliates. The expense reimbursements that we will pay to the Manager include expenses incurred by our Sponsor in the performance of services under the shared services agreement between the Manager and our Sponsor. See “Management—Shared Services Agreement.”

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The payment by us of fees and expenses will reduce the cash available for investment and distribution and will directly impact our quarterly NAV. See “Management Compensation” for more details regarding the fees that will be paid to the Manager and its affiliates.

Q:	Will you use leverage?

A:	Yes, we intend to use direct or indirect leverage through financing or the issuance of preferred securities by the Company. Our targeted portfolio leverage, after we have acquired a substantial pool of assets and assembled a diversified portfolio, is between 0-75% of the fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. Please see “Investment Objectives and Strategy” for more details.

Q:	How often will I receive distributions?

A:	We expect that the Manager will declare and pay distributions quarterly in arrears commencing in the first full quarter after the quarter in which we make our first real estate-related investment; however, the Manager may declare other periodic distributions as circumstances dictate. Any distributions we make will be at the discretion of the Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. The Manager’s discretion as to the payment of distributions will be limited by the REIT distribution requirements, which generally require that we make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. Moreover, even if we make the required minimum distributions under the REIT rules, we will be subject to federal income and excise taxes on our undistributed taxable income and gains. As a result, the Manager intends to make such additional distributions, beyond the minimum REIT distribution, to avoid such taxes. See “Description of Our Common Shares — Distributions” and “U.S. Federal Income Tax Considerations.”

Any distributions that we make will directly impact our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Q:	What will be the source of your distributions?

A:	We may pay distributions from sources other than cash flow from operations, including from the proceeds of this offering and the private placements to our Sponsor and its employees and directors, interest or dividend income received from our investments, principal repayment of the loans that we make, and the sale of investments, among others, and we have no limit on the amounts we may pay from such sources. We expect that our cash flow from operations available for distribution will be lower in the initial stages of this offering until we have raised significant capital and made substantial investments. As a result, we expect that during the early stages of our operations, and from time to time thereafter, we may pay distributions from sources other than cash flows from operations. Distributions that represent a return of capital or exceed our operating cash flow will be reflected in our quarterly calculation of NAV.

Q:	Will the distributions I receive be taxable as ordinary income?

A:	Unless your investment is held in a qualified tax-deferred or tax-exempt account or we designate certain distributions as capital gain dividends, distributions that you receive generally will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. The portion of your distribution in excess of current and accumulated earnings and profits is considered a return of capital for U.S. federal income tax purposes and will reduce the tax basis of your investment, rather than result in current tax, until your basis is reduced to zero. Return of capital distributions made to you in excess of your tax basis in our common shares will be treated for U.S. federal income tax purposes as sales proceeds from the sale of our common shares. Distributions we designate as capital gain dividends will generally be taxable at long-term capital gains rates for U.S. federal income tax purposes. However, because each investor’s tax considerations are different, we recommend that you consult with your tax advisor. You also should review the section of this offering circular entitled “U.S. Federal Income Tax Considerations,” including for a discussion of the special rules applicable to distributions in redemption of shares and liquidating distributions.

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Q:	May I reinvest my cash distributions in additional shares?

A:	Yes. While we have not adopted a distribution reinvestment plan whereby investors may elect to have their cash distributions automatically reinvested in additional common shares, so long as this offering remains ongoing, you may choose to use the proceeds of any distribution to purchase additional shares hereunder. The purchase price for such shares will be $10.00 until the date that is one year from the date on which the Offering Statement of which this Offering Circular forms a part is qualified by the SEC. Thereafter, the per share purchase price in this offering will be adjusted every fiscal quarter and, as of the end of March, June, September, and December of each year (or as soon as commercially reasonable and announced by us thereafter), will be equal to our NAV divided by the number of shares outstanding as of the close of business on the last business day of the fiscal quarter. Note, however, that under the rules applicable to us under Regulation A, we are only permitted to publicly offer up to $50,000,000 of our common shares in any twelve-month period.

Q:	Who might benefit from an investment in our shares?

A:	An investment in the Company’s shares may be beneficial for you if you seek to diversify your portfolio with a commercial real estate investment vehicle focused primarily on single-family, multi-family, and other commercial real estate loans, including senior and subordinated mortgage loans, mezzanine loans, participations in such loans, and other select real estate-related assets, seek to receive current income, seek to preserve capital and are able to hold your investment for a time period consistent with our liquidity strategy. On the other hand, we caution persons who require immediate liquidity or guaranteed income, or who seek a short-term investment, that an investment in the Company’s shares will not meet those needs.

Q:	Are there any risks involved in buying our shares?

A:	Investing in our common shares involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives, and therefore, you should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” for a description of the risks relating to this offering and an investment in our shares.

Q:	How does a “best efforts” offering work?

A:	When common shares are offered to the public on a “best efforts” basis, we are only required to use our best efforts to sell our common shares. None of our Sponsor, Manager or any other party has a firm commitment or obligation to purchase any of our common shares (other than our Sponsor’s and its officers’ and directors’ commitment to purchase an aggregate of 50,000 common shares from us at $10.00 per share in private placements).

Q:	Who can buy shares?

A:	Generally, you may purchase shares if you are a “qualified purchaser” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include:

•	“accredited investors” under Rule 501(a) of Regulation D; and
•	all other investors so long as their investment in our common shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

However, our common shares are being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our common shares does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.”

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Net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A. Please refer to the section above entitled “State Law Exemption and Purchase Restrictions” for more information.

Q:	How do I buy shares?

A:	You may purchase our common shares in this offering by creating a new account, or logging into your existing account, at the REITless Platform. You will need to fill out a subscription agreement like the one attached to this offering circular as Appendix A for a certain investment amount and pay for the shares at the time you subscribe.

Q:	Is there any minimum investment required?

A:	Yes. You must initially purchase at least 100 shares in this offering, or $1,000 based on the current per share price. There is no minimum investment requirement on additional purchases after you have purchased a minimum of 100 shares.

Q:	May I make an investment through my IRA or other tax-deferred retirement account?

A:	Yes. You may make an investment through your IRA or other tax-deferred retirement account. In making these investment decisions, you should consider, at a minimum, (1) whether the investment is in accordance with the documents and instruments governing your IRA, plan or other retirement account, (2) whether the investment would constitute a prohibited transaction under applicable law, (3) whether the investment satisfies the fiduciary requirements associated with your IRA, plan or other retirement account, (4) whether the investment will generate unrelated business taxable income (“UBTI”) to your IRA, plan or other retirement account, and (5) whether there is sufficient liquidity for such investment under your IRA, plan or other retirement account. You should note that an investment in our common shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code

Q:	Is there any minimum initial offering amount required to be sold?

A:	Yes. We will not start operations until we have raised at least $500,000 in this offering (not including the $500,000 received or to be received in the private placements to our Sponsor). Until the minimum threshold is met, investors’ funds will remain at the investors’ bank/financial institution and investors will not be admitted as shareholders. The funds will be drawn by us using an ACH electronic fund transfer through the Automated Clearing House network or wire transfer only after the $500,000 minimum threshold has been met. Investors may revoke their subscriptions until the minimum threshold has been reached.

Q:	What happens to my subscription if you don’t raise at least the $500,000 minimum threshold from third parties in this offering?

A:	We will not accept subscription payments associated with subscription agreements until the minimum threshold is met. At the time the minimum threshold is met, we will accept subscription payments, common shares will be issued, and investors will become shareholders. If we do not meet the minimum threshold within 12 months after commencing the offering, we will cancel the offering and release all investors from their commitments.

Q:	What will you do with the proceeds from your offering?

A:	We expect to use substantially all of the net proceeds from this offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of single-family, multi-family, and other commercial real estate loans, including senior and subordinated mortgage loans, mezzanine loans, participations in such loans, and other select real estate-related assets. We expect that any expenses or fees payable to the Manager for its services in connection with managing our daily affairs, including but not limited to, the selection and acquisition or origination of our investments, will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (or waived) they will reduce the cash available for investment and distribution and will directly impact our quarterly NAV. See “Management Compensation” for more details regarding the fees that will be paid to the Manager and its affiliates.

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We may not be able to promptly invest the net proceeds of this offering in commercial real estate loans and other select real estate-related assets. In the interim, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn as high of a return as we expect to earn on our real estate-related investments.

Q:	How long will this offering last?

A:	We currently expect that this offering will remain open for investors until we raise the maximum amount being offered, unless terminated by us at an earlier time. We reserve the right to terminate this offering for any reason at any time.

Q:	Will I be notified of how my investment is doing?

A:	Yes, we will provide you with periodic updates on the performance of your investment in us, including:

•	an annual report;
•	a semi-annual report;
•	current event reports for specified material events within four business days of their occurrence;
•	supplements to the offering circular, if we have material information to disclose to you; and
•	other reports that we may file or furnish to the SEC from time to time.

We will provide this information to you by posting such information on the SEC’s website at www.sec.gov, on the REITless Platform at www.reitless.com, via e-mail, or, upon your consent, via U.S. mail.

Q:	When will I get my detailed tax information?

A:	Your IRS Form 1099-DIV tax information, if required, will be provided by January 31 of the year following each taxable year.

Q:	Who can help answer my questions about the offering?

A:	If you have more questions about the offering, or if you would like additional copies of this offering circular, you should contact us by email at info@reitless.com or by mail at:

REITless Impact Income Strategies LLC

c/o North Capital, Inc.

623 E Fort Union Blvd., Suite 101

Salt Lake City, UT 84121

info@reitless.com

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OFFERING SUMMARY

This offering summary highlights material information regarding our business and this offering that is not otherwise addressed in the “Questions and Answers About this Offering” section of this offering circular. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire offering circular carefully, including the “Risk Factors” section before making a decision to invest in our common shares.

REITless Impact Income Strategies LLC

REITless Impact Income Strategies LLC is a newly organized Delaware limited liability company formed to invest in and manage a diversified portfolio of single-family, multi-family, and other commercial real estate loans, including senior and subordinated mortgage loans, mezzanine loans, participations in such loans, and other real estate-related assets. The Company will focus its lending to companies, organizations, and projects with the intention to generate positive social and environmental impact alongside a financial return.

We intend to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes. Among other requirements, REITs are required to distribute to shareholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain).

Our office is located at 623 E Fort Union Blvd., Suite 101, Salt Lake City, UT 84047. Our telephone number is (888) 625-7768. Information regarding the Company is also available on our web site at www.reitless.com. Information about the Sponsor and the Manager is available on the NCIT website, at www.northcapital.com.

Investment Strategy

We intend to use substantially all of the proceeds of this offering to originate, invest in and manage a diversified portfolio of commercial real estate loans. We expect to use substantially all of the net proceeds from this offering to originate, acquire and structure single-family, multi-family, and other commercial real estate loans (including senior mortgage loans, subordinated mortgage loans or B-Notes, mezzanine loans, participations in such loans, other commercial real estate-related debt securities (including CMBS, CDOs and REIT senior and junior debt and certain REIT preferred equity securities), and other real estate-related assets.

We will seek to create and maintain a diversified portfolio of loans that generate cashflow through the periodic payment of interest and principal, allowing us to make regular dividend distributions to our shareholders. Our focus on investing in debt instruments will emphasize the payment of current returns to investors and preservation of invested capital as our primary investment objectives.

In addition to financial returns, The Company will focus on commercial real estate lending opportunities that have a high potential to generate positive social and environmental impact, especially in housing, sustainable businesses, and other impactful business areas.

Our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest, as this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our underwriting process will involve comprehensive and systematic financial, structural, operational and legal due diligence of our borrowers and partners in order to identify and structure loans that meet our investment objectives. We feel the market environment offers a broad range of opportunities to source compelling investments with attractive risk-return profiles.

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Investment Objectives

Our primary investment objectives are:

•	to preserve, protect and return investors’ capital contributions;
•	to pay competitive and consistent cash distributions;
•	to create a positive social impact through our investments;
•	to create a repeatable investment process that allows the Company to continue to redeploy capital to achieve our investment objectives.

We will also seek to realize growth in the value of our investments to the extent possible, although we expect most investments to be held to their maturity date or redeemed early at the option of the borrower. As such, we will likely have little ability to affect the timing of any asset dispositions.

Market Opportunities

We believe that the near- and medium-term market for investment in commercial real estate loans and commercial real estate-related debt securities is compelling from a risk-return perspective. Our strategy is expected to be weighted toward secured senior and mezzanine debt that maximizes current income, with significant subordinate capital and downside structural protections, while targeting our impact objectives. We believe that our investment strategy, combined with the investment expertise of the Manager’s management team, will provide opportunities to originate investments with attractive expected returns and strong structural features directly with real estate companies, in order to seek an attractive risk-return profile for the Company and our shareholders. We also believe that we will be able to create a favorable social and/or environmental impact through our investments.

Our Manager

North Capital, Inc., the Manager, manages our day-to-day operations. Our Manager is an affiliate of our Sponsor. A team of investment professionals, acting through the Manager, will make all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement. Our Manager will also be responsible for asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital. NCIT, our Sponsor, is also able to exercise significant control over our business. North Capital, Inc. is an SEC-registered investment advisor. Registration with the SEC does not imply a certain level of skill or training.

About the REITless Platform

The Company is an affiliate of the Sponsor, which is the owner and operator of an online financial platform focused on real estate debt investments, which may be found on the website: www.reitless.com (the “REITless Platform”).

James P. Dowd is the founder and Chief Executive Officer of NCIT, our Sponsor. Mr. Dowd is responsible for overseeing the day-to-day operations of the Sponsor, the Manager, and their affiliates.

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Our Structure

The chart below shows the relationship among various NCIT affiliates and the Company as of the date of this offering circular.

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Management Compensation

Our Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither the Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of our common shares.

No portion of the fees detailed below will be allocated to any individual in his or her capacity as an executive officer of our Sponsor or Manager.

See “Management Compensation” for a more detailed explanation of the fees and expenses payable to the Manager and its affiliates.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Organization and Offering Stage
Organization and Offering Expenses — Manager	To date, the Manager has paid $60,000 organization and offering expenses on our behalf. We will reimburse the Manager for these costs and future organization and offering costs it may incur on our behalf. We expect organization and offering expenses to not exceed $250,000 or, if we raise the maximum offering amount, approximately 0.5% of gross offering proceeds.	$250,000

Distribution Sales and Marketing Allowance — Broker Sales Commission	Investors will not pay upfront selling commissions as part of the price per share of our common shares purchased in this offering. The Manager will pay NCPS and certain brokers participating in the offering selling commissions quarterly from their asset management fee equal to an annualized rate of 0.25% of the proceeds from the sale of any shares that the broker executed. A portion of that sales commission will be paid to employees of our affiliates, who are serving as registered representatives of NCPS and to other broker-dealers not affiliated with us for their services in connection with the sale of our common shares.

Actual amounts are dependent upon the offering proceeds we raise. The broker sales commission, assuming the maximum amount of this offering is raised and up to a 0.25% commission is paid on each executed sale, will be $125,000.

These amounts will be paid quarterly by the Manager from its annual management fee and will not be directly charged to either the Company or its investors.

Acquisition and Development Stage
Acquisition / Origination Fee — Sponsor or its Affiliate (2)	The borrower may pay up to 5.0% of the amount funded by our Sponsor or affiliates of our Sponsor to acquire or originate commercial real estate loans or the amount invested in the case of other real estate investments, excluding any acquisition and origination expenses and any debt attributable to such investments. We will not be entitled to this fee.	Paid directly by borrowers to our Sponsor or affiliates of our Sponsor, not by us.

Actual amounts are dependent upon the total equity and debt capital provided by the Company, the Sponsor, or their affiliates; we cannot determine these amounts at the present time.

Reimbursement of Acquisition / Origination Expenses — Manager	We will reimburse the Manager for actual expenses incurred in connection with the selection, acquisition, origination or due diligence of a prospective investment, to the extent not reimbursed by the borrower, subject to a 1% limit on the amount of the prospective investment, whether or not we ultimately acquire or originate the investment.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the number of investment opportunities considered by the Company. The maximum acquisition fee in a year, assuming the maximum amount of this offering is raised and we utilize leverage of 75% (the high end of the Company’s disclosed target leverage range), would be $2,000,000.

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Operational Stage
Asset Management Fee — Manager (3)

Quarterly asset management fee equal to an annualized rate of 1.00%, which, until November 2, 2019, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior quarter.

Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations. The asset management fee, assuming the maximum amount of this offering is raised and we utilize leverage of 75% (the high end of the Company’s disclosed target leverage range), would be $500,000 per year.

Other Operating Expenses — Manager

We will reimburse the Manager for out of pocket expenses paid to third parties in connection with providing services to us, including license fees, auditing fees, fees associated with SEC reporting requirements, increases in insurance costs, Delaware taxes and filing fees, administration fees, fees for the services of an independent representative, and third-party costs associated with these expenses. This does not include overhead, employee costs, utilities or technology costs of the Manager, NCIT or their affiliates.

The expense reimbursements that we will pay to the Manager also include expenses incurred by our Sponsor in the performance of services under the shared services agreement between the Manager and our Sponsor, including any increases in insurance attributable to the management or operation of the Company.

Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Liquidation – Listing Stage
Disposition Fees	None	—

(1)	After we raise $1,000,000 in this offering and have begun our operations, we will start to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments will be made in quarterly installments, but the aggregate quarterly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable quarterly installment, the excess will be eligible for reimbursement in subsequent quarters (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

(2)	The acquisition/origination fee paid to the Sponsor or its affiliates by borrowers is a percentage of the purchase price of an investment or the amount funded by us to acquire or originate a loan. The amount of the origination fee is determined through direct negotiations with a borrower and is generally a higher percentage (3-5%) for loan amounts below $500,000 and a lower percentage (1-2%) for loan amounts of $500,000 or more.

(3)	Our Manager in its sole discretion may defer or waive any fee payable to it under the operating agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

Summary of Risk Factors

Investing in our common shares involves a high degree of risk. You should carefully review the “Risk Factors” section of this offering circular, beginning on page 24, which contains a detailed discussion of the material risks that you should consider before you invest in our common shares.

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Conflicts of Interest

Our Manager and its affiliates will experience conflicts of interest in connection with the management of our business. Some of the material conflicts that the Manager and its affiliates will face include the following:

•	Our Sponsor’s investment professionals, acting on behalf of the Manager, must determine which investment opportunities to recommend for the Company and for other investors whose accounts may be managed by the Sponsor or its affiliates.
•	Our Sponsor’s investment professionals, acting on behalf of the Manager will have to allocate their time among us, our Sponsor’s business and other programs and activities in which they are involved. At the date of this offering circular, the Sponsor is not involved in other real estate-related programs.
•	The terms of our operating agreement (including the Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated at arm’s length and may be less attractive than an agreement negotiated with an independent third party.
•	The terms of our operating agreement limit the ability of our shareholders to remove the Manager. Our shareholders may only remove the Manager for “cause” following the affirmative vote of shareholders holding two-thirds of the outstanding common shares. Unsatisfactory financial performance does not constitute “cause” under the operating agreement.
•	At some future date after we have acquired a substantial investment portfolio that the Manager determines would be most effectively managed by our own personnel, we may seek shareholder approval to internalize the management of the Company by directly acquiring assets and employing the key investment and real estate and debt finance professionals performing services to us for consideration that would be negotiated at that time. The payment of such consideration could result in dilution to your interest in us and could reduce the net income per share and funds from operations per share attributable to your investment. Additionally, in an internalization transaction, the investment and real estate and debt finance professionals who become our employees may receive more compensation than they previously received from our Sponsor or its affiliates. These possibilities may provide incentives to these individuals to pursue an internalization transaction, even if an alternative strategy might otherwise be in our shareholders’ best interest.
•	Our Manager may, without shareholder consent (unless otherwise required by law), determine that we should merge or consolidate through a roll-up or other similar transaction involving other entities, into or with such other entities, including entities affiliated with the Manager.
•	As a non-traded company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

Distributions

We expect the Manager to declare and pay distributions quarterly in arrears commencing in the second full quarter after the quarter in which we make our first real estate-related investment; however, the Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

Any distributions we make will be at the discretion of the Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. Distributions will be paid to shareholders as of the record dates selected by the Manager. In addition, the Manager’s discretion as to the payment of distributions will be limited by the REIT distribution requirements, which generally require that we make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. Moreover, even if we make the required minimum distributions under the REIT rules, we will be subject to federal income and excise taxes on our undistributed taxable income and gains. As a result, the Manager intends to make such additional distributions, beyond the minimum REIT distribution, to avoid such taxes. See “Description of Our Common Shares — Distributions” and “U.S. Federal Income Tax Considerations.”

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Any distributions that we make will directly impact our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Borrowing Policy

We intend to employ conservative levels of borrowing in order to provide additional funds to support our investment activities. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 0-75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are beginning our operations and growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by the Manager’s Research Committee. See “Investment Objectives and Strategy” for more details regarding our leverage policies.

Valuation Policies

We expect to engage an independent valuation agent with expertise in appraising commercial real estate loans and other real estate-related financial assets to provide annual valuations of the investments of the Company, including related liabilities, to be set forth in reports of the underlying investments, and to adjust those valuations for events known to the independent valuation agent that it believes are likely to have a material impact on previously provided estimates of the value of the affected investments and related liabilities. Our Manager will inform the independent valuation expert if a material event occurs between scheduled annual valuations that the Manager believes may materially affect the value of our assets.

At the end of each fiscal quarter, beginning with the first fiscal quarter following the commencement of this offering, our internal accountants will calculate our NAV per share using a process that reflects (1) estimated values of each of our investments, including related liabilities provided periodically by our independent valuation expert in reports of the underlying real estate, as they may be updated upon certain material events described below, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our quarterly or other periodic distributions, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees.

The independent valuation expert will not be responsible for, and will not prepare, our quarterly aggregate NAV or NAV per share.

Our goal is to provide a reasonable estimate of the market value of the Company’s shares on a quarterly basis. However, the majority of our assets will consist of commercial real estate loans and other real estate-related assets. As with any non-traded investment valuation protocol, the conclusions reached by our independent valuation expert will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share is unlikely to reflect the precise amount that might be paid for the Company’s shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable and will update the NAV information provided on our website.

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Impact Assessment

Quantifying the social and environmental impact of investments made by the Company is inherently subjective, because there is no market benchmark and generally no directly comparable investments that can be used for comparative analysis. The Company will produce a quarterly report that describes all of its investments during the quarter, along with the qualitative impact on the communities where they have been made. The Company may, in its sole discretion, engage outside advisors or consultants to report upon the impact of the Company’s investments. The report will be publicly available on the public REITless Platform, www.reitless.com, and will be distributed to shareholders of record.

Quarterly Share Price Adjustments

Our Manager set our initial offering price at $10.00 per share, which will continue to be the purchase price of our common shares until the date that is one year from the date on which the Offering Statement of which this Offering Circular forms a part is qualified by the SEC. Thereafter, the per share purchase price in this offering will be adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will be equal to the greater of (i) $10.00 per share or (ii) our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter, in each case prior to giving effect to any share purchases or redemptions to be effected on such day.

Beginning after the date that is one year from the date on which the Offering Statement of which this Offering Circular forms a part is qualified by the SEC, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per share that will be applicable for such fiscal quarter, which we refer to as the pricing supplement. We will also post that fiscal quarter’s NAV on the public REITless Platform, www.reitless.com. The REITless Platform will also contain this offering circular, including any supplements and amendments. We will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV. In addition, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable and will update the NAV information provided on our website.

Any subscriptions that we receive prior to the end of a fiscal quarter will be executed at a price equal to our NAV per share applicable to such fiscal quarter. See “Description of Our Common Shares—Quarterly Share Price Adjustments” for more details.

Quarterly Redemption Plan

While shareholders should view this investment as long-term, with poor liquidity, we have adopted a redemption plan whereby, on a quarterly basis, an investor may have the opportunity to obtain limited liquidity. The Manager has designed our redemption plan with a view towards offering investors with an initial period during which to decide whether a long-term investment in the Company is appropriate for their portfolio. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is in the best interest of all shareholders to provide the opportunity for limited quarterly liquidity in the event a shareholder needs it, by offering a discounted redemption price prior to year 5. The difference between the NAV and the discounted value would accrue to shareholders who have not requested redemption. Neither the Manager nor our Sponsor receives any economic benefit as a result of the discounted redemption price through year 5.

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Pursuant to our redemption plan, shareholders may request that we redeem at least 10% of their shares. In addition, the redemption plan is subject to certain aggregate redemption limits, which may fluctuate depending on the liquidity of the real estate assets held by us.

For the first quarter following the settlement of the common shares subject to the redemption request (the “Preliminary Investment Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by

(i)	the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and
(ii)	the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request.

In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

Beginning with the first day of the second quarter following the settlement of the common shares subject to the redemption request (the “Regular Investment Period”), the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain aggregate liquidity limitations, which may vary depending on the underlying liquidity of the real estate assets held by us. During the Regular Investment Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price)(1)
Less than 90 days (Preliminary Investment Period)	100	%(2)(3)
90 days until 3 years	97.0	%(4)
3 years to 4 years	98.0	%(5)
4 years to 5 years	99.0	%(6)
More than 5 years	100.0	%(7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Preliminary Investment Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Preliminary Investment Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

Because our NAV per share will be calculated at the end of each quarter beginning on the date that is one year from the date on which the Offering Statement of which this Offering Circular forms a part is qualified by the SEC, the redemption price for shares held at least ninety (90) days may change between the date we receive the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

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Redemption of our common shares will be made quarterly upon written request to us at least 15 days prior to the end of the applicable calendar quarter; provided, however, written requests for common shares to be redeemed during the Preliminary Investment Period must be delivered to the Manager prior to the end of such common shares’ Preliminary Investment Period; provided, further, such redemption request must be presented to the Company at least 10 business days prior to the end of each calendar quarter (e.g., if an investment in common shares settled on March 30, 2019, a redemption request for June 30, 2019 must be delivered to the Manager no later than June 16, 2019). The Manager intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last business day of such quarter, and to endeavor to remit the redemption proceeds within 10 business days of the end of such quarter; although payment of the redemption proceeds may be delayed until 31 calendar days after the end of such quarter, due to exigent circumstances, including, without limitation, (1) our borrower(s), partners, or vendors fail to provide adequate information regarding the Company’s investments within a time frame that allows us to perform our NAV calculation, which in turn would prevent us from determining redemption prices applicable to the shares being redeemed; (2) macro-economic crises or micro-level events, such as damage to a property that could impair one or more of our investments, that may affect our ability to make redemptions or determine NAV; and (3) our payment processing provider chooses to discontinue service or has technical outages that prevent us from processing share redemptions in a timely manner. Shareholders may withdraw their redemption request at any time up to five (5) business days prior to the end of the calendar quarter in which the redemption request was submitted.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any calendar quarter. In the event the Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted in any given calendar quarter, such pending requests will be honored on a pro rata basis. In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each shareholder. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning those common shares that have been continuously held for the shortest amount of time will be redeemed first. We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request, which may affect whether the request is considered in the “Preliminary Investment Period” or “Regular Investment Period.”

In accordance with the SEC’s current guidance on redemption plans contained in T-REIT Inc. (June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Dec. 3, 2003), we are prohibited from redeeming more than 5.0% of the weighted average number of common shares outstanding during the prior calendar year. Accordingly, we presently intend to limit the number of shares to be redeemed during any calendar quarter to 1.25% of the common shares outstanding, with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate loans of varying terms and maturities, the Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold, but in no event will we redeem more than 5.0% during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

There is no fee in connection with a redemption of our common shares, and the discount applied to the redemption price is for the sole benefit of shareholders who remain as shareholders of the Company, and does not provide any economic benefit to the Manager or Sponsor; however, a shareholder requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, in order to protect our operations and/or our non-redeeming shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material change in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such amendment. The Manager also may, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

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Please refer to the section entitled “Description of Our Common Shares—Quarterly Redemption Plan” for more information.

Liquidity Event

Subject to then existing market conditions, we expect to consider options for providing liquidity to our shareholders beginning five years from the completion of this offering. While we expect to seek a liquidity transaction during this time frame, we cannot assure you that a suitable opportunity to obtain liquidity on acceptable terms will be available or that market conditions for a transaction will be favorable during this time frame. Our Manager has the discretion to consider a liquidity transaction at any time if it determines such event to be in the best interests of the Company’s shareholders. A liquidity transaction could consist of a sale or a roll-off to scheduled maturity of our assets, a sale or merger of the Company, a consolidation transaction with other companies managed by the Manager or its affiliates, a listing of our common shares on a national securities exchange or a similar transaction. The Company does not have a stated term, as we believe setting a finite date for a possible, but uncertain, future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our shareholders.

Voting Rights

Our common shareholders will have voting rights only with respect to certain matters, primarily relating to amendments to our operating agreement that would, if adopted, adversely change the rights of the common shares, and removal of the Manager for “cause.” Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of common shareholders. Our shareholders do not elect or vote on retention of the Manager, and, unlike the holders of common shares in a corporation, have only limited voting rights on other key matters affecting our business, and therefore limited ability to influence decisions regarding our business. For additional information, see “Description of Our Common Shares—Voting Rights.”

Other Governance Matters

Other than the limited shareholder voting rights described above, our operating agreement vests most other decisions relating to our assets and to the business of the Company, including decisions relating to acquisitions, originations and dispositions, the engagement of asset managers, the issuance and redemption of securities in the Company, including additional common shares, mergers, dispositions, roll-up transactions, and other decisions relating to our business, in the Manager. See “Management” for more information about the rights and responsibilities of the Manager.

Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any subsidiaries we may establish, will be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as “the 40% test.” Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

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We also may rely upon the exclusion from the definition of investment company under Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires an entity to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate,” which we refer to as “qualifying real estate interests,” and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets.”

We may hold real estate loans and other and real estate-related assets described below (i) directly, (ii) through wholly owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, (iv) through minority-owned joint venture subsidiaries, and (v) through partnerships with affiliates or non-affiliate third parties.

We intend, directly or indirectly through the vehicles referenced above, to originate, invest in and manage a diversified portfolio of qualified real estate interests: single-family, multi-family, and other commercial real estate loans, including senior and subordinated mortgage loans, mezzanine loans, participations in such loans, and other select real estate-related assets, including commercial real estate loans and other real estate-related investments as defined under Section 3(c)(5)(C). We expect to use substantially all of the net proceeds from this offering to originate, structure and acquire commercial real estate loans (including senior mortgage loans, subordinated mortgage loans or B-Notes, mezzanine loans, participations in such loans, and other real estate-related securities including but not limited to commercial mortgage-backed securities, or CMBS, collateralized debt obligations, or CDOs, and REIT senior and junior debt certain REIT preferred equity securities.

We will monitor our compliance with the 40% test and the additional tests under 3(c)(5)(C) our holdings and the holdings of our subsidiaries (if any) to ensure that each of our subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act.

The securities issued by any wholly owned or majority-owned subsidiary that we may form and that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis.

The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. We intend to treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. The determination of whether an entity is a majority-owned subsidiary of the Company is made by us. We also intend to treat subsidiaries of which we or our wholly owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (which we refer to as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. We have not asked the SEC staff for concurrence of our analysis and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

We believe that neither we nor certain of our subsidiaries will be considered investment companies for purposes of Section 3(a)(1)(A) of the Investment Company Act because we and they will not engage primarily or hold themselves out as being primarily in the business of investing, reinvesting or trading in securities. Rather, we and such subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct our operations such that none will be required to register as an investment company under the Investment Company Act.

Qualification for exemption from registration under the Investment Company Act will necessarily limit our ability to make certain investments. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon such exclusions, we may be required to adjust our strategy accordingly, which may include further limitations. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

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The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations. See “Risk Factors—Risks Related to Our Organizational Structure—Maintenance of our Investment Company Act exemption imposes limits on our operations, which may adversely affect our operations.”

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RISK FACTORS

An investment in our common shares involves substantial risks. You should carefully consider the following risk factors in addition to the other information contained in this offering circular before purchasing shares. The occurrence of any of the following risks might cause you to lose all or a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Statements Regarding Forward-Looking Information.”

Risks Related to an Investment in REITless Impact Income Strategies

We have no prior operating history , and the prior performance of our Sponsor or other real estate investment opportunities sponsored by our Sponsor may not predict our future results.

We are a recently formed company and have no operating history. As of the date of this offering circular, we have not made any investments, and prior to our initial closing, have approximately $500,000 in cash. You should not assume that our performance will be similar to the past performance of our Sponsor or other real estate investment opportunities sponsored by our Sponsor. Our limited operating history significantly increases the risk and uncertainty you face in making an investment in our shares.

Because no public trading market for the Company’s shares currently exists, it will be difficult for you to sell the Company’s shares and, if you are able to sell your shares, you will likely sell them at a substantial discount to the public offering price. The limited Quarterly Redemption Plan offers limited liquidity for shareholders.

Our operating agreement does not require the Manager to seek shareholder approval to liquidate our assets by a specified date, nor does our operating agreement require the Manager to list the Company’s shares for trading on a national securities exchange by a specified date. There is no public market for the Company’s shares and we currently have no plans to list the Company’s shares on a stock exchange or other trading market. Until the Company’s shares are listed, if ever, you may not sell the Company’s shares unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our operating agreement prohibits the ownership of more than 9.8% in value or number of our shares, whichever is more restrictive, or more than 9.8% in value or number of our common shares, whichever is more restrictive, unless exempted by the Manager, which may inhibit large investors from purchasing your shares. In its sole discretion, to protect our operations and our non-redeeming shareholders, to prevent an undue burden on our liquidity or to preserve our status as a REIT, the Manager may amend, suspend or terminate our redemption plan without notice. Further, the redemption plan includes numerous restrictions that limit your ability to sell your shares. We describe these restrictions in more detail under “Description of Our Common Shares — Quarterly Redemption Plan.” Therefore, it will be difficult for you to sell the Company’s shares at the time you wish to do so, if you are able to sell them at all. If you are able to sell your shares, you would likely have to sell them at a substantial discount to their public offering price. It is also likely that the Company’s shares would not be accepted by any lender as the primary collateral for a loan. Because of the illiquid nature of our shares, you should purchase the Company’s shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

If we are unable to find suitable investments for the Company, we may not be able to achieve our investment objectives or pay distributions to shareholders.

Our ability to achieve our investment objectives and to pay distributions to shareholders depends upon the performance of the Manager in the origination, structuring, and/or acquisition of our investments. In some cases we may also depend upon the performance of third-party brokers and loan servicers to source and service our loan investments. Except for investments that may be described in supplements to this offering circular prior to the date you subscribe for our shares, you will have no opportunity to evaluate the economic merits or the terms of our investments before making a decision to invest in the Company. You must rely entirely on the abilities of the Manager and the partners and vendors with which Manager chooses to work.

To the extent that our Manager’s real estate and debt finance professionals face competing demands upon their time in instances when we have capital ready for investment, we may face delays in execution. Further, because we are raising a “blind pool” whereby we are not committed to investing in any particular assets, it may be difficult for us to invest the net offering proceeds promptly, on attractive terms, or in a way that meets our social impact goals.

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We cannot assure you that the Manager will be successful in obtaining suitable investments on financially attractive terms or that, if the Manager makes investments on our behalf, our objectives will be achieved. If we, through the Manager, are unable to find suitable investments to deploy our capital, we will hold the proceeds from this offering in an interest-bearing account or will invest the proceeds in liquid investments in a manner that is consistent with our qualification as a REIT. If, over an extended period, we continue to be unsuccessful in sourcing suitable investments, we may decide to liquidate the Company. In the event we are unable to locate suitable investments on a timely basis after receiving subscriptions for our shares, we may be unable or limited in our ability to pay distributions, and we may not be able to meet our investment objectives. Further, the failure of our management to apply the net proceeds of this offering effectively or to find investments that meet our investment criteria, including our social impact criteria, in sufficient time or on acceptable terms could cause the value of our common shares to decline.

We may invest the net proceeds from this offering in investments with which you do not agree and would not make directly.

We will have a high degree of autonomy in investing the net proceeds of this offering. You will be unable to evaluate the manner in which the net proceeds of this offering are invested and will have no opportunity to assess our prospective investments. As a result, we may use the net proceeds from this offering to invest in investments with which you may not agree and would not support if you were evaluating the investment directly. This may be true for financial or social reasons. Our determination that an investment has the potential to produce a positive social or environmental impact may differ from your assessment, or our perspective on the entire landscape of “impact investments” may be different than yours.

If we pay distributions from sources other than cash flow from operations, we will have less capital available for investments and your overall return is likely to be reduced.

Although our distribution policy is to use our cash flow from operations to make distributions to shareholders, our operating agreement permits us to pay distributions from any source, including offering proceeds, borrowings, or sales of assets. We have not placed a cap on the use of proceeds to fund distributions. Until the proceeds from this offering are fully invested and from time to time during the operational stage, we may not generate sufficient cash flow from operations to fund distributions. If we pay distributions from sources other than our cash flow from operations, we will have less capital available to make investments, and your overall return is likely be reduced.

There is a risk that you may not receive distributions at all, or that distributions may not grow over time.

We intend to make distributions on a quarterly basis from assets legally available therefor to our shareholders in amounts such that all or substantially all of our REIT taxable income in each year, subject to certain adjustments, is distributed. We have not established a minimum distribution payment level and the amount of our distributions will vary over time. Our ability to pay distributions may be adversely affected by a number of factors, including the risk factors described in this offering circular. All distributions will be made at the discretion of our Manager and will depend on our earnings, our financial condition, maintenance of our REIT status and other factors that our Manager may deem to be relevant from time to time. Among the factors that could adversely affect our results of operations and impair our ability to pay distributions to our shareholders are:

•	the profitability of the investment of the net proceeds of this offering;
•	our ability to make profitable reinvestments;
•	interest charges or other expenses that reduce our cash flow;
•	defaults in our asset portfolio or other decreases in the aggregate NAV of our portfolio; and
•	the fact that anticipated operating expense levels may not be accurate and actual expense results are higher than estimates.

A change in any one of these factors could affect our ability to make distributions. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions.

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We may not be able to make distributions in the future or our Manager may change our distribution policy in the future. In addition, some of our distributions may include a return of capital. To the extent that we decide to pay distributions in excess of our current and accumulated tax earnings and profits, such distributions would generally be considered a return of capital for U.S. federal income tax purposes. A return of capital reduces the basis of a shareholder’s investment in our common shares to the extent of such basis and is treated as capital gain thereafter.

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the commercial real estate market as well as the market for debt-related investments generally, which could hinder our ability to implement our business strategy and generate returns to you.

We intend to originate and acquire a diversified portfolio of single-family, multi-family, and other commercial real estate loans (including senior mortgage loans, subordinated mortgage loans or B-Notes, mezzanine loans, participations in such loans), other commercial real estate-related debt securities (including CMBS, CDOs and REIT senior and junior debt and certain REIT preferred equity securities) and other investments in real estate-related debt assets. Economic conditions greatly increase the risks of these investments, including the risk of default (see “— Risks Related to Our Investments”). The value of collateral securing any loan investment we may make could decrease below the outstanding principal amount of such loan. In addition, revenues on the properties and other assets supporting any investments in loans made by the Company could decrease, making it more difficult for borrowers to meet their payment obligations to us. Each of these factors would increase the likelihood of default and foreclosure, which would likely have a negative impact on the value of our loan investment.

More generally, the risks arising from the financial market and economic conditions are applicable to all of the investments we may make. The risks apply variously to commercial mortgage, mezzanine or bridge loans. They also apply to the debt and equity securities of companies that have investment objectives similar to ours, which could adversely affect the liquidity and value of our investments.

Future disruptions in the financial markets or deteriorating economic conditions may also impact the market for our investments and the volatility of our investments. The returns available to investors in our targeted investments are determined, in part, by: (i) the supply and demand for such investments and (ii) the existence of a market for such investments, which includes the ability to sell or finance such investments. During periods of volatility, the number of investors participating in the market and amount of risk capital deployed may quickly change. If demand for these investments increases, the cost of our targeted investments may increase and the expected returns may decline. If demand for these investments decreases, or liquidity declines, expected returns on new investments will increase but the value of the Company’s existing portfolio is likely to fall, adversely affecting the NAV of current shareholders.

All of the factors described above could adversely impact our ability to implement our business strategy and make distributions to our investors and could decrease the value of an investment in the Company.

We may suffer from delays in locating suitable investments, which could limit our ability to make distributions and lower the overall return on your investment.

We rely upon the Manager’s real estate and debt finance professionals to identify suitable investments. Our Sponsor and its affiliates also rely on these professionals for investment opportunities. To the extent that the Manager’s and the Sponsor’s investment professionals face competing demands upon their time in instances when we have capital ready for investment, we may face delays in execution. Delays we encounter in the selection and origination of income-producing loans and other assets would likely limit our ability to pay distributions to our shareholders and lower their overall returns. The fact that the Company is also focused on identifying investments with the potential to create a positive social and environmental income exacerbates the difficult in sourcing suitable investments. Similar concerns arise when there are prepayments, maturities or sales of our investments. See “—Prepayments can adversely affect the yields on our investments” below.

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Because this is a blind pool offering, you will not have the opportunity to evaluate our investments before we make them, which makes your investment more speculative.

Because we have not yet acquired or identified any investments that we may make, we are not able to provide you with any information to assist you in evaluating the merits of any specific investments that we may make, except for investments that may be described in supplements to this offering circular. We will seek to invest substantially all of the offering proceeds available for investment, after the payment of fees and expenses, in single-family, multi-family, and other commercial real estate loans, including senior and subordinated mortgage loans, mezzanine loans, participations in such loans, and other real estate-related assets. However, because you will be unable to evaluate the economic merit or social impact of assets before we invest in them, you will have to rely entirely on the ability of our Manager to select suitable and successful investment opportunities. Furthermore, our Manager will have broad discretion in implementing policies regarding mortgagor creditworthiness and you will not have the opportunity to evaluate potential borrowers. These factors increase the risk that your investment may not generate returns comparable to our competitors, or meet our social impact objective.

You may be more likely to sustain a loss on your investment because our Sponsor does not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.

Our Sponsor, its directors and officers, have only invested approximately $500,000 in us through the purchase of 50,000 of our common shares at $10.00 per share. Therefore, our Sponsor will have limited exposure to loss in the value of our shares. Without this exposure, our investors may be at a greater risk of loss because our Sponsor does not have as much to lose from a decrease in the value of the Company’s shares as do those sponsors who make more significant equity investments in their companies.

Because we are limited in the amount of funds we can raise, we will be limited in the number and type of investments we make and the value of your investment in us will fluctuate with the performance of the specific assets we acquire.

This offering is being made on a “best efforts” basis and we may begin to invest net proceeds from this offering immediately after the commencement of this offering. Further, under Regulation A, we are only allowed to raise up to $50 million in any 12 month period (although we may raise capital in other ways). We expect the size of the commercial real estate loans and equity investments that we will make will average about $50,000 to $2 million per asset. As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a well-diversified portfolio of investments, even if we are successful in raising the maximum offering amount. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments that we make. In that case, the likelihood that any single asset’s performance would adversely affect our profitability will increase. Your investment in the Company’s shares will be subject to greater risk to the extent that we lack a diversified portfolio of investments. Further, we will have certain fixed operating expenses, including certain expenses in connection with certain SEC filings, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Any adverse changes in our Sponsor’s financial position or our relationship with our Sponsor or its affiliates could hinder our operating performance and could adversely affect the return on your investment.

At this early stage in its development, NCIT has funded substantially all of its operations with proceeds from private financings. To meet its financing requirements in the future, it may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict NCIT’s business activities and options. Additional funding may not be available to it on favorable terms, or at all. If NCIT is unable to obtain additional funds, it may be forced to reduce or terminate its operations. Any inability for our Sponsor to fund its operations could have a material adverse effect on our business and operations.

We have engaged the Manager to manage our operations and our portfolio of single-family, multi-family, and other commercial real estate loans, including senior and subordinated mortgage loans, mezzanine loans, participations in such loans, and other real estate-related assets. Our Manager has a limited number of employees and relies upon our Sponsor’s personnel to perform certain services on its behalf for us. Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of our Manager, our Sponsor and their affiliates as well as our Sponsor’s and our Manager’s investment professionals to identify, originate, and acquire investments, to manage our assets and to ensure the regular operation of our day-to-day activities. Any adverse changes in our Sponsor’s financial condition or our relationship with our Sponsor could hinder the Manager’s ability to successfully manage our operations and our portfolio of investments.

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Our ability to implement our investment strategy is dependent, in part, upon our ability to successfully conduct this offering through the REITless Platform, which makes an investment in us more speculative.

We will conduct this offering primarily through the REITless Platform, which is owned by NCIT, our Sponsor. Only a limited number of real estate investment opportunities have been offered through the REITless Platform prior to this offering. Our Sponsor has sponsored other real estate investment opportunities under other formats prior to this offering, but this is the first REIT offering being offered through the REITless Platform. The success of this offering, and our ability to implement our business strategy, is dependent upon our ability to sell the Company’s shares to investors through the REITless Platform. If we are not successful in selling the Company’s shares through the REITless Platform, our ability to raise proceeds through this offering will be limited and we may not have adequate capital to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period.

Although we presently intend to complete a transaction providing liquidity to shareholders in the future, our operating agreement does not require the Manager to pursue such a liquidity transaction. Market conditions and other factors could cause us to delay the listing of the Company’s shares on a national securities exchange, delay developing a secondary market, or delay the commencement of a liquidation or other type of liquidity transaction, such as a merger or sale of assets, beyond five years from the termination of this offering. If the Manager does decide to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we adopt a plan of liquidation, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in areas in which properties are located, and federal income tax effects on shareholders, that may prevail in the future. We cannot guarantee that we will be able to liquidate all assets. After we adopt a plan of liquidation, we would likely remain in existence until all of our investments are liquidated. If we do not pursue a liquidity transaction, or if we delay such a transaction due to market conditions, the Company’s shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and could suffer losses on your investment.

We may change our targeted investments and investment guidelines without shareholder consent.

Our Manager may change our targeted investments and investment guidelines at any time without the consent of our shareholders, which could result in our making investments that are different from, and possibly more risky than, the investments described in this offering circular. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market volatility, all of which could adversely affect the value of our common shares and our ability to make distributions to you.

We have minimal capital, no significant assets and no revenue from operations.

We have minimal capital and for the foreseeable future will be wholly dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. We cannot assure you that we will be able to successfully raise capital. The failure to successfully raise capital could result in our bankruptcy or other event that would have a material adverse effect on us and on the value of your shares. We have no significant assets or financial resources, so such adverse event could put your investment at significant risk.

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The market in which we participate is competitive and, if we do not compete effectively, our results could be adversely affected.

The real estate lending market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to increase volume on our platform.

Our principal competitors include major banking institutions, private equity funds, real estate investment trusts, insurance companies, private lending funds, hedge funds, specialty finance companies, as well as online lending platforms that compete with the REITless Platform. Competition could result in fewer investment opportunities available to the Company, reduced margins, or the failure of the REITless Platform to achieve or maintain more widespread market acceptance, any of which could harm our business. In addition, in the future we and the REITless Platform may experience new competition from more established internet companies possessing large, existing customer bases, substantial financial resources and established distribution channels. If any of these companies or any major financial institution decided to enter the online lending business, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed, adversely affecting your investment in the Company.

Most of our current or potential competitors listed above have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. We may not be able to compete successfully with our competitors for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we pay higher prices for investments, our returns will be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment or your per share NAV may decline.

Our potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than we have. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns. The online real estate investing industry is driven by constant innovation. If we or the REITless Platform are unable to compete with such companies and meet the need for innovation, the demand for the REITless Platform and the resultant opportunity to the Company could stagnate or substantially decline.

We rely on third-party banks and on third-party computer hardware and software, in addition to software developed by the Sponsor and its affiliates. If we are unable to continue utilizing these services, our business and our ability to service the corresponding project loans may be adversely affected.

We, the Sponsor, and the Manager all rely on third-party technology vendors and FDIC-insured depository institutions to process our transactions, including payments of corresponding loans, processing of subscriptions under this offering and distributions to our shareholders. Under the Automated Clearing House (ACH) rules, if we experience a high rate of reversed transactions (known as “chargebacks”), we may be subject to sanctions and potentially disqualified from using the system to process payments. We also rely on leased computer services and software licensed from third parties. Hardware and software may be physically located off-site, as is often the case with “cloud services.” This leased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all. If we cannot continue to obtain such services elsewhere, or if we are not able to transition to another payment processor quickly, our ability to maintain the Platform will suffer and your ability to receive distributions will be delayed or impaired.

We are dependent on our Sponsor’s and our Manager’s key personnel, including all investment personnel, for our success.

Our future depends, in part, on the Manager’s ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of the Manager, each of whom would be difficult to replace. In particular, the Founder/Chief Executive Officer James Dowd, of our parent company and Sponsor, North Capital Investment Technology, Inc., who is also the Chief Executive Officer of the Manager, is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Mr. Dowd or other executive officers or key personnel of the Manager and the process to replace any of the Manager’s key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

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If our techniques for managing risk are ineffective, we may be exposed to unanticipated losses.

In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to market, operational, legal and reputational risks. Our risk management methods may prove to be ineffective due to their design or implementation or as a result of the lack of adequate, accurate or timely information. If our risk management efforts are ineffective, we could suffer losses or face litigation, particularly from our clients, and sanctions or fines from regulators.

Our techniques for managing risks may not fully mitigate the risk exposure in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our risk management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks or to seek positive, risk-adjusted returns. In addition, any risk management failures could cause fund losses to be significantly greater than historical measures predict. Our more qualitative approach to managing those risks could prove insufficient, exposing us to unanticipated losses in our Net Asset Value and therefore a reduction in our revenues.

This offering is focused on attracting a large number of investors who plan to make relatively small investments. An inability to attract such investors may have an adverse effect on the success of our offering, and we may not raise adequate capital to implement our business strategy.

Our common shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D (which, in the case of natural persons, (A) have an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person, or (B) earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year) and (ii) all other investors so long as their investment in the particular issuer does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our common shares are currently being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our common shares does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Therefore, our target investor base inherently consists of persons that may not have the high net worth or income that investors in a traditional initial public offerings have, where the investor base is typically composed of “accredited investors.”

Our reliance on attracting investors that may not meet the net worth or income requirements of “accredited investors” carries certain risks that may not be present in traditional initial public offerings. For example, certain economic, geopolitical and social conditions may influence the investing habits and risk tolerance of these smaller investors to a greater extent than “accredited investors,” which may have an adverse effect on our ability to raise adequate capital to implement our business strategy. Additionally, our focus on investors that plan on making, or are able to make, relatively small investments requires a larger investor base in order to meet our annual goal of raising $50,000,000 in our offering. We may have difficulties in attracting a large investor base, which may have an adverse effect on the success of this offering, and a larger investor base involves increased transaction costs, which will increase our expenses.

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Risks Related to our Sponsor, our Manager and the REITless Platform

Our Sponsor has a limited operating history and no profits to date. As a result, our Sponsor faces increased risks, uncertainties, expenses and difficulties.

Our Sponsor has a limited operating history. In order for us to be successful, the volume of investments and financings originated through the REITless Platform will need to increase, which may require our Sponsor to increase its facilities, personnel and infrastructure to accommodate the greater obligations and demands on the REITless Platform. The REITless Platform is dependent upon the website to maintain current listings and transactions in real estate-related assets. Our Sponsor also expects to constantly update its software and website, expand its customer support services and retain an appropriate number of employees to maintain the operations of the REITless Platform. If our business grows substantially, our Sponsor may need to make significant new investments in personnel and infrastructure to support that growth. If our Sponsor is unable to increase the capacity of the REITless Platform and maintain the necessary infrastructure, or if our Sponsor is unable to make significant investments on a timely basis or at reasonable costs, you may experience delays in receipt of distributions on our common shares, periodic downtime of the REITless Platform or other disruptions to our business and operations.

Our Sponsor may need to raise substantial additional capital to fund its operations, and if it fails to obtain additional funding, it may be unable to continue operations.

At this early stage in its development, our Sponsor has funded substantially all of its operations with proceeds from private equity investments from individual investors and venture capital funds. To continue the development of its business, including the sponsorship of the Company and operation of the REITless Platform, our Sponsor will require substantial additional funds. To meet such financing requirements in the future, our Sponsor may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict our Sponsor’s business activities and options. Additional funding may not be available to it on favorable terms, or at all. If our Sponsor is unable to obtain additional funds for its operations, it may be forced to reduce or terminate its business, which may adversely affect our business and results of operations.

If our Sponsor were to enter bankruptcy proceedings, the operation of the REITless Platform and the activities with respect to our operations and business would be interrupted.

If our Sponsor were to enter bankruptcy proceedings or to cease operations, we would be required to find other ways to meet obligations regarding our operations and business. Such alternatives could result in delays in the disbursement of distributions or the filing of reports or could require us to pay significant fees to another company that we engage to perform services for us.

If the security of our investors’ confidential information stored in our Sponsor’s systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen.

The Sponsor or the Manager may collect and store investors’ confidential information including bank information and other personally-identifiable sensitive data. The REITless Platform is hosted in data centers that are compliant with payment card industry security standards and Sponsor uses security protocols and monitoring services provided by GoDaddy, Symantec Corporation, EphronTech, and others. However, any accidental or willful security breach or other unauthorized access could cause your secure information to be stolen and used for criminal purposes, and you would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they have been successfully used and are launched against a target, the REITless Platform and its third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors and our partner real estate operators to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, resulting in a potential loss of investors and adverse effect on the value of your investment in us.

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Any significant disruption in service on the REITless Platform or in its computer systems could reduce the attractiveness of the REITless Platform and result in a loss of users.

If a catastrophic event resulted in a platform outage and physical data loss, the REITless Platform’s ability to perform its functions would be adversely affected. The satisfactory availability, reliability, and performance of our Sponsor’s technology and its underlying hosting services infrastructure are critical to our Sponsor’s operations, level of customer service, reputation and ability to attract new users and retain existing users. Our Sponsor’s hosting services infrastructure is provided by third party hosting providers (the “Hosting Providers”). Our Sponsor also maintains a backup system at a separate location that is owned and operated by a third party. The Hosting Providers do not guarantee that users’ access to the REITless Platform will be uninterrupted, secure, or error-free. Our Sponsor’s operations depend on the Hosting Providers’ ability to protect their and our Sponsor’s systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our Sponsor’s arrangements with any of the Hosting Providers are terminated, or there is a lapse of service or damage to any of their facilities, our Sponsor could experience interruptions in its service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our Sponsor’s service, whether as a result of an error by a Hosting Provider or other third-party error, our Sponsor’s own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to perform any services for corresponding project investments or maintain accurate accounts, our Sponsor’s relationships with users of the REITless Platform and our Sponsor’s reputation. Additionally, in the event of damage or interruption, our Sponsor’s insurance policies may not adequately compensate our Sponsor for any losses that we may incur. Our Sponsor’s disaster recovery plan has not been tested under actual disaster conditions, and it may not have sufficient capacity to recover all data and services in the event of an outage at a facility operated by a Hosting Provider. Any of these factors could prevent us from processing or posting payments on the corresponding investments, damage our Sponsor’s brand and reputation, divert our Sponsor’s or Manager’s employees’ attention, and cause users to abandon the REITless Platform.

Our Manager’s due diligence of potential investments may not reveal all of the liabilities associated with such investments and may not reveal other weaknesses in such investments, including fraudulent misrepresentation by borrowers or project sponsors, which could lead to investment losses.

Before making an investment, our Manager assesses the strengths and weaknesses of the originator or issuer of the asset as well as other factors and characteristics that are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, our Manager relies on resources available to it and, in some cases, an investigation by third parties. This process is particularly important with respect to newly formed originators or issuers with unrated and other subordinated tranches of CMBS and other real estate-related securities, because there may be little or no information publicly available about these entities and investments. We cannot assure you that our Manager’s due diligence process will uncover all relevant facts or that any investment will be successful.

Future offerings of debt securities, which would rank senior to our common shares upon our liquidation, and future offerings of equity securities, which would dilute our existing shareholders and may be senior to our common shares for the purposes of dividend and liquidating distributions, may cause the value of our common shares to decline.

In the future, we may raise capital through the issuance of debt or additional equity securities. Upon liquidation, holders of our debt securities and preferred stock, if any, and lenders with respect to other borrowings will be entitled to our available assets prior to the holders of our common shares. Additional equity offerings may dilute the holdings of our existing shareholders or cause the value of our common shares to decline, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to pay dividends to the holders of our common shares. Sales of substantial amounts of our common shares, or the perception that these sales could occur, could have a material adverse effect on the price of our common shares, even if there is no effect on the NAV, and even though there is no liquid market for our shares. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings, if any. Thus, holders of our common shares will bear the risk of our future offerings reducing the value of our common shares and diluting the value of their shareholdings in us.

We have the authority to enter into unsecured related party loans that, in the aggregate, do not exceed $20 million and do not carry an interest rate that exceeds the then current applicable prime rate without the approval of an Independent Representative. If we choose to raise debt capital and there is an economic slowdown or recession that would force us to liquidate, this debt would be paid back prior to distributions on our equity. Further, if we incur debt, we may choose to pay back such debt rather than offering redemptions to our shareholders. If we prioritize paying debt over offering redemptions, fewer, if any, funds would be available for redemptions and your investment would be less liquid.

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The REITless Platform may not be effective as a source of capital or as a source of prospective investments for the Company.

We intend to distribute our shares to the public primarily through the REITless Platform. We also expect that the REITless Platform will be a principal source of investment leads for the Company. Potential sponsors of real estate opportunities and other borrowers come directly to the REITless Platform to seek debt financing for their projects. We also anticipate that we will be able to use the REITless Platform to sell our shares, and that sponsors and borrowers of real estate opportunities will continue to seek financing for their projects through the REITless Platform. If the REITless Platform experiences technical challenges that inhibit our ability to sell shares through the platform or if sponsors and borrowers fail to continue to seek financing through the REITless Platform, we may need to implement more manpower-intensive strategies to sell our shares or source investments, which could lead to an increase in expenses and a corresponding decrease in the value of our common shares.

We are relying on the exemption for insignificant participation by benefit plan investors under ERISA.

The Plan Assets Regulation (as defined in “ERISA Considerations”) provides that the assets of an entity will not be deemed to be the assets of a benefits plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in the entity by benefit plan investors is “significant” if at any time 25% or more of the value of any class of equity interest is held by benefit plan investors. Because we are relying on this exemption, we will not accept investments from benefit plan investments over 25% of the value of any class of equity interest. If repurchases of shares cause us to go over 25%, we may repurchase shares of benefit plan investors without their consent until we are under the 25% limit. See “ERISA Considerations” for additional information regarding the Plan Assets Regulation.

Risks Related to Compliance and Regulation

We are offering our common shares pursuant to recent amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our common shares less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we will be subject to scaled disclosure and reporting requirements, which may make our common shares less attractive to investors as compared to a traditional initial public offering, which may make an investment in our common shares less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regard to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our common shares, we may be unable to raise the necessary funds necessary to commence operations, or to develop a diversified portfolio of real estate investments, which could severely affect the value of our common shares.

Our use of Form 1-A and our reliance on Regulation A for this offering may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional initial public offering on Form S-11.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $50 million in any 12-month period under Regulation A (although we may raise capital in other ways), we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

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There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have completed such evaluations.

Non-compliance with laws and regulations may impair our ability to arrange, service or otherwise manage our loans and other assets.

Failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our, or a collection agency’s, ability to collect all or part of the payments owed to us on our investments. In addition, our non-compliance could subject us to damages, revocation of required licenses or other authorities, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business.

Some states, including California, require nonfinancial companies, such as the Company, that originate loans and other real estate investments, to obtain a real estate or other license in order to make commercial loans on a regular basis. We do not intend to originate loans in any state where such licenses are required until we obtain the required license. We and our Manager may, in the future, affiliate ourselves with third parties, including other financial institutions or licensed real estate lenders or brokers, in order to be able to participate in loans in jurisdictions where it might otherwise be restricted.

We may be required to obtain various state licenses in order to purchase certain mortgage loans in the secondary market and there is no assurance we will be able to obtain or maintain those licenses.

In the future we may purchase secondary mortgages and other loans or real estate-related debt securities. To the extent we do so, we will be required to apply for the required licenses to make such purchases. While we are not required to obtain licenses to purchase mortgage-backed securities, we would be required to obtain various state licenses to purchase mortgage loans in the secondary market. If we apply for these licenses at a later date, we expect the application process could take several months. There is no assurance that we would be able to obtain all of the licenses that we desire or that we would not experience significant delays in seeking the licenses. Furthermore, we would be subject to various information and other requirements to maintain the licenses, and there is no assurance that we would satisfy those requirements. Our failure to obtain or maintain licenses could restrict our investment options and could harm our business.

Maintenance of our Investment Company Act exemption imposes significant limits on our operations, which may adversely affect our operations.

We intend to continue to conduct our operations so that neither we nor any subsidiaries we may establish will be required to register as an investment company under the Investment Company Act. We may hold real estate loans and other and real estate-related assets described below (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, (iv) through minority-owned joint venture subsidiaries, and (v) through partnerships with affiliates or non-affiliate third parties.

We intend, directly or through subsidiaries, to originate, invest in and manage a diversified portfolio of commercial real estate debt investments. We expect to originate, acquire and structure single-family, multi-family, and other commercial real estate loans, including senior and subordinated mortgage loans, subordinated mortgage loans (also referred to as B-Notes), mezzanine loans, participations in such loans, and other select real estate-related assets. We may also invest in commercial real estate-related debt securities (including commercial mortgage-backed securities, or CMBS, collateralized debt obligations, or CDOs, and REIT senior unsecured debt and other real estate-related assets.

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In connection with the Section 3(a)(1)(C) analysis, the determination of whether an entity is a majority-owned subsidiary of the Company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting security as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We intend to treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. We also intend to treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (which we refer to as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. We have not asked the SEC staff for concurrence of our analysis, our treatment of such interests as voting securities, or whether the Controlled Subsidiaries, or any other of our subsidiaries, may be treated in the manner in which we intend, and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

We and certain of our subsidiaries may choose to rely on the exclusion provided by Section 3(c)(5)(C) under the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act is designed for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion generally requires that at least 55% of the entity’s assets on an unconsolidated basis consist of qualifying real estate assets and at least 80% of the entity’s assets consist of qualifying real estate assets or real estate-related assets. These requirements limit the assets those subsidiaries can own and the timing of sales and purchases of those assets.

To classify the assets held by our subsidiaries as qualifying real estate assets or real estate-related assets, we will rely on no- action letters and other guidance published by the SEC staff regarding those kinds of assets, as well as upon our analyses (in consultation with outside counsel) of guidance published with respect to other types of assets. We cannot assure you that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations. In fact, in August 2011, the SEC published a concept release in which it asked for comments on this exclusion from regulation. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon our exemption from the need to register or exclusion under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could further inhibit our ability to pursue the strategies that we have chosen.

Furthermore, although we intend to monitor the assets of our subsidiaries regularly, we cannot assure you that our subsidiaries will be able to maintain their exclusion from registration. Any of the foregoing could require us to adjust our strategy, which could limit our ability to make certain investments or require us to sell assets in a manner, at a price or at a time that we otherwise would not have chosen. This could negatively affect the value of our common shares, the sustainability of our business model and our ability to make distributions.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

•	limitations on capital structure;
•	restrictions on specified investments;
•	restrictions on leverage or senior securities;
•	restrictions on unsecured borrowings;
•	prohibitions on transactions with affiliates; and
•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us.

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Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us. In addition, if we purchase or sell any real estate assets to avoid becoming an investment company under the Investment Company Act, our NAV, the amount of funds available for investment and our ability to pay distributions to our shareholders could be materially adversely affected.

We are not subject to the banking regulations of any state or federal regulatory agency.

We are not subject to the periodic examinations to which commercial banks and other thrift institutions are subject. Consequently, our financing decisions and our decisions regarding establishing loan loss reserves are not subject to periodic review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws. As such, we are solely reliant on the judgment of the Manager to determine and manage the risk profile, exposure, liquidity, and leverage of the Company.

Recent legislative and regulatory initiatives have imposed restrictions and requirements on financial institutions that could have an adverse effect on our business.

The financial industry has recently become more highly regulated. There has been, and may continue to be, a related increase in regulatory investigations of the trading and other investment activities of alternative investment funds and companies. Such investigations may impose additional regulatory burdens and expenses on us, may require the attention of senior management of the Manager and may result in fines if we are deemed to have violated any regulations. In addition, the cost to maintain regulatory compliance has risen in the past few years and is likely to continue to rise.

As internet commerce in regulated financial services continues to develop, federal and state governments may adopt new laws to regulate internet such commerce and services, which may negatively affect our business.

As internet commerce related to regulated financial services — the sale of securities and the offering of specialized investment management through pooled investment vehicles—continues to evolve, increasing regulation by federal and state governments becomes more likely. Our business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to lending and securities markets. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be required to pass along those costs to our borrowers in the form of increased fees, which could negatively impact our ability to make loans or other real estate investments. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the internet. These taxes could discourage the use of the internet as a means of commercial financing, which would adversely affect the viability of the REITless Platform and the Company.

Laws intended to prohibit money laundering may require us to disclose investor information to regulatory authorities.

The Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury (“Treasury”) to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require the Company or our service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of our common shares to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective shareholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective shareholder to produce any information required for verification purposes, an application for, or transfer of, our common shares may be refused. We will not have the ability to reject a transfer of our common shares where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of our operating agreement, are satisfied.

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Risks Related to Conflicts of Interest

There are conflicts of interest between us, the Manager, the Sponsor and their affiliates.

Our executive officers, including our Chief Executive Officer, James Dowd, are principals in the Manager, which provides asset management and other services to individuals, families, businesses, non-profit organizations, qualified plans, and us. Our executive officers are also principals of the Sponsor and its affiliates. Prevailing market rates for contracts between affiliates are determined by management based on industry standards and expectations of what management would be able to negotiate with a third party on an arm’s length basis. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm’s length negotiations. Some of the conflicts inherent in the Company’s transactions with the Manager, the Sponsor and their affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Company, the Manager, the Sponsor and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to them than to us, these actions could have negative impact on our financial performance and, consequently, on distributions to shareholders and the value of our common shares. We have adopted a conflicts of interest policy. See “Conflicts of Interest—Certain Conflict Resolution Measures—Independent Representative” and “—Our Policies Relating to Conflicts of Interest.”

The interests of the Manager, the Sponsor, their principals, and their other affiliates may conflict with your interests.

The operating agreement provides the Manager with broad powers and authority, which may result in one or more conflicts of interest between your interests and those of the Manager, its principals and its other affiliates. This risk is increased by the Manager being controlled by James Dowd, who is a principal in our Sponsor and who participates, or expects to participate, directly or indirectly in other offerings by our Sponsor and its affiliates. Potential conflicts of interest include, but are not limited to, the following:

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the Sponsor, its principals and/or its other affiliates may originate and offer other real estate investment opportunities, including additional blind pool offerings similar to this offering, through the REITless Platform, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

•	affiliates of the Manager may compete with us with respect to certain investments which we may want to acquire, and as a result we may either not be presented with the opportunity or have to compete with the affiliates to acquire these investments. The Manager and our officers may choose to allocate favorable investments to its affiliates instead of to us. The ability of the Manager, its officers and individuals providing services to the Manager to engage in other business activities may reduce the time the Manager spends managing us;
•	the Sponsor, the Manager, their principals and/or other affiliates are not required to devote all of their time and efforts to our affairs. During turbulent conditions in the mortgage industry, distress in the credit markets or other times when we will need focused support and assistance from the Manager, other entities for which the Manager may also acts as an investment manager will likewise require greater focus and attention, placing the Manager’s resources in high demand. In such situations, we may not receive the necessary support and assistance we require or would otherwise receive if we were internally managed or if the Manager did not act as a manager for other entities;
•	we pay the Manager substantial management fees regardless of the performance of our portfolio. The Manager’s entitlement to substantial compensation that is not performance-based might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to make distributions to our shareholders and the value of our common shares;
•	the Manager is entitled to a one percent asset management fee, which is payable on all assets in our portfolio, including any investments acquired through debt financing. As a result, the Manager may have an incentive to seek debt financing in order to increase assets under management and earn the increased asset management fee;

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•	a broker-dealer affiliate of NCIT may earn placement fees, payable by the Manager, with respect to any interest in REITless Impact Income Strategies LLC sold to investors;
•	a broker-dealer affiliate of NCIT may earn origination or finders’ fees for the real estate-related investments acquired by REITless Impact Income Strategies LLC;
•	the Manager, its principals and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits return fees or compensation from any other business owned and operated by the Manager, its principals and/or its other affiliates for their own benefit; and
•	we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with third parties on an arm’s length basis.

We may have an incentive to make investments because of the fees that such investments could generate for our affiliates.

Our affiliate NCPS may be entitled to receive a 1-5% origination fee for originating commercial loans on our behalf, and a portion of that fee may be paid by NCPS to its personnel for their role in sourcing the investment opportunity. The amount of the origination fee is determined through direct negotiations with a borrower and is generally a higher percentage (3-5%) for loan amounts below $500,000 and a lower percentage (1-2%) for loan amounts of $500,000 or more. We will not pay these fees, but the Manager may be incentivized to prioritize loans originated by NCPS over loans originated by an unaffiliated third party because of the fees that could be paid to our affiliates for those investments. Further, while the Manager will attempt to make investments that allow us to qualify as a REIT and maintain our exclusion under the Investment Company Act, the Manager has some latitude on the types of investments that it may approve. Within these constraints, the Manager may have an incentive to prioritize investments on which it will receive the highest origination fee. This incentive could lead to the Manager approving investments that it would not otherwise approve in our portfolio.

We have agreed to limit remedies available to us and our shareholders for actions by the Manager.

The Manager is a fiduciary to the Company and as such, is required to act in our best interests. But we and our shareholders will only have recourse and be able to seek remedies against the Manager to the extent it breaches its obligations pursuant to our operating agreement. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities. These provisions are detrimental to shareholders because they restrict the remedies available to them for actions that without those limitations might constitute breaches of duty, including fiduciary duties, and could reduce shareholder returns. By purchasing our common shares, you will be treated as having consented to the provisions set forth in the operating agreement. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the operating agreement because of our desire to maintain our ongoing relationship with the Manager.

Risks Related to Our Investments

Our commercial real estate loans, investments in other real estate mortgages, debt, and other real estate-related assets will be subject to the risks typically associated with real estate.

Our commercial real estate loans and other real estate-related assets will generally be directly or indirectly secured by a lien on real property that, upon the occurrence of a default on the loan, could result in our acquiring ownership of the property. We will not know whether the values of the properties ultimately securing our loans will remain at the levels existing on the dates of origination of those loans. If the values of the mortgaged properties drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Therefore, our investments will be subject to the risks typically associated with real estate.

The value of real estate underlying our loans may be adversely affected by a number of risks, including:

•	natural disasters such as hurricanes, earthquakes and floods;
•	acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

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•	adverse changes in national and local economic and real estate conditions;
•	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;
•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;
•	costs of remediation and liabilities associated with environmental conditions affecting properties; and
•	the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties. These factors may have a material adverse effect on the ability of our borrowers to pay interest and principal on their loans, as well as on the value that we can realize from assets we originate, own or acquire.

The commercial real estate loans we originate and invest in could be subject to delinquency, foreclosure and loss, which could result in losses to us.

Commercial real estate loans are secured by single family, multifamily or other commercial property and are subject to risks of delinquency and foreclosure. Many of the loans originated by us will be used by the borrower to redevelop or otherwise improve the property securing the loan. As such, there will be limited or no income to support the debt financing during the redevelopment period, and the borrower will rely upon its ability to sell the property at a price higher than the cost of acquisition plus improvements, after factoring the cost of capital including the cost of loans made by us. If the improvement costs are higher than forecast, or if the borrower is unable to realize the target sale price on a property securing one of our loans, it is possible that the borrower will be not be able to repay the loan in full, or the borrower may need to forestall repayment of the loan, which could adversely affect its value to the Company. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. We expect that many of the commercial real estate loans that we originate will be fully or substantially non-recourse. In the event of a default by a borrower on a non-recourse loan, we will only have recourse to the underlying asset (including any escrowed funds and reserves) collateralizing the loan. If a borrower defaults on one of our commercial real estate loans and the underlying asset collateralizing the commercial real estate loan is insufficient to satisfy the outstanding balance of the commercial real estate loan, we may suffer a loss of principal or interest. In addition, even if we have recourse to a borrower’s assets, we may not have full recourse to such assets in the event of a borrower bankruptcy.

Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the mortgaged property at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. The resulting time delay could reduce the value of our investment in the defaulted mortgage loans, impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan.

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Our investments in subordinated commercial real estate loans may be subject to losses.

We intend to acquire or originate subordinated commercial real estate loans. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of inter-creditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through “standstill periods”), and control decisions made in bankruptcy proceedings relating to borrowers.

The mezzanine loans in which we may invest involve greater risks of loss than senior loans secured by the same properties.

We may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt is fully repaid. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we make or acquire may materially adversely affect our investment.

The renovation, refurbishment or expansion by a borrower under a mortgaged or leveraged property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include environmental risks and construction, rehabilitation and subsequent leasing of the property not being completed on schedule. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on our investment.

Investments in non-conforming or non-investment grade rated loans involve greater risk of loss.

Some of our investments may not conform to conventional loan standards applied by traditional lenders and either will not be rated or will be rated as non-investment grade by the rating agencies. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, these investments may have a higher risk of default and loss than investment grade rated assets. Any loss we incur may be significant and may reduce distributions to our shareholders and adversely affect the value of our common shares.

We may invest in CMBS, which are subject to several types of risks that may adversely impact our performance.

Commercial mortgage-backed securities, or CMBS, are bonds that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the mortgage-backed securities we may invest in are subject to all the risks of the underlying mortgage loans, including the risks of prepayment or default.

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In a rising interest rate environment, the value of CMBS may be adversely affected when repayments on underlying mortgage loans do not occur as anticipated, resulting in the extension of the security’s effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated assets but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgages underlying CMBS to make principal and interest payments or to refinance may be impaired. In this case, existing credit support in the securitization structure may be insufficient to protect us against loss of our principal on these securities. The value of CMBS also may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties.

CMBS are also subject to several risks created through the securitization process. Certain subordinate CMBS are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payment on subordinate CMBS will not be fully paid. Subordinate securities of CMBS are also subject to greater risk than those CMBS that are more highly rated.

We may not control the special servicing of the mortgage loans included in the CMBS in which we may invest and, in such cases, the special servicer may take actions that could adversely affect our interests.

With respect to each series of CMBS in which we may invest, overall control over the special servicing of the related underlying mortgage loans may be held by a directing certificate holder, which is appointed by the holders of the most subordinate class of CMBS in such series. We may acquire classes of existing series of CMBS where we will not have the right to appoint the directing certificate holder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate holder, take actions that could adversely affect our interests.

We may invest in CDOs and such investments may involve significant risks.

We may invest in CDOs. CDOs are multiple class debt securities, or bonds, secured by pools of assets, such as mortgage-backed securities, B-Notes, mezzanine loans, REIT debt and credit default swaps. Like typical securities structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the bonds. Like CMBS, CDOs are affected by payments, defaults, delinquencies and losses on the underlying commercial real estate loans. CDOs often have reinvestment periods that typically last for five years during which proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS securitization where repayment of principal allows for redemption of bonds sequentially. To the extent we invest in the equity securities of a CDO, we will be entitled to all of the income generated by the CDO after the CDO pays all of the interest due on the senior debt securities and its expenses. However, there will be little or no income or principal available to the CDO equity if defaults or losses on the underlying collateral exceed a certain amount. In that event, the value of our investment in any equity class of a CDO could decrease substantially. In addition, the equity securities of CDOs are generally illiquid and often must be held by a REIT and because they represent a leveraged investment in the CDO’s assets, the value of the equity securities will generally have greater fluctuations than the values of the underlying collateral.

Investments that are not backed by the United States Government involve risk of loss.

We may originate and acquire uninsured loans and assets as part of our investment strategy. Such loans and assets may include mortgage loans, mezzanine loans and bridge loans. While holding such interests, we are subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under loans, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the collateral and the principal amount of the loan. To the extent we suffer such losses with respect to our investments in such loans, the value of the Company and the value of our common shares may be adversely affected.

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We have no contractual limits on the geographic concentration of our investments in commercial real estate loans and other real estate-related debt assets. If our investments are concentrated in an area that experiences adverse economic conditions, our investments may lose value and we may experience losses.

Certain commercial real estate loans, investments in commercial real estate and other real estate-related assets in which we invest may be in or secured by a single property or properties in one geographic location. These investments may carry the risks associated with significant geographical concentration. We have not established any investment limits to our exposure to these risks for future investments. As a result, properties underlying our investments may be overly concentrated in certain geographic areas, and we may experience losses as a result. A worsening of economic conditions in the geographic area in which our investments may be concentrated could have an adverse effect on our business, including reducing the demand for new financings, limiting the ability of customers to pay financed amounts and impairing the value of our collateral.

Adjustable rate mortgage loans may entail greater risks of default to lenders than fixed rate mortgage loans.

Adjustable rate mortgage loans may contribute to higher delinquency rates. Borrowers with adjustable rate mortgage loans may be exposed to increased monthly payments if the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, in effect during the initial period of the mortgage loan to the rate computed in accordance with the applicable index and margin. This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, after the initial fixed rate period, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans, which may make it more difficult for the borrowers to repay the loan or could increase the risk of default of their obligations under the loan.

Changes in interest rates and/or credit spreads could negatively affect the value of our investments, which could result in reduced earnings or losses and negatively affect the cash available for distribution to our shareholders.

Among other investments, we will invest in fixed-rate debt investments with fixed distribution amounts. Under a normal yield curve, an investment in these instruments will decline in value if long-term interest rates increase or if credit spreads widen. We may also invest in floating-rate debt investments, for which decreases in interest rates may have a negative effect on value and interest income. Even though a loan or other debt investment may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the changes in interest rates or credit spreads. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our shareholders.

Prepayments can adversely affect the yields on our investments.

Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, including microeconomic factors related to the underlying real estate, and consequently, such prepayment rates cannot be predicted with any certainty. If we are unable to invest the proceeds of such prepayments received, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our shareholders.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

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•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
•	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
•	the duration of the hedge may not match the duration of the related liability or asset;
•	our hedging opportunities may be limited by the treatment of income from hedging transactions under the rules determining REIT qualification;
•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
•	the party owing money in the hedging transaction may default on its obligation to pay; and
•	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our shareholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Our investment objective includes both a financial return on investment and a social impact, which may be competing goals that are difficult to reconcile.

In targeting non-financial objectives, namely investments made into companies, organizations, and funds with the intention to generate social and environmental impact alongside a financial return, the Company may forego a financially attractive lending opportunity, or may make an investment with an expected positive social impact but a below-market financial return. In either instance, it is difficult to quantify the financial opportunity loss, if any, or the expected social gain, if any, for a particular investment.

Many of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

The illiquidity of our target investments may make it difficult for us to sell such investments if the need or desire arises. The senior mortgage loans, subordinated loans, mezzanine loans, and other loans and investments we may originate or purchase will be particularly illiquid investments due to their short duration and the greater difficulty of recoupment in the event of a borrower’s default. In addition, some of the commercial real estate-related debt securities that we may purchase may be traded in private, unregistered transactions and may therefore be subject to restrictions on resale or otherwise have no established trading market. As a result, we expect many of our investments will be illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments and our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our shareholders.

Some of our assets will be classified for accounting purposes as “available-for-sale.” These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to shareholders’ equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale security falls below its amortized value and is not temporary, we will recognize a loss on that security on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to shareholders.

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Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

Some of our portfolio investments will be carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our portfolio investments will be in the form of securities that are recorded at fair value but that have limited liquidity or are not publicly traded. The fair value of securities and other investments that have limited liquidity or are not publicly traded may not be readily determinable. We estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common shares could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

Competition with third parties in acquiring and originating investments may reduce our profitability and the return on your investment.

We have significant competition with respect to our acquisition and origination of assets with many other companies, including other REITs, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies and other investors, many of which have greater resources than us. We may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we pay higher prices for investments or originate loans on more generous terms than our competitors, our returns will be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Many of our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of both commercial real estate and residential real estate properties. Declining real estate values will likely reduce our level of new mortgage loan originations, since borrowers often use increases in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the real estate economy weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate, sell and securitize loans, which would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to you. In addition, our objective of providing a positive social impact from our investments could be incompatible with maximizing financial gain, especially if such maximization requires us to foreclose on a borrower, which could create a negative social impact.

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Insurance may not cover all potential losses on the mortgaged properties, which may impair our security and harm the value of our assets.

We will require that each of the borrowers under our mortgage loan investments obtain comprehensive insurance covering the mortgaged property, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. We may not require borrowers to obtain terrorism insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the mortgaged property, which might impair our security and decrease the value of the property.

With respect to mortgaged properties, options and other purchase rights may affect value or hinder recovery.

A borrower under certain mortgage loans may give its tenants or another person a right of first refusal or an option to purchase all or a portion of the related mortgaged property. These rights may impede the lender’s ability to sell the related mortgaged property at foreclosure or may adversely affect the value or marketability of the property.

The leases on the properties underlying our investments may not be renewed on favorable terms.

The properties underlying our investments could be negatively impacted by the deteriorating economic conditions and weaker rental markets. Upon expiration or earlier termination of leases on these properties, the space may not be relet or, if relet, the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. In addition, the poor economic conditions may reduce a tenants’ ability to make rent payments under their leases. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by these properties. Additionally, if market rental rates are reduced, property-level cash flows would likely be negatively affected as existing leases renew at lower rates. If the leases for these properties cannot be renewed for all or substantially all of the space at these properties, or if the rental rates upon such renewal or reletting are significantly lower than expected, the ability of a borrower to repay principal and interest on a loan backed by such properties may be impaired, and value of our investments may be adversely effected.

A borrower’s form of entity may cause special risks or hinder our recovery.

Since most of the borrowers for our commercial real estate loan investments are legal entities rather than individuals, our risk of loss may be greater than those of mortgage loans made to individuals. Unlike individuals involved in bankruptcies, most of the entities generally do not have personal assets and creditworthiness at stake. The terms of the mortgage loans generally require that the borrowers covenant to be single-purpose entities, although in some instances the borrowers are not required to observe all covenants and conditions that typically are required in order for them to be viewed under standard rating agency criteria as “single-purpose entities.” Borrowers’ organizational documents or the terms of the mortgage loans may limit their activities to the ownership of only the related mortgaged property or properties and limit the borrowers’ ability to incur additional indebtedness. These provisions are designed to mitigate the possibility that the borrowers’ financial condition would be adversely impacted by factors unrelated to the mortgaged property and the mortgage loan in the pool.

The bankruptcy of a borrower, or a general partner or managing member of a borrower, may impair the ability of the lender to enforce its rights and remedies under the related mortgage. Borrowers that are not single-purpose entities structured to limit the possibility of becoming insolvent or bankrupt, may be more likely to become insolvent or the subject of a voluntary or involuntary bankruptcy proceeding because the borrowers may be (i) operating entities with a business distinct from the operation of the mortgaged property with the associated liabilities and risks of operating an ongoing business or (ii) individuals that have personal liabilities unrelated to the property.

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We may be exposed to environmental liabilities with respect to properties to which we take title through the lending process.

In the course of our business, we may take title to real estate, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases, at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Risks Relating to Economic Conditions

Economic recessions or downturns may have an adverse effect on our business, financial condition and results of operations.

Economic recessions or downturns may result in a prolonged period of market illiquidity, which could have an adverse effect on our business, financial condition and results of operations. Unfavorable economic conditions also could reduce investments on the REITless Platform by investors and engagement by real estate operators. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, or the public perception that any of these events may occur, have resulted in and could continue to result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents. These events could adversely affect our demand among investors, which will impact our results of operations.

During an economic downturn, it may also take longer for us to dispose of real estate investments, or the disposition prices may be lower than originally anticipated. As a result, the carrying value of such investments may become impaired and we could record losses as a result of such impairment or could experience reduced profitability related to declines in investment values. These events could adversely affect our performance and, in turn, our business, and negatively impact our results of operations.

Negative general economic conditions could continue to reduce the overall amount of sale, leasing, and financing activity in the commercial real estate industry, and could also reduce the demand for our securities, which may in turn adversely affect our ability to manage the Company profitably. We are unable to predict the likely duration or severity of any disruption in financial markets and the resultant adverse economic conditions in the United States and other countries that would likely ensue.

Further downgrades of the U.S. credit rating, impending automatic spending cuts or a government shutdown could negatively impact our liquidity, financial condition and earnings.

Over the past few years, U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the United States and global financial markets and economic conditions. With the improvement of the U.S. economy, the Federal Reserve may continue to raise interest rates, which would increase borrowing costs and may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has, in the past, caused the U.S. federal government to essentially shut down for periods of time. Continued adverse political and economic conditions could have an adverse effect on our business and financial condition.

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Global economic, political and market conditions and economic uncertainty could adversely affect our business and financial condition.

The current worldwide financial market situation, as well as various social and political tensions in the United States and around the world, may contribute to increased market volatility, and could have long-term negative effects on the United States and worldwide financial markets, causing further economic uncertainty or deterioration in the United States and worldwide. Economic uncertainty is likely to have a negative impact on our business through changing spreads, structures and purchase multiples, as well as creating volatility in the overall supply of investment capital. Since 2010, several European Union, or EU, countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. Additionally, the impact of the United Kingdom’s decision to leave the EU, commonly referred to as “Brexit,” is impossible to ascertain at this point. The ultimate effect on the United Kingdom’s economy will likely depend on the nature of trade relations with the EU following its exit, a matter that has yet to be negotiated. The decision may cause increased volatility and have a significant adverse impact on world financial markets, other international trade agreements, and the United Kingdom and European economies, as well as the broader global economy for some time. Further, there is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets. Finally, the new administration in the United States may create uncertainty for financial markets and businesses, since future policy initiatives and their potential effects on financial assets and market sectors is unknown. We do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. As a result of these factors, we cannot assure you that we will be able to successfully navigate these developments and manage our investments in a manner consistent with achieving our investment objectives.

Risks Related to Our Organization and Structure

We do not have a board of directors and are managed by the Manager. Our shareholders do not elect or vote on the Manager and have limited ability to influence decisions regarding our business.

Our operating agreement provides that the assets, affairs and business of the Company will be managed under the direction of the Manager. Our shareholders do not elect or vote on the Manager, and, unlike the holders of common shares in a corporation, have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business. In addition, our operating agreement provides that the Manager will generally operate in a manner that is appropriate to maintain our REIT status, which may further limit decisions regarding our business.

If our shareholders are dissatisfied with the performance of the Manager, they have little ability to remove the Manager. Our shareholders may only remove the Manager with 30 days prior written notice for “cause,” following the affirmative vote of two-thirds of our shareholders. Unsatisfactory financial performance of the Company does not constitute “cause” under our operating agreement.

Our common shareholders will have limited voting rights and may be bound by either a majority or supermajority vote.

Our common shareholders will have voting rights only with respect to certain matters, primarily relating to amendments to our operating agreement that would adversely change the rights of the common shares and removal of the Manager for “cause.” Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of common shareholders. Generally, matters to be voted on by our shareholders must be approved by a majority of the votes cast by all common shares present in person or represented by proxy, although the vote to remove the Manager for “cause” requires a two-thirds vote. If any vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

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Because we are not a reporting company under the Exchange Act, there is less public information about us available as compared to Exchange Act reporting companies.

We are not a reporting company under the Exchange Act, and therefore we will not be required to comply with the ongoing reporting requirements of the Exchange Act. We will have continuous disclosure obligations, including annual reports, semiannual reports and current reports. However, we will not be required to comply with all of the requirements of disclosure with which an Exchange Act reporting company would have to comply. For instance, our officers and 10% shareholders will not be required to comply with Section 16 of the Exchange Act and will not be required to make Form 3 and Form 4 filings. Since we and our shareholders are not required to make these filings, there will be less information available to the public about the Company.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-11 or listing on a national stock exchange would be. Accordingly, while we have retained the Independent Representative to review certain conflicts of interest, we do not have a board of directors, nor are we required to have (i) a board of directors of which a majority consists of “independent” directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange’s requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

If our Sponsor establishes additional REIT offerings and the Manager is engaged in managing portfolios for other customers in the future, there may be conflicts of interests among the various REIT offerings, which may result in opportunities that would benefit the Company being allocated disproportionately or entirely to the other offerings.

Our Sponsor expects to establish and sponsor additional REIT offerings in the future, which will be offered through the REITless Platform, including offerings that will originate, acquire or invest in commercial real estate loans, commercial real estate and other real estate-related assets. In addition, the Manager may manage client portfolios or separately managed account portfolios for other advisors, for which investments such as the debt investments made by the Company would be appropriate. Our Sponsor’s real estate and debt finance professionals acting on behalf of the Manager must determine which investment opportunities to recommend to us and other REITless entities.

These additional REITs may have investment criteria that compete with us. If a sale, financing, investment or other business opportunity would be suitable for more than one of these investment vehicles or investors, the Manager will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that our Sponsor and its officers and directors determine to be relevant. Except under any policies that may be adopted by the Manager or Sponsor, no REIT (including us) will have any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any other REIT;
•	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any REIT;
•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any REIT;
•	establishing material commercial relationships with another REIT; or
•	making operational and financial decisions that could be considered to be detrimental to another REIT managed by the Manager or offered through the REITless Platform.

In addition, any decisions by our Sponsor or Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one REIT more than another REIT or limit or impair the ability of any REIT to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular REIT that such arrangements or agreements include or not include another REIT, as the case may be. Any of these decisions may benefit one REIT more than another REIT.

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The conflicts of interest policies we have adopted may not adequately address all of the conflicts of interest that may arise with respect to our activities and are subject to change or suspension.

In order to avoid any actual or perceived conflicts of interest among the REITs and with the Manager’s and Sponsor’s directors, officers and affiliates, we have adopted a conflicts of interest policy to specifically address some of the conflicts relating to our activities. We cannot assure you that these policies will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to the Company. Our Manager may modify, suspend or rescind the policies set forth in the conflicts policy, including any resolution implementing the provisions of the conflicts policy, in each case, without a vote of our shareholders.

Certain provisions of our operating agreement and Delaware law could hinder, delay or prevent a change of control of the Company.

Certain provisions of our operating agreement and Delaware law could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of the Company. These provisions include the following:

•	Authorization of additional shares, issuances of authorized shares and classification of shares without shareholder approval. Our operating agreement authorizes us to issue additional shares or other securities of the Company for the consideration and on the terms and conditions established by the Manager without the approval of our shareholders. In particular, the Manager is authorized to provide for the issuance of an unlimited amount of one or more classes or series of our shares, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series. Our ability to issue additional shares and other securities could render more difficult or discourage an attempt to obtain control over the Company by means of a tender offer, merger or otherwise.
•	Delaware Business Combination Statute—Section 203. Section 203 of the DGCL, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our operating agreement does not currently elect to have Section 203 of the DGCL apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting shares. Our Manager may elect to amend our operating agreement at any time to have Section 203 apply to us.
•	Ownership limitations. To assist us in qualifying as a REIT, our operating agreement, subject to certain exceptions, provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either more than 9.8% in value or in number of our common shares, whichever is more restrictive, or more than 9.8% in value or in number of our shares, whichever is more restrictive. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of our shares, whichever is more restrictive. The ownership limits could have the effect of discouraging a takeover or other transaction in which shareholders might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. Furthermore, we will reject any investor’s subscription in whole or in part if we determine that such subscription would violate such ownership limits.
•	Exclusive authority of the Manager to amend our operating agreement. Our operating agreement provides that the Manager has the exclusive power to adopt, alter or repeal any provision of the operating agreement, unless such amendment would adversely change the rights of the common shares. Thus, our shareholders generally may not effect changes to our operating agreement.

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You are limited in your ability to sell your common shares pursuant to our redemption plan. You may not be able to sell any of your shares back to us, and if you do sell your shares, you may not receive the price you paid upon subscription.

Our redemption plan may provide you with a limited opportunity to have your common shares redeemed by us. We anticipate that our common shares may be redeemed by us on a quarterly basis , and shareholders may require that we repurchase up to 10% of their shares quarterly while this offering is ongoing. However, our redemption plan contains certain restrictions and limitations, including those relating to the number of our common shares that we can redeem at any given time and limiting the redemption price. Specifically, we are required to limit the number of shares to be redeemed during any calendar year to no more than 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investment loans and other real estate-related financings of varying terms and maturities, the Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold, so long as, in the aggregate, we do not redeem more than 5.0% in any calendar year.

Upon conclusion of this offering, shares may be redeemed by us on a quarterly basis as cash flows are available as determined by the Manager. In addition, the Manager reserves the right to reject any redemption request for any reason or no reason or to amend or terminate the redemption plan without notice. Therefore, you may not have the opportunity to make a redemption request prior to a potential termination of the redemption plan and you may not be able to sell any of your common shares back to us pursuant to the redemption plan. Moreover, if you do sell your common shares back to us pursuant to the redemption plan, you will not receive the same price you paid for the common shares being redeemed other than during your Preliminary Investment Period. See “Description of Our Common Shares — Quarterly Redemption Plan.”

The offering price of the Company’s shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay. Until November 2, 2019, we expect to use the price paid to acquire a share in our offering as the estimated value of our shares. Thereafter, when determining the estimated value of our shares, the value of the Company’s shares will be based upon a number of assumptions that may not be accurate or complete.

We established the offering price of the Company’s shares on an arbitrary basis. The selling price of the Company’s shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any independent valuation, the offering price may not be indicative of the proceeds that you would receive upon liquidation. Further, the offering price may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

After November 2, 2019, the per share purchase price for this offering will be adjusted every fiscal quarter and, as of January 1st , April 1st , July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our Net Asset Value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). Estimates of our NAV per share are based on available information and judgment. Therefore, actual values and results could differ from our estimates and that difference could be significant. This approach to valuing the Company’s shares may bear little relationship and will likely exceed what you might receive for the Company’s shares if you tried to sell them or if we liquidated our portfolio. In addition, the price you pay for the Company’s shares in this offering may be more or less than shareholders who acquire their shares in the future.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights with respect to any shares we may issue in the future. Under our operating agreement, we have authority to issue an unlimited number of additional common shares or other securities, although, under Regulation A, we are only allowed to sell up to $50 million of the Company’s shares in any 12 month period (although we may raise capital in other ways). In particular, the Manager is authorized, subject to the restrictions of Regulation A and other applicable securities laws, to provide for the issuance of an unlimited amount of one or more classes or series of shares in the Company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without shareholder approval. After your purchase in this offering, the Manager may elect to (i) sell additional shares in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue shares to the Manager, or its successors or assigns, in payment of an outstanding fee obligation. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

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Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Utah, which governs the subscription agreement, by a federal or state court in the State of Utah. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our shareholders.

We believe that our organization, prior and proposed ownership and method of operation have enabled and will continue to enable us to meet the requirements for qualification and taxation as a REIT. However, we cannot assure you that we will qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of such qualification.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our shareholders because:

•	we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;
•	we could be subject to the U.S. federal alternative minimum tax and possibly increased state and local taxes; and
•	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common shares. See “U.S. Federal Income Tax Considerations” for a discussion of certain U.S. federal income tax considerations relating to us and our common shares.

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Even if we qualify as a REIT, we may owe other taxes that will reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, on taxable income that we do not distribute to our shareholders, on net income from certain “prohibited transactions,” and on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. For example, to the extent we satisfy the 90% distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. We also will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our shareholders in a calendar year is less than a minimum amount specified under the Code. As another example, we are subject to a 100% “prohibited transaction” tax on any gain from a sale of property that is characterized as held for sale, rather than investment, for U.S. federal income tax purposes, unless we comply with a statutory safe harbor or earn the gain through a taxable REIT subsidiary (“TRS”). Further, any TRS that we establish will be subject to regular corporate U.S. federal, state and local taxes. Any of these taxes would decrease cash available for distribution to shareholders.

REIT distribution requirements could adversely affect our liquidity and may force us to borrow funds during unfavorable market conditions.

In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. In addition, we may need to reserve cash (including proceeds from this offering) to satisfy our REIT distribution requirements, even though there are attractive investment opportunities that may be available. To qualify as a REIT, we generally must distribute to our shareholders at least 90% of our net taxable income each year, excluding capital gains. In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our taxable income including any net capital gain. We intend to make distributions to our shareholders to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives. Our cash flows from operations may be insufficient to fund required distributions, for example as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments. We generally are required to accrue income from mortgage loans, mortgage-backed securities, and other types of debt instruments currently over the term of the asset, even if we do not receive the cash payments corresponding to such income until later periods. Thus, all or a part of the anticipated increase in yield on the loans we hold that are attributable to deferred interest, exit fees and/or equity participation features generally must be accrued currently notwithstanding that the corresponding cash payment is deferred or uncertain. The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To address and/or mitigate some of these issues, we may make taxable distributions that are in part paid in cash and in part paid in our common shares. In such cases our shareholders may have tax liabilities from such distributions in excess of the cash they receive. The treatment of such taxable share distributions is not clear, and it is possible the taxable share distribution will not count towards our distribution requirement, in which case adverse consequences could apply.

We intend to distribute our REIT taxable income to our shareholders in a manner intended to satisfy the 90% distribution requirement and to avoid both corporate income tax and the 4% nondeductible excise tax. However, there is no requirement that TRSs distribute their after-tax net income to their shareholders. Our taxable income may substantially exceed our net income as determined in accordance with U.S. generally accepted accounting principles, or GAAP, because, for example, realized capital losses will be deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. In addition, we may invest in assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets. To the extent that we generate such non-cash taxable income in a taxable year, we may incur corporate income tax and the 4% nondeductible excise tax on that income if we do not distribute such income to our shareholders in that year. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year. In that event, we may be required to use cash reserves, incur debt, or liquidate non-cash assets at rates or at times that we regard as unfavorable to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in that year.

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If we fail to invest a sufficient amount of the net proceeds from selling our common shares in real estate assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT.

Temporary investment of the net proceeds from sales of our common shares in short-term securities and income from such investment generally will allow us to satisfy various REIT income and asset requirements, but only during the one-year period beginning on the date we receive the net proceeds. If we are unable to invest a sufficient amount of the net proceeds from sales of our common shares in qualifying real estate assets within such one-year period, we could fail to satisfy one or more of the gross income or asset tests and/or we could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. If we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT. See “U.S. Federal Income Tax Considerations.”

If we form a taxable REIT subsidiary (TRS), our overall tax liability could increase.

Any TRS we form will be subject to U.S. federal, state and local income tax on its taxable income. Accordingly, although our ownership of any TRSs may allow us to participate in the operating income from certain activities that we could not participate in without violating the REIT income tests requirements of the Code or incurring the 100% tax on gains from prohibited transactions, the TRS through which we earn such operating income or gain will be fully subject to corporate income tax. The after-tax net income of any TRS would be available for distribution to us; however, any dividends received by us from our domestic TRSs will only be qualifying income for the 95% REIT income test, not the 75% REIT income test. If we have any non-U.S. TRSs, then they may be subject to tax in jurisdictions where they operate and under special rules dealing with foreign subsidiaries, and they may generate income that is nonqualifying for either of the REIT income tests.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own and engage in transactions with TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock or securities of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. A TRS also may sell assets without incurring the 100% tax on prohibited transactions. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis (for example if we charged our TRS interest in excess of an arm’s length rate). We may jointly elect with one or more subsidiaries for those subsidiaries to be treated as TRSs for U.S. federal income tax purposes. These TRSs will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. We will monitor the value of our respective investments in any TRSs we may form for the purpose of ensuring compliance with TRS ownership limitations and intend to structure our transactions with any such TRSs on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above. We cannot assure you, however, that we will be able to comply with the 20% TRS limitation or to avoid application of the 100% excise tax.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our shares. We may be required to make distributions to our shareholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our shareholders, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance. As a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, U.S. Government securities and qualified “real estate assets.” The remainder of our investments in securities (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, and no more 20% of the value of our total securities can be represented by securities of one or more TRSs, and no more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or real property interests. After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate from our portfolio or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

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You may be restricted from acquiring, transferring or redeeming certain amounts of our common shares.

In order to maintain our REIT qualification, among other requirements, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain kinds of entities, during the last half of any taxable year, other than the first year for which a REIT election is made. To assist us in qualifying as a REIT, our operating agreement contains an aggregate share ownership limit and a common shares ownership limit. Generally, any of the Company’s shares owned by affiliated owners will be added together for purposes of the aggregate share ownership limit, and any common shares owned by affiliated owners will be added together for purposes of the common shares ownership limit.

If anyone attempts to transfer or own shares in a way that would violate the aggregate share ownership limit or the common shares ownership limit (or would prevent us from continuing to qualify as a REIT), unless such ownership limits have been waived by the Manager, those shares instead will be deemed transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the aggregate share ownership limit or the common shares ownership limit and will not prevent us from qualifying as a REIT. If this transfer to a trust fails to prevent such a violation or our disqualification as a REIT, then the initial intended transfer or ownership will be null and void from the outset. Anyone who acquires or owns shares in violation of the aggregate share ownership limit or the common shares ownership limit, unless such ownership limit or limits have been waived by the Manager, or the other restrictions on transfer or ownership in our operating agreement, bears the risk of a financial loss when the shares are redeemed or sold, if the NAV of the Company’s shares falls between the date of purchase and the date of redemption or sale.

Our limits on ownership of the Company’s shares also may require us to decline redemption requests that would cause other shareholders to exceed such ownership limits. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. shareholders—Redemptions of Common Shares.”

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may acquire mezzanine loans, for which the Internal Revenue Service, or the “IRS,” has provided a safe harbor but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans may not be real estate assets and could adversely affect our REIT status.

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We intend to make certain other investments through subsidiaries (with rights to receive preferred economic returns) and may invest in loans or other debt with “kickers” with respect to certain investments that we determine to hold outside of a TRS. The character of such investments for REIT purposes may depend on the assets and operations of the issuer, which we generally will not control. Thus, no assurance can be given that any such issuer will not operate in a manner that causes us to fail an income or asset test requirement. In addition, the proper treatment of certain investments, including investments through subsidiaries (with rights to receive preferred economic returns) and “kickers,” for U.S. federal income tax purposes is unclear. If the IRS were to successfully challenge our characterization of an investment, it could adversely affect our REIT status.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets or to offset certain other positions does not constitute “gross income” for purposes of the 75% or 95% gross income tests, provided certain circumstances are satisfied. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on income or gains resulting from hedges entered into by it or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRSs will generally not provide any tax benefit, except for being carried forward for use against future taxable income in the TRSs.

The ability of the Manager to revoke our REIT qualification without shareholder approval may cause adverse consequences to our shareholders.

Our operating agreement provides that the Manager may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to shareholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates, as well as state and local taxes, which may have adverse consequences on our total return to our shareholders.

Investments outside the U.S. could present additional complications to our ability to satisfy the REIT qualification requirements and may subject us to additional taxes.

Although we do not expect to invest in non-U.S. real estate loans or other non-U.S. real estate-related assets, if we were to make such investments, operating in functional currencies other than the U.S. dollar and in environments in which real estate transactions are customarily structured differently than they are in the U.S. or are subject to different legal rules may complicate our ability to structure non-U.S. investments in a manner that enables us to satisfy the REIT qualification requirements. In addition, non-U.S. investments may subject us to various non-U.S. tax liabilities, including withholding taxes.

The IRS may take the position that gains from sales of property and other assets are subject to a 100% prohibited transaction tax.

We may have to sell assets from time to time to fund redemption requests, to satisfy our REIT distribution requirements, to satisfy other REIT requirements, or for other purposes. It is possible that the IRS may take the position that one or more sales of our properties may be a prohibited transaction, which is a sale of property held by us primarily for sale in the ordinary course of our trade or business. If we are deemed to have engaged in a prohibited transaction, our gain from such sale would be subject to a 100% tax. The Code sets forth a safe harbor under which a REIT may, under certain circumstances, sell property without risking the imposition of the 100% tax, but there is no assurance that we will be able to qualify for the safe harbor. We do not intend to hold property for sale in the ordinary course of business, but there is no assurance that the IRS will not challenge our position, especially if we make frequent sales or sales of property in which we have short holding periods. For example, we could be subject to this tax if we were to dispose of or securitize loans (or portions thereof) in a manner that was treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level (and may conduct such sales through a TRS), and may limit the structures we utilize for any securitization transactions, even though the sales or structures might otherwise be beneficial to us.

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Possible legislative, regulatory or other actions affecting REITs could adversely affect our shareholders and us.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our shareholders or us. We cannot predict whether, when, in what forms, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, which could result in an increase in our, or our shareholders’, tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect our financial condition, the results of operations and the amount of cash available for the payment of dividends.

Shareholders are urged to consult with their own tax advisors with respect to the impact that legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect on their investment in our shares.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a shareholder’s investment in our common shares and may trigger taxable gain.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. See “U.S. Federal Income Tax Considerations.”

Our Manager and its affiliates have no prior experience managing a portfolio of assets owned by a REIT.

REITs are subject to numerous complex requirements in order to maintain their REIT status, including income and asset composition tests. The Manager and its affiliates have no prior experience managing a portfolio in the manner intended to comply with such requirements. To the extent the Manager and its affiliates manage us in a manner that causes us to fail to be a REIT, it could adversely affect the value of our common shares.

Our qualification as a REIT and avoidance of 100% tax may depend on the characterization of loans that we make as mortgage debt or other real estate-related assets for U.S. federal income tax purposes.

For U.S. federal income tax purposes, the IRS or a court may treat a loan with sufficient equity characteristics as equity for tax purposes. We may obtain equity participation rights with respect to our loans, and we may make loans with relatively high loan-to-value ratios and/or high yields, which are among the features that can cause a loan to be treated as equity for U.S. federal income tax purposes. Although we intend to structure each of our loans so that the loan should be respected as debt for U.S. federal income tax purposes, it is possible that the IRS or a court could disagree and seek to recharacterize the loan as equity. Recharacterization of one of our loans as equity for U.S. federal income tax purposes generally would require us to include our share of the gross assets and gross income of the borrower in our REIT asset and income tests. Inclusion of such items could jeopardize our REIT status. Moreover, to the extent our borrowers hold their assets as dealer property or inventory, if we are treated as holding equity in a borrower for U.S. federal income tax purposes, our share of gains from sales by the borrower would be subject to the 100% tax on prohibited transactions (except to the extent earned through a TRS).

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The failure of a loan to qualify as an obligation secured by a mortgage on real property within the meaning of the REIT rules could adversely affect our ability to qualify as a REIT.

We may make investments in loans whose qualification as a real estate mortgage loan for REIT purposes is uncertain or which are treated in part as qualifying mortgage loans and in part as unsecured loans. The failure of a loan that we treated as a qualifying mortgage loan to qualify as such for REIT purposes could cause us to fail one or more of the REIT income or asset tests, and thereby cause us to fail to qualify as a REIT unless certain relief provisions also apply.

In general, interest income accrued on a loan that is secured by real property and personal property during a taxable year constitutes qualifying mortgage interest in its entirety for purposes of the 75% gross income test only if the loan is secured by a mortgage on real property with a value (at the time we committed to acquire the loan) at least equal to the highest outstanding principal amount of the loan during such taxable year. In the case of loans to improve or develop real property, the value of the real property collateral when we commit to acquire a loan is deemed to include the reasonably estimated cost of the improvements or developments (other than personal property) which will secure the loan and which will be constructed from the proceeds of the loan. Subject to an exemption discussed in “U.S. Federal Income Tax Considerations – Gross Income Tests – Interest Income,” if the outstanding principal balance of a mortgage loan during the taxable year exceeds the deemed value of the real property securing the loan at the time we committed to acquire the loan, a portion of the interest accrued during the year will not be qualifying mortgage interest for the 75% income test and a portion of such loan likely will not be a qualifying real estate asset. In that case, we could earn income that is not qualifying for the 75% income test and be treated as holding a non-real estate investment in whole or part, which could result in our failure to qualify as a REIT.

The “taxable mortgage pool” rules may increase the taxes that we or our shareholders may incur, and may limit the manner in which we effect future securitizations.

Any borrowings incurred by us could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. Except as provided below, we generally would not be adversely affected by the characterization as a taxable mortgage pool so long as we own 100% of the equity interests in a taxable mortgage pool. Certain categories of shareholders, however, such as non-U.S. shareholders eligible for treaty or other benefits, shareholders with net operating losses, and certain U.S. tax-exempt shareholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that the Company’s shares are owned by tax-exempt “disqualified organizations,” such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we may incur a corporate level tax on a portion of our income from the taxable mortgage pool. In that case, we may reduce the amount of our distributions to any disqualified organization whose share ownership gave rise to the tax. Moreover, we would be precluded from selling equity interests in these securitizations to outside investors or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for U.S. federal income tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (1) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (2) we are a “pension-held REIT,” (3) a tax-exempt shareholder has incurred debt to purchase or hold our common shares, or (4) the residual Real Estate Mortgage Investment Conduit interests, or REMIC residual interests, we buy generate “excess inclusion income,” then a portion of the distributions to and, in the case of a shareholder described in clause (3), gains realized on the sale of common shares by such tax-exempt shareholder may be subject to federal income tax as unrelated business taxable income, or UBTI, under the Code.

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Classification of a securitization or financing arrangement we enter into as a taxable mortgage pool could subject us or certain of you to increased taxation.

We intend to structure our securitization and financing arrangements so as not to create a taxable mortgage pool. However, if we have borrowings with two or more maturities and (1) those borrowings are secured by mortgages or mortgage-backed securities and (2) the payments made on the borrowings are related to the payments received on the underlying assets, then the borrowings and the pool of mortgages or mortgage-backed securities to which such borrowings relate may be classified as a taxable mortgage pool under the Code. If any part of our investments were to be treated as a taxable mortgage pool, then our REIT status would not be impaired, but a portion of the taxable income we recognize may, under regulations to be issued by the Treasury Department, be characterized as “excess inclusion” income and allocated among our shareholders to the extent of and generally in proportion to the distributions we make to each shareholder. Any excess inclusion income would:

•	not be allowed to be offset by a shareholder’s net operating losses;
•	be subject to a tax as unrelated business income if a shareholder were a tax-exempt shareholder;
•	be subject to the application of federal income tax withholding at the maximum rate (without reduction for any otherwise applicable income tax treaty) with respect to amounts allocable to foreign shareholders; and
•	be taxable (at the highest corporate tax rate) to us, rather than to you, to the extent the excess inclusion income relates to shares held by disqualified organizations (generally, tax-exempt companies not subject to tax on unrelated business income, including governmental organizations).

We could fail to qualify as a REIT or we could become subject to a penalty tax if income we recognize from certain investments that are treated or could be treated as equity interests in a foreign corporation exceeds 5% of our gross income in a taxable year.

We may invest in securities, such as subordinated interests in certain CDO offerings, that are treated or could be treated for federal (and applicable state and local) corporate income tax purposes as equity interests in foreign corporations. Categories of income that qualify for the 95% gross income test include dividends, interest and certain other enumerated classes of passive income. Under certain circumstances, the federal income tax rules concerning controlled foreign corporations and passive foreign investment companies require that the owner of an equity interest in a foreign corporation include amounts in income without regard to the owner’s receipt of any distributions from the foreign corporation. Amounts required to be included in income under those rules are technically neither actual dividends nor any of the other enumerated categories of passive income specified in the 95% gross income test. Furthermore, there is no clear precedent with respect to the qualification of such income under the 95% gross income test. Due to this uncertainty, we intend to limit our direct investment in securities that are or could be treated as equity interests in a foreign corporation such that the sum of the amounts we are required to include in income with respect to such securities and other amounts of non-qualifying income do not exceed 5% of our gross income. We cannot assure you that we will be successful in this regard. To avoid any risk of failing the 95% gross income test, we may be required to invest only indirectly, through a domestic TRS, in any securities that are or could be considered to be equity interests in a foreign corporation. This, of course, will result in any income recognized from any such investment becoming subject to U.S. federal income tax in the hands of the TRS, which may, in turn, reduce our yield on the investment. For further information, see “U.S. Federal Income Tax Considerations.”

If we were considered to actually or constructively pay a “preferential dividend” to certain of our shareholders, our status as a REIT could be adversely affected.

As stated above, in order to qualify as a REIT, we must distribute as dividends to our shareholders at least 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains.  Historically, in order for dividends to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the dividends could not be “preferential dividends.”  A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class and in accordance with the preferences among different classes of stock as set forth in a REIT’s organizational documents.  We intend to make dividends pro rata by class as disclosed under “Description of Our Common Shares — Distributions” and “U.S. Federal Income Tax Considerations.” Nevertheless, if the IRS were to take the position that we paid a preferential dividend while we were subject to the preferential dividend rule, such dividends would not qualify for the dividends paid deduction, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made.

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Risks Related to Retirement Plans

If you fail to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our common shares, you could be subject to criminal and civil penalties.

If the fiduciary of an employee pension benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), such as a profit sharing, Section 401(k), or pension plan, or any other retirement plan or account fails to meet the fiduciary and other standards under ERISA or Section 4975 of the Internal Revenue Code, such as an IRA or Keogh plan, as a result of an investment in our common shares, the fiduciary could be subject to civil (and criminal, if the failure is willful) penalties.

There are special considerations that apply to such plans and accounts subject to ERISA and Section 4975 of the Internal Revenue Code whose assets are being invested in our common shares. If you are investing the assets of such a plan or account (including assets of an insurance company general account or entity whose assets are considered plan assets under ERISA) in our common shares, in addition to meeting the fiduciary obligations noted in the preceding paragraph, you should satisfy yourself that:

•	your investment is made in accordance with the documents and instruments governing your plan or IRA, including your plan or account's investment policy;
•	your investment satisfies the prudence and diversification requirements of Section 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and/or the Internal Revenue Code;
•	your investment in our shares, for which no trading market exists or is expected to develop, is consistent with, and will not impair the liquidity of the plan or IRA, including liquidity needed to satisfy minimum and other distribution requirements and tax withholding requirements that may be applicable;
•	your investment will not produce unacceptable unrelated business taxable income, referred to as UBTI, for the plan or IRA;
•	you will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the plan or IRA;
•	your investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code; and
•	our assets will not be treated as “plan assets” of the plan or IRA.

With respect to the annual valuation requirements under ERISA and the Internal Revenue Code, we expect to provide an estimated NAV for our common shares quarterly commencing on November 2, 2019.  See “Description of our Common Shares—Valuation Policies.”  You should ensure that this frequency and approach to valuation is acceptable to the trustee or custodian of any plan or account before any investment in our shares is made by such plan or account.  The estimated value we report is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your common shares.  Accordingly, we can make no assurances that such estimated value will satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code.  The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common shares.  In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties, or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to equitable remedies. In addition, if an investment in our common shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary that authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested, and for IRAs, the tax-exempt status of the IRA may be lost and all of the assets of the IRA may be deemed distributed and subject to tax.   For a discussion of the considerations associated with an investment in our shares by a qualified employee benefit plan or IRA, see “ERISA Considerations.”  ERISA plan fiduciaries and IRA owners and custodians should consult with counsel before making an investment in our common shares.

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Significant investment by benefit plan investors (as defined by ERISA) could result in treatment of our assets as benefit plan assets.

The Department of Labor has promulgated regulations (the “Plan Assets Regulation) describing what constitutes the assets of an entity whose underlying assets are considered to include “plan assets” of such plans, accounts, and arrangements (each of which we refer to as a “benefit plan”) with respect to the benefit plan’s investment in an entity for purposes of the fiduciary responsibility provisions of Title I of ERISA and Section 4975 of the Internal Revenue Code.  Under the Plan Assets Regulation, if a benefit plan invests in an “equity interest” of an entity that is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act, the benefit plan’s assets are deemed to include both the equity interest itself and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or the equity participation by “benefit plan investors” (as defined in Section 3(42) of ERISA) is not “significant.”

Under the Plan Assets Regulation and Section 3(42) of ERISA, equity participation in an entity by benefit plan investors is “significant” on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interest in the entity is held by benefit plan investors.  We refer to this as the 25% limitation.  For purposes of making determinations under the 25% limitation, (i) the value of any equity interests held by a person (other than a benefit plan investor) that has discretionary authority or control with respect to the assets, or any affiliate of such a person, is disregarded, and (ii) an entity that holds plan assets shall be considered to be a benefit plan investor only to the extent of its equity interests held by other benefit plan investors.  The definition of a “benefit plan investor” effectively excludes governmental, church, and foreign benefit plans, but for purposes of calculating the 25% limitation includes IRAs.

We do not expect our common shares to be considered a “publicly offered security” for purposes of ERISA.  Additionally, we will not be registered under the Investment Company Act, and we may not qualify as an “operating company” for purposes of the Plan Assets Regulation.  Therefore, if participation in us through the acquisition of any class of equity interest by benefit plan investors is “significant” within the meaning of the Plan Assets Regulation and Section 3(42) of ERISA, our assets could be deemed to be the assets of benefit plans investing in our securities unless we are otherwise able to meet one of the other exemptions under ERISA.  See “ERISA Considerations.”

If our assets were deemed to be “plan assets” under ERISA, among other things:

•	the prudence and other fiduciary responsibility standards of ERISA would apply to investments we make;
•	certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Internal Revenue Code, which, absent an exemption, could restrict us from acquiring an otherwise desirable investment or from entering into an otherwise favorable transaction;
•	our assets could be subject to ERISA’s reporting and disclosure requirements;
•	the fiduciary causing the benefit plan to make an investment in our securities could be deemed to have delegated its responsibility to manage the assets of the benefit plan; and
•	the indicia of ownership of our assets would have to be maintained within the jurisdiction of the district courts of the United States unless certain regulatory exceptions were applicable.

We cannot guarantee that we will be able to limit equity participation in our securities by benefit plan investors to less than 25% of the total value of each class of our equity securities or that we could qualify under one of the “operating company” exemptions.   Accordingly, our assets may be deemed “plan assets” under ERISA, which could severely restrict our operations or subject us to fines if we fail to comply with the above-noted requirements.

If you invest in our common shares through an IRA or other retirement plan, you may be limited in your ability to withdraw required minimum dividends.

If you establish a plan or account through which you invest in our common shares, federal law may require you to withdraw required minimum dividends from such plan in the future.  Our shares will be highly illiquid, and our share redemption program only offers limited liquidity.  See “Description of Our Common Shares — Quarterly Redemption Plan.”  If you require liquidity, you may generally sell your shares, but such sale may be at a price less than the price at which you initially purchased your common shares.  If you fail to withdraw required minimum distributions from your plan or account, you may be subject to certain taxes and tax penalties.

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Specific rules apply to foreign, governmental and church plans.

As a general rule, certain employee benefit plans, including foreign pension plans, governmental plans established or maintained in the United States (as defined in Section 3(32) of ERISA), and certain church plans (as defined in Section 3(33) of ERISA), are not subject to ERISA’s requirements and are not “benefit plan investors” within the meaning of the Plan Assets Regulation.  Any such plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code may nonetheless be subject to the prohibited transaction rules set forth in Section 503 of the Internal Revenue Code and, under certain circumstances in the case of church plans, Section 4975 of the Internal Revenue Code.  Also, some foreign plans and governmental plans may be subject to foreign, state, or local laws which are, to a material extent, similar to the provisions of ERISA or Section 4975 of the Internal Revenue Code.  Each fiduciary of a plan subject to any such similar law should make its own determination as to the need for and the availability of any exemption relief.

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STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this offering circular that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this offering circular or in the information incorporated by reference into this offering circular.

The forward-looking statements included in this offering circular are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in this offering;
•	our ability to identify investments that meet the social impact criteria established by the Company;
•	our ability to attract and retain members to our online platform;
•	risks associated with breaches of our data security;
•	changes in economic conditions generally and the real estate and securities markets specifically;
•	expected rates of return provided to investors;
•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;
•	our ability to retain and hire competent employees and appropriately staff our operations;
•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and SEC guidance related to Regulation A or the JOBS Act);
•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;
•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;
•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;
•	our failure to maintain our status as a REIT;
•	our ability to avail ourselves of certain regulatory exemptions and safe harbors;
•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and
•	changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this offering circular. All forward-looking statements are made as of the date of this offering circular and the risk that actual results will differ materially from the expectations expressed in this offering circular will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this offering circular, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this offering circular, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this offering circular will be achieved.

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ESTIMATED USE OF PROCEEDS

The table below sets forth our estimated use of proceeds from this offering and the private placements described below, assuming we sell in this offering: (i) $1,000,000 in shares (including the $500,000 received from our Sponsor and its affiliates on the date this offering statement is qualified by the SEC), the amount we needed to start operations, and (ii) $50,000,000 in shares, the maximum offering amount. Our common shares will be offered at $10.00 per share until the date that is one year after the date on which the Offering Statement of which this Offering Circular forms a part is qualified by the SEC. Thereafter, our price per share will be adjusted every fiscal quarter and will be based on our NAV as of the end of the prior fiscal quarter.

We expect to use substantially all of the net proceeds from this offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diversified portfolio of commercial real estate loans, commercial real estate and other real estate- related assets. We expect that any expenses or fees payable to the Manager for its services in connection with managing our daily affairs, including but not limited to, the selection and acquisition or origination of our investments, will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (or not waived) they will reduce the cash available for investment and distribution and will directly impact our quarterly NAV. See “Management Compensation” for more details regarding the fees that will be paid to the Manager and its affiliates. Many of the amounts set forth in the table below represent the Manager’s best estimate since they cannot be precisely calculated at this time.

We may not be able to promptly invest the net proceeds of this offering in single-family, multi-family, and other commercial real estate loans, and other real estate-related assets. In the interim, we may invest in short-term, highly liquid or other authorized investments, subject to the requirements for qualification as a REIT. Such short-term investments will not earn as high of a return as we expect to earn on our real estate-related investments.

	Minimum Offering(1) Amount	Maximum Offering Amount
Gross Offering Proceeds	$500,000	$50,000,000
Less:
Organization and Offering Expenses(2)(3)	$250,000	$250,000
Net Proceeds from this Offering	$250,000	$49,750,000
Net Proceeds from the Private Placements	$500,000	$500,000
Estimated Amount Available for Investments	$750,000	$50,250,000

(1)	This is a “best efforts” offering. We will not start operations or draw down on investors’ funds and admit investors as shareholders until we have raised at least $1,000,000 in this offering (including the $500,000 received from our Sponsor, its directors and officers).

(2)	Investors will not pay upfront selling commissions in connection with the purchase of our common shares. After we raise $1,000,000 in this offering and have begun our operations, we will reimburse the Manager for organization and offering costs, which are expected to be up to $250,000. Reimbursement payments will be made in quarterly installments, but the aggregate quarterly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable quarterly installment, the excess will be eligible for reimbursement in subsequent quarters (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full. Please see “Management Compensation” for a description of additional fees and expenses that we will pay the Manager.

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(3)	Amount reflected is an estimate. Includes all expenses to be paid by us in connection with the formation of the company and the qualification of the offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See “Plan of Distribution.”

After we raise $1,000,000 in this offering and have begun our operations, we will begin to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments will be made in quarterly installments, but the aggregate quarterly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable quarterly installment, the excess will be eligible for reimbursement in subsequent quarters (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

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MANAGEMENT

Our Manager

We operate under the direction of the Manager, North Capital, Inc., which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager will establish a Research Committee to establish investment guidelines and maintain ultimate responsibility for making decisions with respect to all acquisitions and dispositions of investment assets. See “—Research Committee of the Manager” below. The Company does not have any employees. Instead, the Manager and the Sponsor will act for and on behalf of the Company through their officers and directors. The Manager, the Sponsor and their officers and directors are not required to devote all of their time to our business and are only required to devote such time to the Company’s affairs as their duties require.

We will follow investment guidelines adopted by the Manager and the investment and borrowing policies set forth in this offering circular, unless they are modified by the Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

As a fiduciary, our Manager is required to put our interests before its own. Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual relationship with us and our shareholders, and we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities. Our manager has agreed to operate under the CFA Institute Asset Manager Code of Professional Conduct.

Responsibilities of the Manager

The responsibilities of the Manager include:

Investment Advisory, Origination and Acquisition Services

•	develop, approve and oversee our overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;
•	serve as our investment and financial manager with respect to originating, investing in and managing a diversified portfolio of commercial real estate loans, preferred equity investments in commercial real estate and other select commercial real estate investments and real estate-related assets;
•	adopt and periodically review our investment guidelines and limits;
•	adopt and periodically review our social impact guidelines, criteria, and objectives;
•	approve any advisory relationships with respect to the Company’s social impact strategy;
•	approve and oversee our debt financing strategies;
•	approve joint ventures, limited partnerships and other such relationships with third parties;
•	approve any potential liquidity transaction;
•	obtain market research and economic and statistical data in connection with our investments and investment objectives and policies;
•	oversee and conduct the due diligence process related to prospective investments;
•	prepare reports regarding prospective investments that include recommendations and supporting documentation necessary for the Manager’s Research Committee to evaluate the Company’s overall investment portfolio, specific proposed investments, or any proposed changes to the Company’s investment guidelines, including changes to the Company’s social impact criteria; and
•	negotiate and execute approved investments and other transactions.

Offering Services

•	develop this offering, including determining its specific terms;

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•	prepare and approve all marketing materials to be used by us relating to this offering;
•	negotiate and coordinate the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;
•	create and implement various technology and electronic communications related to this offering; and
•	provide all other services related to this offering.

Asset Management Services

•	investigate, select, and, on our behalf, engage and conduct business with such persons as the Manager deems necessary to the proper performance of its obligations under our operating agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies and any and all persons acting in any other capacity deemed by the Manager necessary or desirable for the performance of any of the services under our operating agreement;
•	monitor applicable markets and obtain reports (which may be prepared by the Manager or its affiliates) where appropriate, concerning the value of our investments;
•	monitor and evaluate the performance of our investments, including the social impact of the investments, and provide daily management services to us and perform and supervise the various management and operational functions related to our investments;
•	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis; and
•	coordinate and manage relationships between us and any joint venture partners.

Accounting and Other Administrative Services

•	manage and perform the various administrative functions necessary for our day-to-day operations;
•	provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to our business and operations;
•	provide financial and operational planning services and portfolio management functions;
•	maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;
•	maintain all appropriate company books and records;
•	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;
•	make, change, and revoke such tax elections on behalf of the Company as the Manager deems appropriate, including, without limitation, (i) making an election be treated as a REIT or to revoke such status and (ii) making an election to be classified as an association taxable as a corporation for U.S. federal income tax purposes;
•	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;
•	provide us with all necessary cash management services, whether effected through North Capital, Inc. or a non-affiliate;
•	manage and coordinate with the transfer agent, if any, the process of making distributions and payments to shareholders;
•	evaluate and obtain adequate insurance coverage based upon risk management determinations;
•	provide timely updates related to the overall regulatory environment affecting us, as well as manage compliance with regulatory matters;
•	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and
•	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

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Shareholder Services

•	determine our distribution policy and authorize distributions from time to time;
•	approve amounts available for redemptions of our common shares;
•	manage communications with our shareholders, including answering phone calls, preparing and sending written and electronic reports and other communications; and
•	establish technology infrastructure to assist in providing shareholder support and services.

Financing Services

•	identify and evaluate potential financing and refinancing sources, engaging a third party broker if necessary;
•	negotiate terms of, arrange and execute financing agreements;
•	manage relationships between us and our lenders, if any; and
•	monitor and oversee the service of our debt facilities and other financings, if any.

Disposition Services

•	evaluate and approve potential asset dispositions, sales or liquidity transactions; and
•	structure and negotiate the terms and conditions of transactions pursuant to which our assets may be sold.

Our Manager may hire affiliates (provided the services are provided on an arms-length basis on such terms as would be obtained from a third party) or third parties to assist with the performance of the aforementioned services.

Allocation of Investment Opportunities

Our Sponsor expects to establish and sponsor additional REIT offerings in the future, and to continue to offer such investment opportunities through the REITless Platform. These additional investment vehicles may have investment criteria that compete with us. In addition, the Manager may manage client portfolios or separately managed account portfolios for other advisors, for which investments such as the debt investments made by the Company would be appropriate. If a sale, financing, investment or other business opportunity would be suitable for more than one of these investment vehicles or investors, the Manager will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that the Manager determines to be relevant, including:

•	the investment objectives and criteria of the Company and the other entities;
•	the cash requirements of the Company and the other entities;
•	the effect of the investment on the diversification of the Company’s or the other entities’ portfolios by type and risk of investment;
•	the social impact characteristics of the investment;
•	the policy of the Company or the other entities relating to leverage;
•	the anticipated cash flow of the asset proposed to be acquired;
•	the income tax effects of the purchase on the Company or the other entities;
•	the size of the investment; and
•	the amount of funds available to the Company or the other entities.

Shared Services Agreement

The Manager will enter into a shared services agreement with NCIT, our Sponsor, effective as of the commencement of this offering. Pursuant to this agreement, the Manager will be provided with access to, among other things, our Sponsor’s portfolio management, asset valuation, risk management and asset management technology and services as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by the Manager of its duties under the operating agreement in exchange for a fee representing the Manager’s allocable cost for these services. The fee paid by the Manager pursuant to the shared services agreement will not constitute a reimbursable expense under our operating agreement. However, under the shared services agreement, our Sponsor will be entitled to receive reimbursement of expenses incurred on behalf of us or the Manager that we are required to pay to the Manager under our operating agreement.

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Executive Officers and Directors of the Sponsor

As of the date of this offering circular, the executive officers and directors of the Sponsor and their positions and offices are as follows:

Name	Age	Position
Executive Officers
James P. Dowd	53	CEO
Stephanie L. Holt	53	CFO
Michael T. Weaver, Jr.	36	Director-Principal
Richard G. Nelson	30	Director-Principal
Directors
James P. Dowd	53	Director
Peter K. Tomozawa	56	Director
Henry Wu	44	Director

James P. Dowd

James P. Dowd is the founder and CEO of the North Capital companies (as defined below under “Conflicts of Interest”), including the Sponsor, NCIT. He has 32 years of experience in global financial markets, including twenty one years as a portfolio manager. Jim is a CFA charter holder and is a Certified Public Accountant registered with the State of Illinois. He is a registered principal with North Capital Private Securities Corp and has passed the FINRA Series 3, 7, 24, 63, 65 and 78 exams. He is registered with the NFA and with FINRA. Prior to forming North Capital, Inc. in October 2008, Mr. Dowd was a Senior Managing Director at Bear Stearns & Company, from September 2003 to September 2008. At Bear he led the portfolio management team allocating firm and customer capital to non-affiliate hedge funds. Before Bear, Jim also held senior positions with Tokai Asia Ltd. and Bankers Trust Company, where he was Managing Director and Head of Derivatives Trading for Asia. Jim is a magna cum laude graduate of Georgetown University School of Foreign Service.

Stephanie Holt

Stephanie Holt is CFO and a Managing Director at the North Capital companies (as defined below under “Conflicts of Interest”), including of the Sponsor, NCIT. She has over 25 years of experience in finance. Stephanie holds the FINRA Series 99 license and is registered with FINRA. Prior to joining the North Capital companies in 2011, she held management and executive positions in the finance, high tech, medical, and manufacturing industries. Stephanie graduated from University of California, Riverside, where she earned a Bachelor of Science in Business Economics with a concentration in Accounting. She also holds an MBA from University of Redlands.

Michael Weaver

Michael Weaver is a Director-Principal at North Capital Private Securities, including of the Sponsor, NCIT, and has been at the North Capital companies since 2015. He has over 10 years of experience in financial markets. Michael has passed the FINRA Series 3, 7, 24, 63 and 65 exams and is registered with FINRA. Michael started his career in 2004 as an Analyst in the Fixed-Income Sales & Trading (“S&T”) Program at Banc of America Securities, working in the Structured Securities Group and the Central Funding Group, where he was an interest rate trader of Agency Specials, Strips, TIPS, Off-the-run Treasuries and the on-the-run 30 year US Treasury bond in repo. Michael also has experience as a Summer Analyst in Investment Banking at Goldman Sachs, a Summer Associate in S&T at Deutsche Bank and an Intern at MKP Capital Management. Michael graduated magna cum laude from Morehouse College, where he earned a Bachelor of Arts in Business Administration with a concentration in Finance. While at Morehouse, he was inducted into Phi Beta Kappa and Beta Gamma Sigma. Mr. Weaver also holds an MBA from Cornell University where he was a Roy H. Park Leadership Fellow. Mr. Weaver is a CFA charter holder.

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Richard “Grant” Nelson

Grant Nelson is a Director-Principal at North Capital Private Securities, including of the Sponsor, NCIT. Grant has passed the FINRA Series 7, 24 and 63 exams and is registered with FINRA. Prior to joining North Capital in 2015, Grant served in the United States Air Force as an avionics technician from 2007 to 2011, earning the rank of Senior Airman. His experience also includes an internship as an analyst for the Utah Shakespeare Festival, during which time he specialized in statistics. Grant is a graduate of the University of Utah, where he graduated summa cum laude with a BS in Economics. Grant also received his MS in Finance from the University of Utah.

Peter K. Tomozawa

Peter Tomozawa is a Visiting Scholar at the International Monetary Fund in Washington DC and currently serves as an Advisor to the LA 2028 Organizing Committee in Los Angeles, California. Prior to this he served for two years on the Olympic and Paralympic bid committee’s executive team that successfully brought the 2028 Games to Los Angeles. He is a trustee of The Nature Conservancy in Honolulu, Hawaii. He previously served as Executive Director, Business Development, with the Office of the Mayor of Honolulu. Prior to that he served as a director of several private companies and non-profit organizations. He retired as a Partner and Managing Director at Goldman Sachs in 2010, after a seventeen-year career in New York, Tokyo, and London. Mr. Tomozawa earned his MBA in Finance from The Wharton School at University of Pennsylvania, and his BS in Industrial and Operations Engineering from the University of Michigan.

Henry Wu

Henry Wu is a founding partner at Three Rivers, a family office consulting firm, where he has spent the past thirteen years. Henry Wu currently serves as interim CEO of Caribou Media Group, a print, digital and social media publishing group focused on the outdoors space. He is a member of the Board of Directors at Speedvagen and Vanilla Bicycles in Portland, Oregon. Previously, Mr. Wu spent over five years at SUNO, in New York City, as a Member of the Board of Directors. He is actively involved with numerous privately-owned companies, as a board member and/or strategic advisor including Troy Lee Designs, Evil Bicycles, and Boo Boo's Best Pet Treats. Previously he was with Morgan Stanley, where he worked as an advisor to a number of technology entrepreneurs and their families. Mr. Wu is a graduate of Oberlin College, where he studied Economics, Art History and Violin Performance.

Research Committee of the Manager

The Research Committee of the Manager is a standing committee, established to assist the Manager in fulfilling its oversight responsibilities by (1) considering and approving of investments made by us or on our behalf, (2) establishing our investment guidelines and overseeing our investment portfolio, and the investment activity of other accounts and funds held for our benefit and (3) overseeing the investment activities of our subsidiaries (if any). The Research Committee will consist of at least three members, each of whom will be appointed by the Manager, who will serve until such time as such Research Committee member resigns or is replaced by the Manager, in its sole and absolute discretion. The initial Research Committee will be comprised of Mr. Dowd, Ms. Holt, Mr. Weaver, and Mr. Nelson. In the event that two or more members of the Research Committee are interested parties in a transaction, the Independent Representative (defined below) will be required to approve the transaction. See “Conflicts of Interest— Certain Conflict Resolution Measures—Our Policies Relating to Conflicts of Interest.”

Lending Standards

The financing of each loan generally commences with a borrower business entity requesting financing from the Company. The amount financed is generally no less than $50,000, and the term of the indebtedness generally ranges from 3-24 months.

The Research Committee reviews the proposed investment opportunity and pursues debt investment opportunities where the total amount of the loan will generally not exceed a certain percentage (the “loan-to-value ratio”) of the value of the property securing the loan, as set forth below:

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Underwriting Parameters

•	Loan Size: $50,000 - $250,000
•	Term: 3 – 24 Months
•	Loan-to-Value: 85% or less
•	Lien Position: First

Notwithstanding the foregoing, the loan-to-value ratio for a loan may exceed the foregoing percentages if, in the reasonable judgment of the Research Committee, a higher loan amount is warranted by the circumstances of the particular loan. The Research Committee will sometimes require the originating entity to retain a licensed independent appraiser or broker to assist with its confirmation of a property’s fair market value. In other cases, the Research Committee may rely on opinions of value from other sources, such as the price of a recent sale of that particular property or comparable properties and an opinion of value from the Company itself, the opinion of value provided by a lender the Company purchased the loan from, or a real estate broker knowledgeable in the area where the property is located. In some cases, however, the Research Committee will determine that the cost or time to obtain an independent certified appraisal or price opinion is not warranted.

The appraisal or evaluation for construction loans, rehabilitation loans and entitlement loans will be prepared on either an “after-completed” basis, i.e., assuming that the entitlements or the improvements for which the loan is obtained will be completed, or on an “as-is” basis. The appraiser may also assume that all public improvements to be funded by special assessment district bonds will be completed as proposed and that the property will be marketed and sold in the manner planned by the Borrower. In the case of a construction loan, rehabilitation loan or entitlement loan, the loan-to-value ratio as estimated in the appraisal or evaluation and the budget for the project may exceed the loan-to-value ratios listed above at times during the term of the loan. This may occur because the appraisal or evaluation may be based upon the value of the property when the construction or improvements are completed or the entitlements obtained; however, before the construction, improvements or entitlements are completed, the value of the property will generally be less than the “as completed” appraised or evaluated value.

The interest rate that the Company charges a borrower and other loan terms are based on the originating entity’s negotiations with the Borrower. The Research Committee performs its own underwriting analysis, in its sole discretion, with respect to all underlying loans. However, Investors should perform their own respective due diligence and should not rely on any evaluation or analysis performed by the Company. Investors should independently assess the prospects of risks associated with any investment, including, without limitation, repayment risk associated with the Borrower, market risk associated with the property, value of the property as collateral, and regulatory and environmental risks.

A borrower must maintain appropriate property casualty insurance, and the Company may (but will not always) be named as loss payee on any such. Any payment made on such policies may be used to repair the property or to reduce the outstanding balance on the underlying loan. The Company does not generally require that borrowers maintain property damage coverage for landslides, earthquakes, floods, or similar natural disaster events. Any hazard losses not then covered by a borrower’s insurance policy would result in the underlying loan becoming significantly under- secured, and investors could sustain a significant reduction, or complete elimination of, the return and repayment of principal.

For some loans, the Company will act as a direct lender. In other cases, the Company may enter into a relationship with one or more third parties, which may or may not be owned by our Parent Company, to originate loans, with the Company then purchasing the underlying loans from the third party. In other cases, the Company may purchase loans that had previously been issued by a third party.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our Sponsor receives compensation for his or her services, including services performed for us on behalf of the Manager, from our Sponsor. As executive officers of the Sponsor, these individuals will perform the duties of the Manager to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to the Manager, we do not intend to pay any compensation directly to these individuals.

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Limited Liability and Indemnification of the Manager and Others

Subject to certain limitations, our operating agreement limits the liability of the Manager, its officers and directors, our Sponsor and our Sponsor’s officers, directors, shareholders and affiliates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to the Manager, its officers and directors, our Sponsor and our Sponsor’s officers, directors, shareholder and affiliates.

Our operating agreement provides that to the fullest extent permitted by applicable law the Manager, its officers and directors, our Sponsor, its officers and directors, and our Sponsor’s shareholders and affiliates will not be liable to us. In addition, pursuant to our operating agreement, we have agreed to indemnify the Manager, its officers and directors, our Sponsor and our Sponsor’s officers, directors, shareholders and affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the Manager, one of the Manager’s directors or officers or one of the Sponsor’s directors or officers.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term and Removal of the Manager

Our operating agreement provides that the Manager will serve as our manager for an indefinite term, but that the Manager may be removed by us, or may choose to withdraw as the Company’s manager, under certain circumstances.

Our shareholders may only remove the Manager at any time with 30 days prior written notice for “cause,” following the affirmative vote of two-thirds of our shareholders. If the Manager is removed for “cause,” the members will have the power to elect a replacement Manager upon the affirmative vote or consent of the holders of a majority of our common shares. “Cause” is defined as:

•	the Manager’s continued breach of any material provision of the operating agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if the Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);
•	the commencement of any proceeding relating to the bankruptcy or insolvency of the Manager, including an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition;
•	the Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the operating agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of the Manager or one of its affiliates and the Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of the Manager’s actual knowledge of its commission or omission, then the Manager may not be removed; or
•	the dissolution of the Manager.

Unsatisfactory financial performance of the Company does not constitute “cause” under the operating agreement.

In the event that shareholders vote to remove the Manager, the Company may incur additional costs associated with installing a new third party as manager, including, among other costs, paying asset management, servicing, property management or other operating expenses that would be negotiated at arms’ length, which could be higher than the rates currently agreed to with the Manager.

Our Manager may assign its rights under our operating agreement in its entirety or delegate certain of its duties under the operating agreement to any of its affiliates, including pursuant to the shared services agreement described above under “—Shared Services Agreement” without the approval of our shareholders so long as the Manager remains liable for any such affiliate’s performance, and if such assignment or delegation does not require our approval under the Advisers Act. Our Manager may withdraw as the Manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event. Our Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function. In the event of the removal or withdrawal of the Manager, the Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function.

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Holdings of our Common Shares

Our Sponsor, its officers and directors committed to invest $500,000 in us through the purchase of 50,000 common shares in a private placement on the date this offering statement is qualified by the SEC at the same $10.00 per share price as in this offering. The Sponsor previously acquired common shares in connection with our formation in a private placement at $10.00 per share.

REITless Platform

We will conduct this offering primarily via the REITless Platform, which will host this offering in connection with the distribution of the common shares offered pursuant to this offering circular. The REITless Platform is owned and operated by NCIT, our Sponsor. We will not pay the Sponsor any sales commissions or other remuneration for hosting this offering on the REITless Platform, other than reimbursable expenses under the shared services agreement. The REITless Platform has previously hosted private and public offerings of other affiliates of the Sponsor under similar arrangements.

License Agreement

We will enter into a license agreement with our Sponsor effective upon the commencement of this offering, pursuant to which our Sponsor will grant us a non-exclusive, royalty free license to use the name “REITless.” Other than with respect to this license, we will have no legal right to use the “REITless” name. In the event that the Manager ceases to manage us, we would be required to change our name to eliminate the use of “REITless.”

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MANAGEMENT COMPENSATION

The Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table.

No portion of the fees detailed below will be allocated to any individual in his or her capacity as an executive officer of our Sponsor or Manager.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Organization and Offering Stage
Organization and Offering Expenses — Manager	To date, the Manager has paid $60,000 organization and offering expenses on our behalf. We will reimburse the Manager for these costs and future organization and offering costs it may incur on our behalf. We expect organization and offering expenses to not exceed $250,000 or, if we raise the maximum offering amount, approximately 0.5% of gross offering proceeds.	$250,000 (1)

Distribution Sales and Marketing Allowance — Broker Sales Commission	Investors will not pay upfront selling commissions as part of the price per share of our common shares purchased in this offering. The Manager will pay NCPS and certain brokers participating in the offering selling commissions quarterly from their asset management fee equal to an annualized rate of 0.25% of the proceeds from the sale of any shares that the broker executed. A portion of that sales commission will be paid to employees of our affiliates, who are serving as registered representatives of NCPS and to other broker-dealers not affiliated with us for their services in connection with the sale of our common shares.

Actual amounts are dependent upon the offering proceeds we raise. The broker sales commission, assuming the maximum amount of this offering is raised and up to a 0.25% commission is paid on each executed sale, will be $125,000.

These amounts will be paid quarterly by the Manager from its annual management fee and will not be directly charged to either the Company or its investors.

Acquisition and Development Stage
Acquisition / Origination Fee — Sponsor or its Affiliate (2)	The borrower may pay up to 5.0% of the amount funded by our Sponsor or affiliates of our Sponsor to acquire or originate commercial real estate loans or the amount invested in the case of other real estate investments, excluding any acquisition and origination expenses and any debt attributable to such investments. We will not be entitled to this fee.

Paid directly by borrowers to our Sponsor or affiliates of our Sponsor, not by us.

Actual amounts are dependent upon the total equity and debt capital provided by the Company, the Sponsor, or their affiliates; we cannot determine these amounts at the present time.

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Reimbursement of Acquisition / Origination Expenses — Manager	We will reimburse the Manager for actual expenses incurred in connection with the selection, acquisition, origination or due diligence of a prospective investment, to the extent not reimbursed by the borrower, subject to a 1% limit on the amount of the prospective investment, whether or not we ultimately acquire or originate the investment.

Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the number of investment opportunities considered by the Company. The maximum acquisition fee in a year, assuming the maximum amount of this offering is raised and we utilize leverage of 75% (the high end of the Company’s disclosed target leverage range), would be $2,000,000.

Operational Stage
Asset Management Fee — Manager (3)

Quarterly asset management fee equal to an annualized rate of 1.00%, which, until November 2, 2019, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior quarter.

Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations. The asset management fee, assuming the maximum amount of this offering is raised and we utilize leverage of 75% (the high end of the Company’s disclosed target leverage range), would be $500,000 per year.

Other Operating Expenses — Manager

We will reimburse the Manager for out of pocket expenses paid to third parties in connection with providing services to us, including license fees, auditing fees, fees associated with SEC reporting requirements, increases in insurance costs, Delaware taxes and filing fees, administration fees, fees for the services of an independent representative, and third-party costs associated with these expenses. This does not include overhead, employee costs, utilities or technology costs of the Manager, NCIT or their affiliates.

The expense reimbursements that we will pay to the Manager also include expenses incurred by our Sponsor in the performance of services under the shared services agreement between the Manager and our Sponsor, including any increases in insurance attributable to the management or operation of the Company.

Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Liquidation – Listing Stage
Disposition Fees	None	—

(1)	After we raise $1,000,000 in this offering and have begun our operations, we will start to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments will be made in quarterly installments, but the aggregate quarterly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable quarterly installment, the excess will be eligible for reimbursement in subsequent quarters (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

(2)	The acquisition/origination fee paid to the Sponsor or its affiliates by borrowers is a percentage of the purchase price of an investment or the amount funded by us to acquire or originate a loan. The amount of the origination fee is determined through direct negotiations with a borrower and is generally a higher percentage (3-5%) for loan amounts below $500,000 and a lower percentage (1-2%) for loan amounts of $500,000 or more.

(3)	Our Manager in its sole discretion may defer or waive any fee payable to it under the operating agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

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PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of our common shares as of the date that we raise the Minimum Offering Amount and complete the private placement of securities to our Sponsor, its affiliates and other investors, for each person or group that holds more than 5% of our common shares, for each director and executive officer of our Sponsor and for the directors and executive officers of our Sponsor as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 623 E Fort Union Blvd., Suite 101, Salt Lake City, UT 84121.

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percent of All Shares
North Capital Investment Technology, Inc. (2)	1,000	1.96
James P. Dowd	35,000	68.63
Craig K. Goos	10,000	19.61
Stephanie L. Holt	5,000	9.80
All directors and executive officers of the Sponsor as a group (4 persons)	40,000	78.43

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	All voting and investment decisions with respect to our common shares that are held by NCIT, its officers or directors, are controlled by the board of directors and officers of NCIT. The chief executive officer of NCIT is James P. Dowd. The board of NCIT is comprised of three (3) members, with one (1) elected by the common shareholders, one (1) elected by the Series A preferred shareholders, and one (1) elected by all of the shareholders voting as a single class.

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CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with the Manager and its affiliates. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts.

Our Affiliates’ Interests in Other Entities

General

The officers and directors and the key investment professionals of our Sponsor who perform services for us on behalf of the Manager are also officers, directors, managers, and/or key professionals of other affiliated entities. These persons have legal obligations with respect to the Sponsor and those entities that are similar to their obligations to us. In the future, these persons and other affiliates of our Sponsor may organize other real estate-related or debt-related investment programs and acquire for their own account real estate-related investments that may be suitable for us. In addition, our Sponsor may grant equity interests in the Manager to certain of its management personnel performing services for the Manager. At the date of this offering circular, the Sponsor is not involved in other real estate-related programs.

Allocation of Our Affiliates’ Time

We rely on our Manager’s executive officers and our Sponsor’s key real estate, debt finance, and investment professionals who act on behalf of the Manager, including Mr. James P. Dowd, for the day-to-day operation of our business. Mr. Dowd is also the Chief Executive Officer of our Sponsor. As a result of his competing responsibilities, his obligations to other investors and the fact that he engages in and he will continue to engage in other business activities on behalf of himself and others, Mr. Dowd will face conflicts of interest in allocating his time among us, the Manager and other entities and other business activities in which he is involved. However, we believe that the Manager and its affiliates have sufficient depth of investment professionals to fully discharge their responsibilities to the Company and the other entities for which they work.

Receipt of Fees and Other Compensation by the Manager and its Affiliates

Our Manager and its affiliates will receive substantial fees from us, which fees will not be negotiated at arm’s length. These fees could influence the Manager’s advice to us as well as the judgment of affiliates of the Manager, some of whom also serve as the Manager’s officers and directors and as the key real estate, debt finance, and investment professionals of our Sponsor. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of provisions in our operating agreement involving the Manager and its affiliates, or the shared services agreement between the Manager and our Sponsor;
•	public offerings of equity by us, which will likely entitle the Manager to increased origination fees, asset management fees and other fees;
•	acquisitions of investments and originations of loans at higher purchase prices, which entitle the Manager to higher origination fees and asset management fees regardless of the quality or performance of the investment or loan and, in the case of acquisitions of investments from other REITless entities, might entitle affiliates of the Manager to disposition fees in connection with services for the seller;
•	borrowings up to or in excess of our stated borrowing policy to acquire investments and to originate loans, which borrowings will increase asset management fees payable by us to the Manager;
•	whether and when we seek to list our common shares on a stock exchange or other trading market;
•	whether we seek shareholder approval to internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and the key real estate, debt finance, and investment professionals of our Sponsor who are performing services for us on behalf of the Manager for consideration that would be negotiated at that time and may result in these real estate and debt finance professionals receiving more compensation from us than they currently receive from our Sponsor;

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•	whether and when we seek to sell the company or its assets; and
•	whether and when we merge or consolidate our assets with other companies, including companies affiliated with the Manager.

Duties Owed by Some of Our Affiliates to Our Manager and the Manager’s Affiliates

The officers and directors and the key real estate, debt finance, and investment professionals of our Sponsor performing services on behalf of the Manager are also officers, directors, managers and/or key professionals of the following companies, which we collectively refer to as the “North Capital companies”:

•	North Capital Investment Technology, Inc., our Sponsor;
•	North Capital Private Securities Corporation, a registered broker-dealer, member FINRA and SIPC, a wholly –owned subsidiary of the Sponsor;
•	North Capital Inc., the Manager; and
•	other Sponsor-affiliated entities (see “Prior Performance Summary”).

As a result, they owe duties to each of these entities, their shareholders, members and limited partners. These duties may from time to time conflict with the duties that they owe to us.

No Independent Underwriter

As we are conducting this offering without the aid of an independent underwriter, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities. See “Plan of Distribution.”

License Agreement

We have entered into a license agreement with our Sponsor effective upon the commencement of this offering, pursuant to which our Sponsor granted us a non-exclusive, royalty free license to use the name “REITless” and certain marketplace technology owned by the Sponsor. See “Management—License Agreement.”

Certain Conflict Resolution Measures

Independent Representative

If our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction,” the Manager will appoint an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Our Policies Relating to Conflicts of Interest

In addition to the provisions in our operating agreement described below and the Manager’s investment allocation policies described above, we have adopted the following policies prohibiting us from entering into certain types of transactions with the Manager, our Sponsor, their officers or any of their affiliates in order to further reduce the potential for conflicts inherent in transactions with affiliates.

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Pursuant to these conflicts of interest policies, we may not engage in the following types of transactions unless such transaction is approved by the Independent Representative:

•	sell or lease any investments to the Manager, our Sponsor, their officers or any of their affiliates;
•	acquire or lease any investments from the Manager, our Sponsor, their officers or any of their affiliates; and
•	invest in or make mortgage loans in which the transaction is with the Manager, our Sponsor, their officers or any of their affiliates, including any mortgage loans that are subordinate to any mortgage or equity interest of the Manager, our Sponsor, their officers or any of their affiliates.

In addition, pursuant to these conflicts of interest policies, we will neither make any loans to the Manager, our Sponsor, their officers or any of their affiliates but we may borrow money from the Manager, our Sponsor, their officers or any of their affiliates to fund short-term liquidity needs. These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by the Manager. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by the Manager, our Sponsor, their officers or any of their affiliates.

These conflicts of interest policies may be amended at any time in the Manager’s discretion.

Other Operating Agreement Provisions Relating to Conflicts of Interest

Our operating agreement contains many other restrictions relating to conflicts of interest including the following:

Term of the Manager. Our operating agreement provides that the Manager will serve as our manager for an indefinite term, but that the Manager may be removed by us, or may choose to withdraw as manager, under certain circumstances. Our shareholders may remove the Manager at any time with 30 days prior written notice for “cause,” following the affirmative vote of two-thirds of our shareholders. Unsatisfactory financial performance does not constitute “cause” under the operating agreement. Our Manager may withdraw as manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event. In the event of the removal of the Manager, the Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. Our Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function. See “Management—Term and Removal of the Manager.”

Other Transactions Involving Affiliates. Before engaging in a transaction involving an affiliate, the Manager must conclude that all other transactions between us and our Sponsor, the Manager, any of their officers or directors, or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. See “Management—Research Committee of the Manager.”

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INVESTMENT OBJECTIVES AND STRATEGY

Investment Objectives

Our investment objectives are:

•	to preserve, protect and return your capital contribution either upon your redemption of shares or upon a liquidity event of the Company;
•	to pay competitive and consistent cash distributions through regular quarterly dividends;
•	to create a positive social and/or environmental impact through the investments made by the Company, especially in the area of housing; and
•	to create a repeatable investment process that allows the Company to continue to redeploy capital to achieve our investment objectives.

We cannot assure you that we will realize these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, the Manager will have broad discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s Research Committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders. See “Management—Research Committee of the Manager.”

Investment Strategy

We intend to use substantially all of the proceeds of this offering to originate, acquire, asset manage, selectively leverage, syndicate and opportunistically sell investments in a variety of single-family, multi-family, and other commercial real estate loans, including senior mortgage loans and subordinated mortgage loans (also referred to as B-Notes), mezzanine loans, and participations in such loans and investments in commercial real estate (through majority-owned subsidiaries with rights to receive preferred economic returns). We may also invest in other commercial real estate-related debt securities, including CMBS, CDOs and REIT senior and junior debt and certain REIT preferred equity securities, and other real estate-related assets, subject to the limits set forth in this offering circular. We will seek to create and maintain a portfolio of investments that generate an income stream that will enable the Company to deliver consistent cash distributions in the form of quarterly dividends, while maintaining its qualification as a REIT. Our focus on investing in debt and debt-like instruments will emphasize the payment of current returns to investors and the preservation of invested capital, with no emphasis on seeking capital appreciation. We expect that our portfolio of investments will be secured primarily by U.S.-based real estate collateral and diversified by security type, property type and geographic location. Within this investment universe, we intend to identify and invest in projects and companies that have the potential to provide a significant positive social and/or environmental impact in the communities where the investments are made.

We plan to employ leverage to enhance the total return to our shareholders through loans from banks or other lenders, or by issuing short-term debt or preferred equity or other capital markets transactions backed by the Company’s portfolio of assets. Our target leverage ratio after we have acquired an initial substantial portfolio of diversified investments is between 0-75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage if the Manager determines that it is in our best interest. We will seek to secure leverage that is non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. Our Manager may from time to time modify our leverage policy in its discretion. However, other than during our initial period of operations, it is our policy not to borrow more than 75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of leverage policy unless any excess in borrowing over such level is approved by the Manager’s Research Committee.

In executing our investment strategy, we believe that we will benefit from the Manager’s affiliation with our Sponsor, given our Sponsor’s track record and extensive experience and capabilities as a provider of marketplace technology services and, through its broker-dealer subsidiary, broker-dealer services for many of the leading online real estate funding platforms. These competitive advantages include:

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•	Our Sponsor’s experience and reputation as a leading marketplace technology and services provider to real estate funding platforms, which historically has given it visibility and access to a large flow of investment opportunities similar to the assets in which we plan to invest;
•	Our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large network of prospective borrowers;
•	Our Sponsor’s relationships with other lenders that originate and distribute commercial real estate debt and real-estate related debt securities;
•	Our Sponsor’s experienced research team, which analyzes, underwrites, and monitors each prospective investment through an established origination and due diligence process; and
•	Our Sponsor’s involvement in other impact-oriented investment platforms and deal groups.

Market Overview and Opportunity

We believe that the near and intermediate-term market for investment in commercial real estate loans, commercial real estate and other real estate-related assets is compelling from a risk-return perspective. Given the prospect of low interest rate in the United States, we believe that debt-oriented strategies that maximize current income, with sufficient subordinate capital and downside structural protections, offer a significant opportunity for investors. In contrast, equity investors typically earn their returns after the senior debt, mezzanine debt, and preferred equity portions have been paid off; returns for equity investors are also dependent on asset appreciation, capitalization rate compression, cash flow growth, aggressive refinancing and/or sale of the underlying property. We believe that our investment strategy, combined with the experience and expertise of the Sponsor’s management team in the commercial real estate market, offer us the opportunity to originate investments with compelling risk-adjusted return profiles and strong structural features.

We believe that current market environment, which has resulted from the extended dislocation in credit markets, should create a favorable investment climate for us.

The small balance commercial market is underserved by conventional capital sources and the lending market is fragmented, reducing the availability and overall efficiency for property owners raising funds.

According to Boxwood Means LLC, a leading research authority in the small-cap commercial real estate market, small balance commercial (SBC) loan originations under $5 million in value topped approximately $175 billion as of 2016. However, traditional institutional lenders poorly penetrate the SBC market, which is demonstrated by a secular decline of SBC loans held on bank balance sheets. The top 15 lenders – all commercial banks – accounted for only 20% of total volume in 20161.

1 https://www1.smallbalance.com/pdf/JMP_Presentation_Jun_2017.pdf

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The inefficiency and fragmentation of the SBC market has resulted in a relatively favorable pricing dynamic. In July 2017, there was the largest spread in prices between the Core Commercial CPPI component and the Boxwood SCPI-117 since 2013. The size of the gap illustrates the potential value discrepancy of small cap commercial real estate relative to institutional properties. According to Boxwood Means, prices of large cap CRE assets are 13% above peak while prices of small cap CRE assets remain 5% below.

More stringent regulatory environment for lending has reduced proceeds for borrowers, leading them to seek alternative sources of financing.

In the pre-crisis period, banks were willing to loan up to 70% against value. However, due to changes in regulations, loan-to-value (LTV) ratios are capped at 60% to 65% today. According to PIMCO, borrowers outside of major US markets, such as Brooklyn, Austin, Dallas, and Seattle, have the greatest needs of capital; these borrowers typically require loans with LTV ratios above 65%.2 On the other hand, banks are becoming more cautious of who they lend to and required to reduce their exposure to real estate due to Dodd-Frank. The conservative lending environment has created an opportunity for flexible capital to fill the funding gap required to fully capitalize properties.

2 https://www.pimco.com.sg/en-sg/insights/investment-strategies/featured-solutions/opportunities-in-us-commercial-real-estate-debt-investing/

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Concentration of fundraising among the largest private equity funds has made it difficult for real estate sponsors to raise equity or borrow capital less than $10,000,000

One of the responses to the 2008 recession, according to Preqin Global Private Equity Report, has been growth in the average size of investment funds, whereby large investors have been investing more of their capital with managers that have extensive track records, and are therefore, by nature, raising much larger funds. In 2016, the average capital raised by 830 private equity funds was approximately $347 billion, and 38% of capital raised was secured by 20 largest funds, compared to 34% in 2015 and 30% in 2014.3 On the other hand, first-time fund managers only accounted for 7% of aggregate private equity fundraising. In addition, Preqin also reports that dry powder held by private equity funds went up about 9%, from $755 billion at the end of 2015 to $820 billion at the end of 2016. Consequently, larger funds focus on larger deals in order to deploy their capital fully and effectively.

The high number of maturing commercial real estate loans over the next five years appears to be greater than the market’s capacity to provide refinancing capital.

The large volume of scheduled loan maturities over the next few years is expected to expand available investment opportunities due to the fact that real estate owners have to refinance the loans when the loans mature. According to JLL data, $333 billion of commercial real estate loans are scheduled to mature in 2018 and $341 billion in 2019. A large number of these loans were originated at high valuations, and many of them have already been extended once.4 Borrowers are looking for alternative sources of capital, and this provides an opportunity for accredited investors to recapitalize properties that general adequate cash flows.

3 https://www.preqin.com/docs/samples/2017-Preqin-Global-Private_Equity-and-Venture-Capital-Report-Sample-Pages.pdf

4 https://www.sior.com/docs/default-source/white-papers/2017-commercial-real-estate-alert-05-17-2017.pdf?sfvrsn=0

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Commercial Real Estate Debt Maturities

Sources: JLL

Market Outlook

Over the past few years, the commercial real estate has benefited from a slow but constant job growth. There were 261,000 new jobs added in October 2017, extending the streak to 84 consecutive months of jobs growth. Unemployment rate has fallen to 4.1% in October.5 As we look ahead over the next five years, continued improvements in US macroeconomic factors, coupled with a healthier commercial real estate lending market, points to an optimistic outlook for the commercial real estate market in the United States.

In 2017, foreign investment in US real estate surged to an all-new high. According to the 2017 Profile of International Activity in US Residential Real Estate from the National Association of Realtors (NAR), foreign investors purchased $153 billion in residential property between April 2016 and March 2017, representing an increase of 49% from 2016. Foreign investors purchased 284,455 residential properties in 2017, representing a 32% increase from 2016 and accounting for 10% of the dollar volume of existing home sales.6 Moving forward, with the stable growth of the US growth and the strengthening of the US dollars, we expect that more foreign investors continue to consider the US commercial real estate market as a safe place to store their wealth. We believe that the US real estate market could be benefited from this continuation of high foreign direct investment.

5 http://www.us.jll.com/united-states/en-us/research/employment-rate-data-trends

6 US Residential Real Estate report from NAR

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If the markets for risk assets continue to strengthen, the competition for yield will become increasingly competitive. We believe the Sponsor’s network of commercial real estate platform partners, together with its own experience in real estate transactions, provides us with a competitive advantage in identifying and originating attractive lending opportunities across commercial sub-markets during this period of heightened competition.

On the other hand, risks related to rising interest rates and regulatory uncertainty could adversely affect our ability to originate new loans or adversely impact the values of our existing investment portfolio. In the event that real estate market fundamentals deteriorate, the collateral security backing our investments may be impaired as a result of lower rental rates, reduced occupancy levels, and/or declining collateral values. Furthermore, such an adverse market environment could materially impact the cost and availability of long-term credit, hampering the ability of our borrowers to initiate and complete the types of development and redevelopment projects that create original demand for the loans which the Company intends to offer. Similarly, a decline in real estate values reflecting an imbalance in supply and demand could lead to a reduction in marginal development and redevelopment efforts, reducing demand for the type of loans made by the Company. In addition, under the new leadership in the White House, there could be negative consequences to the overall economy and the US real estate market when a new policy is enacted.

The Company expects the average duration of its loan portfolio to be less than two years at the time of origination, and less than 18 months once the Company’s portfolio has become fully aged. The nature of development and redevelopment lending is such that borrowers tend to be less sensitive to the rate level than to loan terms: leverage ratio, duration, prepayment terms. As a result, the Company will generally take the opportunity to trade higher yield for greater duration risk (loans that are prepayable or extendable at the borrower’s option). The flexibility offered by the Company to its borrowers creates the economic risk that loans will be extended, and the duration of the portfolio will become longer, during periods of rising interest rates, and the duration of the portfolio will become shorter during periods of falling interest rates. But the Company believes that the duration of the portfolio will be less correlated with interest rates than with real estate market macro conditions. For example, during strong market conditions, where demand is strong and transaction volume is high, there is an incentive for borrowers to finish projects more quickly and loan prepayments are likely to rise. Conversely, during a period of market softening fundamentals, borrowers may have difficulty meeting their project timelines and selling completed projects, which could lead borrowers to keep loans outstanding until their full maturity dates or to seek loan extensions. The Company expects these real estate macroeconomic factors, much more than the general level of interest rates, to affect portfolio duration.

Over the near term, we are optimistic about the opportunity to originate loans that offering attractive target risk-adjusted returns, but we recognize that markets can change abruptly and disruptions may occur at any time. By making loans of relatively short duration, and creating an underwriting margin of safety, we believe we can remain well positioned to weather routine market corrections.

Social and Environmental Impact of our Investments

Impact investing is the idea of investing to generate not only a return on investment but social and environmental impact. Impact investments have attracted the attention as well as capital from a variety of investors, from NGOs and religious institutions to financial institutions, banks, and fund managers. According to the Annual Impact Investor Survey in 2017, Global Impact Investing Network (GIIN) studied a total of 208 fund managers, banks, insurance companies, and foundations and found $114 billion in impact investment assets under management.

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In 2016, GIIN reported that a sum of $22.1 billion was invested in 7,951 impact investments out of 205 respondents. The same set of respondents is expected to invest approximately $26 billion into more than 9,500 impact investments in 2017. That presents a growth rate of 17% in terms of capital invested and 20% in terms of number of investments. In addition, the majority of asset managers expect to increase or maintain the amount of capital invested in impact investments.

The Company intends to focus on investments that have the potential to make a positive social or environmental impact, in addition to providing the financial risk and return profile detailed above. Some of the impact objectives that we focus on include:

•	Green real estate – Developing projects to build properties that are environmentally sustainable
•	Affordable housing for low-income residents
•	Employment generation
•	Energy efficiency

The Manager will implement impact criteria and guidelines, apart from the investment financial guidelines, to ensure that the Company’s impact objective is factored into its overall investment objectives. The Company may utilize outside consultants or service providers, such as GIIRS or other rating services, to help evaluate its relative effectiveness in meeting its impact objectives, compared to other investments with similar attributes. The relative importance of the Company’s impact objective, compared to financial objectives, is expected to vary over the duration of each investment life cycle, and there is no assurance that the Company will be able to source investments that meet its social impact criteria and guidelines, or that it will fulfill its social and environmental impact objectives.

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Commercial Real Estate Loans

We intend to acquire single-family, multi-family, and other commercial real estate loans, commercial real estate-related debt securities and other real estate-related investments by directly originating the loans and by purchasing them from third party sellers. Although we generally prefer direct origination, current market conditions have created situations where holders of commercial real estate debt may be in distress and are therefore willing to sell at prices that compensate the buyer for the lack of control over the origination process.

Our primary focus will be to originate and invest in the following types of commercial real estate loans:

Senior Mortgage Loans. We intend to invest in senior mortgage loans that are up to five year term loans providing capital for the acquisition, refinancing or repositioning of real estate and may be fixed or floating rate loans. We plan to invest in senior mortgage loans with a loan-to-value ratio in each case that provides us with a margin of safety. We may selectively syndicate portions of these loans, including senior or junior participations that will effectively provide permanent financing or improve our risk-adjusted returns.

Senior mortgage loans generally produce lower defaults and higher recovery rates than other debt due to the lender’s favorable control features, which at times includes control of the entire capital structure. Because of these attributes, this type of investment typically is in higher demand than other types of debt investments, even during periods of unstable markets.

Many of the senior mortgage loans that we intend to invest in will be short-term, rehabilitation loans with a duration of less than two years. Such loans will be structured so as to provide incentives to the borrower to complete the rehabilitation on a timely basis, or else be subject to extension fees and penalties. The rates on rehabilitation loans are often higher than traditional senior mortgage loans, due to the smaller size and proportionately higher cost of underwriting them. In addition, the markets for such loans tend to be local, and capital is not accessible to borrowers in all markets.

Subordinated Mortgage Loans, or B-Notes. We also may invest in structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of loans, commonly referred to as B-Notes, primarily secured by real estate properties located in the U.S. We may create subordinated mortgage loans by creating participations of our directly originated first mortgage loans generally through syndications of senior interests or co-origination with a senior lender or we may buy such assets directly from third party originators. Further, we expect that the re-emergence of the CMBS market may allow us to originate first mortgage loans to property owners with short-term liquidity issues and will allow us to contribute the senior AAA rated proceeds of the origination for inclusion in securitizations while retaining the subordinated debt at attractive risk-adjusted returns. Due to the current credit market conditions, which include continued dislocations emanating from the credit crisis of 2008, we believe that we will have opportunities to both originate and buy subordinated mortgage investments from third parties on favorable terms.

Investors in subordinated mortgage loans are typically compensated for the increased risk of such assets, compared to first mortgage loans, but still benefit from a first lien on the underlying property. Investors typically receive principal and interest payments at the same time as senior debt unless a default occurs, in which case these payments are made only after all senior debt is paid in full. The rights of holders of subordinated mortgage loans are usually governed by participation and other intercreditor agreements that, subject to certain limitations, typically provide the holders with the ability to cure certain defaults and control certain decisions of holders of senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), which provides for additional downside protection and higher recoveries.

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Mezzanine Loans. These are loans secured by one or more direct or indirect ownership interests in an entity that directly or indirectly owns commercial real property. We may acquire mezzanine loans directly or we may acquire a participation or a sub-participation in a mezzanine loan. Mezzanine loans may be either short-term (less than five years) or long-term (5 to 10 years) and may be fixed or floating rate. These loans are predominantly current-pay loans (although there may be a portion of the interest that accrues and is deferred if cash flow generated by the related property is not sufficient to pay current interest) and may provide for participation in the value or cash flow appreciation of the underlying property, which participation is known as an “equity kicker” as described below. We believe that opportunities to both directly originate and to buy mezzanine loans from third parties on favorable terms will continue to be attractive. In the current market, mezzanine loans can be the key piece of capital to bridge the gap between senior debt and borrower equity during a refinance or acquisition. Therefore, we expect to achieve favorable terms — both economic and structural — on the mezzanine loans in which we invest.

Investors in mezzanine loans are typically compensated for the increased risk of such assets but still benefit from the right to foreclose, in many instances more efficiently than senior mortgage debt. Upon a default by the borrower under the mezzanine loan, the mezzanine lender generally can, on an expedited basis, take control of the property-owning entity, subject to the rights of the holders of debt senior in priority on the property. Rights of holders of mezzanine loans are usually governed by intercreditor or interlender agreements that provide such holders with the right to cure certain defaults and control certain decisions of holders of any senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), which provides for additional downside protection and higher recoveries.

Nonetheless, these types of investments involve a higher degree of risk than a senior mortgage secured by underlying real property, because the investment may become unsecured as a result of foreclosure by the senior lender if the mezzanine lender is unable to cure a default affecting senior mortgage holders. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the mezzanine loan obligation. If a borrower defaults on our mezzanine loan or on debt that is senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt has been repaid.

Commercial Real estate-related Debt Securities

In addition to our focus on origination of and investments in commercial real estate loans , we may also invest in commercial real estate-related debt securities such as CMBS, CDOs, unsecured debt issued by REITs and interests in other vehicles that own real estate-related debt.

CMBS. CMBS, or Commercial Mortgage-Backed Securities, are comprised of commercial mortgage loans that have been pooled together in a trust. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans. The commercial mortgage security is typically structured with credit enhancement to protect against potential cash flow delays and shortfalls. This credit enhancement usually takes the form of allocation of loan losses to investors in reverse sequential order (equity at the lowest level of preference, AAA-rated classes at the highest level), whereas interest distributions and loan prepayments are usually applied from the top down (AAA-rated classes first through to equity last).

The typical commercial mortgage is a five or ten year loan, with a 30-year amortization schedule and a balloon principal payment due at maturity. Most fixed-rate commercial loans have prepayment protection and require prepayment penalty fees or defeasance. Loans are typically structured in this manner to maintain the collateral pool’s cash flow or to compensate the investors for the risk of foregone interest in the event of prepayment.

CDOs. CDOs or Collateralized Debt Obligations are multiple class debt securities secured by pools of assets, such as mortgage-backed securities, B-Notes, mezzanine loans, REIT debt and/or credit default swaps. Like typical securities structures, in a CDO, underlying assets are pledged to a trustee for the benefit of the bond holders. CDOs often have reinvestment periods that typically last for up to five years during, which proceeds from the sale of a collateral asset may be reinvested in substitute collateral. Upon termination of the reinvestment period, the static pool functions like a CMBS securitization, where repayment of principal allows for redemption of bonds during a runoff period.

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Public or Private REIT Securities. We also may choose to invest in senior or junior debt securities, or the preferred equity of public REITs. Publicly-traded equity REITs typically own large, diversified pools of commercial real estate properties and employ moderate leverage. Most of these companies specialize in particular property types such as regional malls, office properties, apartment properties and industrial warehouses. Debt issued by these types of REITs may be investment-grade securities and typically benefit from strong covenant protection. Public, non-traded REITs and private REITs also may employ leverage to enhance returns for their equity investors, but the underlying investments of such vehicles tend to be more concentrated than those of publicly-traded REITs. We may invest in debt or preferred equity issued by public, non-traded or private REITs, and such debt or preferred equity may be public or private, secured or unsecured, senior or junior.

Ratings of Commercial Real estate-related Debt Securities. For CMBS and CDOs, the securitization process is governed by one or more of the rating agencies, including Fitch, Moody’s and Standard & Poor’s, who determine the respective bond class sizes, generally based on a sequential payment structure. Bonds that are rated from AAA to BBB by the rating agencies are considered “investment grade.” Bond classes that are subordinate to the BBB class are considered “non-investment” grade. The respective bond class sizes are determined based on the review of the underlying collateral by the rating agencies. The payments received from the underlying loans are used to make the payments on the securities. Based on the sequential payment priority, the risk of nonpayment for the AAA securities is lower than the risk of nonpayment for the non-investment grade bonds. Accordingly, the AAA class is typically sold at a lower yield compared to the non-investment grade classes that are sold at higher yields. We may invest in investment grade classes, non-investment grade classes or the equity of securitizations.

Other Real Estate Investments

We may invest in private issuances of preferred equity or debt securities of public companies or in loans, bonds, notes, or other full recourse obligations for which the business of the related obligor is significantly related to real estate.

These investments may or may not have a scheduled maturity and are expected to be of longer duration (five-to-ten year terms) than our typical portfolio investments. Such investments are expected to be fixed rate (if they have a stated investment rate), and may have accrual structures and provide other distributions or equity participations in overall returns above negotiated levels. These investments are also expected to be collateralized or otherwise backed primarily by U.S. real estate collateral.

We do not anticipate allocating a large amount of our capital or time to these investments initially but as market conditions begin to improve we believe that the Company will be offered compelling investment opportunities.

Investments in Government Sponsored Programs

If we meet the qualifications established by the FDIC, we may elect to invest in any existing or future programs Sponsored by the government to facilitate the investment in assets of the type we seek to acquire for our portfolio, to the extent consistent with our investment strategies and objectives.

Other Possible Investments

Although we expect that most of our investments will be of the types described above, we may make other investments, including international investments in real estate related securities. In fact, we may invest in whatever types of interests in real estate- or debt-related assets that we believe are in our best interests. Although we can purchase any type of interest in real estate- or debt-related assets, our conflicts of interest policy and operating agreement do limit certain types of investments involving the Manager, our Sponsor, their officers or any of their affiliates. See “Conflicts of Interest—Certain Conflict Resolution Measures.”

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Social and Environmental Impact of our Investments

The Company intends to focus on investments that have the potential to make a positive social or environmental impact, in addition to providing the financial risk and return profile detailed above. The Manager will implement impact criteria and guidelines, apart from the investment financial guidelines, to ensure that the Company’s impact objective is factored into its overall investment objectives. The Company may utilize outside consultants or service providers, such as Global Impact Investing Ratings System (GIIRS) or other rating services, to help evaluate its relative effectiveness in meeting its impact objectives, compared to other investments with similar attributes. The relative importance of the Company’s impact objective, compared to financial objectives, is expected to vary over the duration of each investment life cycle, and there is no assurance that the Company will be able to source investments that meet its social impact criteria and guidelines, or that it will fulfill its social and environmental impact objectives.

Investment Process

Our Manager has the authority to make all the decisions regarding our investments consistent with the investment guidelines and borrowing policies approved by the Manager’s Research Committee and subject to the limitations in our operating agreement and the direction and oversight of the Manager’s Research Committee. Our Manager’s Research Committee must approve all investments other than investments in commercial real estate loans and commercial real estate-related debt securities. With respect to investments in commercial real estate loans and commercial real estate-related debt securities, the Manager’s Research Committee intends to adopt investment guidelines that the Manager must follow when acquiring such assets on our behalf without the approval of the Manager’s Research Committee. We will not, however, purchase or lease assets in which the Manager, any of our officers or any of their affiliates has an interest without a determination by the Independent Representative that such transaction is fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the affiliated seller or lessor. In the event that two or more members of the Research Committee are interested parties in a transaction, the Independent Representative will consider and vote upon the approval of the transaction. Our Manager’s Research Committee will formally review at a duly called meeting our investment guidelines on an annual basis and our investment portfolio on a quarterly basis or, in each case, more often as they deem appropriate. Changes to our investment guidelines must be approved by the Manager’s Research Committee.

Our Manager will focus on the direct origination and selective purchasing of commercial real estate loans. It will source such investments from new or existing customers, former and current financing and investment partners, third party intermediaries, competitors looking to share risk and securitization or lending departments of financial institutions.

In selecting investments for us, the Manager will utilize an established underwriting and investment process that focuses on ensuring that each prospective investment is being evaluated using a consistent process and with regard to all relevant, available information. The criteria that the Manager will consider when evaluating prospective investment opportunities include:

•	compliance with the general guidelines described in this offering circular and the specific guidelines established by the Manager;
•	macroeconomic conditions that may influence operating performance;
•	real estate market conditions that could influence real estate lending and/or the economic performance, value, and market price of the underlying real estate collateral;
•	fundamental analysis of the underlying real estate collateral, including tenant rosters, lease terms, zoning, operating costs and the asset’s overall competitive position in its market;
•	the potential of the investment to provide a positive social impact;
•	the operating expertise and financial strength of the project sponsor or borrower;
•	micro and macro real estate and leasing market conditions that could affect the underlying real estate collateral;
•	the cash flow in place and projected to accrue over the term of the loan;
•	the reasonableness of estimated costs and timing associated with capital improvements of the underlying real estate collateral;

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•	a valuation of the investment cost relative to its projected long-term value and the ability to create liquidity through a sale or refinancing;
•	review of third-party reports, including appraisals, engineering and environmental reports;
•	physical inspections of underlying real estate;
•	the overall structure of the investment and rights in the documentation; and
•	other unique, material factors that could affect the relative value or market price of the investments or the collateral backing them.

If a potential investment meets the Manager’s underwriting criteria, the Manager will review the proposed transaction structure, including related collateral, guarantees, other security, reserve requirements, cash flow sweeps, and call protection. Our Manager will evaluate the asset’s position within the overall capital structure of the issuer, and the rights accruing to the asset in relation to other parts of the capital stack. Our Manager will evaluate each potential investment’s risk-return profile in comparison to other investments available, and will consider alternative financing sources, if applicable, to ensure that the investment fits within the parameters of the Company’s financing facilities (if any) and to ensure performance of the underlying real estate collateral.

Borrowing Policy

We believe that the Company’s ability to obtain competitive financing, through the Sponsor’s relationship with top-tier financial institutions and other lenders, should allow the Company to successfully employ moderate levels of borrowing in order to enhance the Company’s investment returns to shareholders. Although our investment strategy is not contingent on financing our assets in whole or in part through the capital markets, our Sponsor’s and its principals’ ability and experience in securing and structuring flexible financing should provide the Company with an advantage in potentially obtaining attractive term financing to support our investment strategy.

We intend to employ leverage in order to provide more funds available for investment. We believe that careful use of leverage will help us to achieve our investment goals. We expect that once we have fully invested the proceeds of this offering, our debt financing, on a portfolio-wide basis, will be between 0% and 75% of the fair market value of our assets, although it may exceed this level during our offering stage. Our Manager may from time to time modify our leverage policy in its discretion, with the approval of the Research Committee. However, other than during our initial period of operations, it is our policy to not borrow more than 75% of the fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by the Manager’s Research Committee.

Operating Policies

Credit Risk Management. We may be exposed to various types and levels of credit and special hazard risk depending on the nature of our underlying assets and the nature and level of credit enhancements supporting our assets. Our Manager and its executive officers will review and monitor credit risk and other risks of loss associated with each investment. In addition, we will seek to diversify our portfolio to avoid undue geographic, issuer, industry and certain other types of concentrations. Our Manager’s Research Committee will monitor the overall portfolio risk, including concentration risk, and levels of provision for loss.

Interest Rate Risk Management. To the extent consistent with maintaining our qualification as a REIT, we will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate fluctuations. We intend to manage our interest rate risk from borrowings by managing the overall duration risk in the Company’s portfolio, thereby limiting the Company’s overall exposure to interest rate moves. The interest rate risk of the portfolio will be monitored by the Research Committee, which will establish interest rate risk guidelines for the Manager.

Hedging Activities. We may engage in hedging transactions to protect our investment portfolio from interest rate fluctuations and other changes in market conditions. These transactions may include the purchase or sale of listed interest rate futures or options, interest rate swaps, the purchase or sale of over-the-counter interest rate collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate risk as we determine is in the best interest of our shareholders, given the cost of such hedges and the need to maintain our qualification as a REIT. We may from time to time enter into interest rate swap agreements to offset the potential adverse effects of rising interest rates under certain short-term repurchase agreements. We may elect to bear a level of interest rate risk that could otherwise be hedged when the Manager believes, based on all relevant facts, that bearing such risk is either advisable or economically unavoidable. The Research Committee will review the hedging activity of the Company in the context of its overall monitoring of the Company’s investments.

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Equity Capital Policies. Under our operating agreement, we have authority to issue an unlimited number of additional common shares or other securities. In particular, the Manager is authorized to provide for the issuance of an unlimited amount of one or more classes or series of shares in the Company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without shareholder approval. After your purchase in this offering, the Manager may elect to: (i) sell additional shares in this or future public offerings (whether on Form S-11, Form 1-A or otherwise), (ii) issue equity interests in private offerings or (iii) issue shares to the Manager, or its successors or assigns, in payment of an outstanding fee obligation. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you could also experience dilution in the book value and fair value of your shares. However, the Company intends to issue its shares at NAV, and to repurchase shares at or around NAV (See “Description of our Common Shares—Quarterly Redemption Plan”) for the foreseeable future. Such an approach would not cause any dilution of the fair value (as determined by the NAV) of your shares.

Disposition Policies

The period that we will hold our investments in commercial real estate loans and other real estate-related assets will vary depending on the type of asset, interest rates and other factors. Our Manager will develop a well-defined exit strategy for each investment we make. Our Manager will continually perform a hold vs. sell analysis on each asset in order to determine the optimal time to hold the asset. Macro- and microeconomic and market conditions may lead us to hold different investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that a sale of the asset would be in our best interests.

Liquidity Event

Subject to then-prevailing market conditions, we expect to consider options for providing liquidity to our shareholders beginning five years from the completion of this offering. While we expect to seek a liquidity transaction during this time frame, we cannot assure you that a suitable opportunity to obtain liquidity on acceptable terms will be available or that market conditions for a transaction will be favorable during that time frame. Our Manager has broad discretion to consider a liquidity transaction at any time if it determines such event to be in the best interests of the Company’s shareholders. A liquidity transaction could consist of a sale or roll-off to scheduled maturity of our assets, a sale or merger of the Company, a consolidation transaction with other companies managed by the Manager or its affiliates, a listing of the Company’s shares on a national securities exchange or a similar transaction. We do not have a stated term for the Company, as we believe setting a finite date for a possible, but uncertain, future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our shareholders.

Prior to our completion of a liquidity transaction, our redemption plan may provide an opportunity for you to have your common shares redeemed, subject to certain restrictions and limitations. See “Description of our Common Shares—Quarterly Redemption Plan.”

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PLAN OF OPERATION

General

We are a newly organized Delaware limited liability company formed to acquire and manage a diversified portfolio of single-family, multi-family, and other commercial real estate loans, commercial real estate-related debt securities and other real estate-related investments. We intend to acquire senior and subordinate mortgage, mezzanine, bridge and other commercial real estate loans, and to invest in commercial real estate-related debt securities primarily originated by the Company, our Sponsor or its affiliates. In addition, we may acquire debt or preferred equity securities of public or private REITs that in the opinion of the Manager, meet our investment objectives.

We plan to diversify our portfolio by investment type, investment size and investment risk with the goal of constructing a portfolio of real estate debt assets that provides stable, attractive returns to our investors. We may make our investments through direct loan origination, the acquisition of individual loan or securities assets or by acquiring portfolios of assets, securities of other REITs or companies with investment objectives similar to ours. As of the date of this offering circular, we have not commenced operations nor have we identified any specific investments in which there is a reasonable probability that we will invest.

North Capital, Inc. is the Manager of the Company. The Manager is responsible for managing our day-to-day operations and our portfolio of commercial real estate loans, commercial real estate and other real estate-related assets. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitation in our operating agreement and the direction and oversight of the Manager’s Research Committee. The Manager, the Sponsor, and/or other affiliates of our Sponsor will provide marketing, investor relations and other administrative services on our behalf.

We intend to make an election to be taxed as a REIT under the Code, commencing with our taxable year ending December 31, 2018, which may be extended by our board of directors until the taxable year ending December 31, 2019. If we qualify as a REIT for U.S. federal income tax purposes, we generally will not be subject to U.S. federal income tax to the extent we distribute qualifying dividends to our shareholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we will be organized and will be able to operate in a manner that will allow us to qualify for treatment as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2018, and we intend to continue to operate so as to remain qualified as a REIT for U.S. federal income tax purposes thereafter.

Competition

Our net income depends, in large part, on our ability to originate investments with attractive risk-adjusted returns. In originating these investments, we compete with other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, private funds, private lenders, governmental bodies and other entities, as well as online lending platforms that compete with the REITless Platform, many of which have greater financial resources and a lower cost of capital than we have. In addition, there are numerous mortgage REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and we cannot assure you that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

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Liquidity and Capital Resources

We are dependent upon the net proceeds from this offering to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financing obtained from banks or other lenders, and from any undistributed funds from our operations. For information regarding the anticipated use of proceeds from this offering, see “Estimated Use of Proceeds.”

We will not commence operations unless we raise a minimum of $500,000 in gross offering proceeds from persons who are not affiliated with us or our Sponsor. If we raise substantially less than $50,000,000 in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make, and the value of an investment in our equity will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses related to operating as a publicly-offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We currently have no outstanding debt and we have received no commitment from any lender to provide us with financing. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 0% and 75% of the fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion, with approval of the Research Committee, in light of then-prevailing economic conditions, the relative cost of debt and equity capital, the market values of our assets, general conditions in the market for debt and equity securities, the Company’s growth and acquisition opportunities, or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 75% of the fair market value of the cost of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by the Manager’s Research Committee.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to the Manager. During our organization and offering stage, these payments will include reimbursements of certain organization and offering expenses advanced by the Manager on behalf of the Company. During our acquisition and development stage, we expect to make payments to the Manager in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by the Manager in providing services to us. For a discussion of the compensation to be paid to the Manager, see “Management Compensation.”

We intend to elect to be taxed as a REIT and to operate as a REIT commencing with our taxable year ending December 31, 2018, which may be extended by our board of directors until the taxable year ending December 31, 2019. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Manager may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as the Manager deems appropriate. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on weekly record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level, and we do not expect to establish a minimum distribution level until after the Company commences operations.

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Related Party Loans and Warehousing of Assets

If we do not have sufficient funds to acquire a loan or other investment that the Manager would otherwise wish to make, then we may obtain a related party loan from, or issue a participation interest to, the Sponsor or an affiliate of the Sponsor. Our operating agreement expressly authorizes us to enter into such related party loans and to issue such participation interests. Each related party loan and participation interest will be an unsecured obligation of ours, that is payable solely to the extent that such related party loan or participation interest remains outstanding. Unsecured related party loans that, in the aggregate, do not exceed $20 million and do not carry an interest rate that exceeds the then current applicable prime rate with respect to such loans, can be entered into without the approval of an Independent Representative. As we sell additional common shares in this offering, generate income from operations, or secure third party financing from unrelated parties, we will use the proceeds of such activities to pay down the principal and interest of the related party loan or the principal of the outstanding participation interests, as appropriate, reducing the payment obligation of the related party loan or participation interest, and our obligation to the holder of the related party loan or participation interest.

In instances where a participation interest is outstanding, payments of the participation interest will be pari passu (i.e., of equal seniority) to our right to payment from the underlying asset, and any payments received from the underlying asset will be subsequently distributed pro rata (i.e., in equal proportion to their proportionate interest) among us and the participation interest holder. In the event that we generate funds from operations or from financing activities to fully extinguish the principal of an outstanding participation interest, we will repay the participation interest, and, other than any accrued but unpaid return due to it from the underlying asset, the holder of the participation interest will no longer hold any obligation of ours with regard to payment. It is anticipated that each participation interest will have a varying return that is dependent upon, and will generally be identical to, the projected return on the underlying asset.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, the Sponsor or an affiliate of the Sponsor and Company may close and fund each loan or other investment prior to it being acquired by us. This ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We may then acquire such investment at a price equal to the fair market value of such investment, which will generally equal the cost of the investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition.

Results of Operations

REITless Impact Income Strategies LLC was formed on March 6, 2018 and, as of the date of this offering circular, we have not commenced operations. We will not commence any significant operations until we have raised at least $500,000 from persons who are not affiliated with us or our Sponsor.

Market Outlook — Real Estate Capital Markets

We are encouraged by the improvements in commercial real estate capital and credit markets, as well as the positive macroeconomic factors supporting the commercial real estate industry. As we look ahead over the next five years, we believe improving economic fundamentals, higher transaction volume, and a healthier commercial real estate lending market will bolster core United States metro markets. We also expect a continuation of the trend of high foreign direct investment in United States markets generally and real estate assets specifically.

If the markets for risk assets continue to strengthen, the competition for yield will become increasingly competitive. We believe the Sponsor’s network of commercial real estate platform partners, together with its own experience in real estate transactions, provides us with a competitive advantage in identifying and originating attractive lending opportunities across commercial sub-markets during this period of heightened competition.

On the other hand, risks related to rising interest rates and regulatory uncertainty could adversely affect our ability to originate new loans or adversely impact the values of our existing investment portfolio. In the event that real estate market fundamentals deteriorate, the collateral security backing our investments may be impaired as a result of lower rental rates, reduced occupancy levels, and/or declining collateral values. Furthermore, such an adverse market environment could materially impact the cost and availability of long-term credit, hampering the ability of our borrowers to initiate and complete the types of development and redevelopment projects that create original demand for the loans that the Company intends to offer. Similarly, a decline in real estate values reflecting an imbalance in supply and demand could lead to a reduction in marginal development and redevelopment efforts, reducing demand for the type of loans made by the Company.

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The Company expects the average duration of its loan portfolio to be less than two years at the time of origination, and less than 18 months once the Company’s portfolio has become fully aged. The nature of development and redevelopment lending is such that borrowers tend to be less sensitive to the rate level than to loan terms: leverage ratio, duration, prepayment terms. As a result, the Company will generally take the opportunity to trade higher yield for greater duration risk (loans that are prepayable or extendable at the borrower’s option). The flexibility offered by the Company to its borrowers creates the economic risk that loans will be extended, and the duration of the portfolio will become longer, during periods of rising interest rates, and the duration of the portfolio will become shorter during periods of falling interest rates. But the Company believes that the duration of the portfolio will be less correlated with interest rates than with real estate market macro conditions. For example, during strong market conditions, where demand is strong and transaction volume is high, there is an incentive for borrowers to finish projects more quickly and loan prepayments are likely to rise. Conversely, during a period of market softening fundamentals, borrowers may have difficulty meeting their project timelines and selling completed projects, which could lead borrowers to keep loans outstanding until their full maturity dates or to seek loan extensions. The Company expects these real estate macroeconomic factors, much more than the general level of interest rates, to affect portfolio duration.

Over the near term, we are optimistic about the opportunity to originate loans that offering attractive target risk-adjusted returns, but we recognize that markets can change abruptly and disruptions may occur at any time. By making loans of relatively short duration, and creating an underwriting margin of safety, we believe we will remain well positioned to weather routine market corrections.

Intention not to Register as an Investment Company

The Company intends to conduct our business so that neither we, nor any subsidiaries we may establish, are required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which is typically referred to as the “40% test.” Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We also may rely upon the exclusion from the definition of investment company under Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires an entity to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate,” which we refer to as “qualifying real estate interests,” and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets.”

We may hold real estate loans and other and real estate-related assets described below (i) directly, (ii) through wholly owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, (iv) through minority-owned joint venture subsidiaries, and (v) through partnerships with affiliates or non-affiliate third parties.

We intend, directly or indirectly through the vehicles referenced above, to originate, invest in and manage a diversified portfolio of qualified real estate interests: single-family, multi-family, and other commercial real estate loans, including senior and subordinated mortgage loans, mezzanine loans, participations in such loans, and other select real estate-related assets, including commercial real estate loans and other real estate-related investments as defined under Section 3(c)(5)(C). We expect to use substantially all of the net proceeds from this offering to originate, structure and acquire commercial real estate loans (including senior mortgage loans, subordinated mortgage loans or B-Notes, mezzanine loans, participations in such loans, and other real estate-related securities including but not limited to commercial mortgage-backed securities, or CMBS, collateralized debt obligations, or CDOs, and REIT senior and junior debt certain REIT preferred equity securities.

The Company will monitor our compliance with the 40% test, including the holdings of our subsidiaries to ensure that each of our subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act. The securities issued by any wholly-owned or majority-owned subsidiary that we may form and that are excluded from the definition of   “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis.

The securities issued by any wholly owned or majority-owned subsidiary that we may form and that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis.

We intend to treat as “qualifying real estate interests,” interests in real estate mortgage loans that are fully secured by real estate, certain subordinated or mezzanine loans, and certain B-Notes. Commercial real estate-related debt securities, including CMBS, CDOs and REIT senior unsecured debt, subordinated debt, or other preferred securities, will typically be treated as “real estate-related assets.”

On August 31, 2011, the SEC published a concept release entitled “Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments” (Investment Company Act Rel. No. 29778). The release notes that the SEC is reviewing the Section 3(c)(5)(C) exclusion relied upon by companies similar to the Company that invest in mortgage loans. We cannot assure you that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations as a result of such review. To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon our exclusion from the need to register under the Investment Company Act, we may be required to adjust our strategy accordingly, and such adjustment could have a material adverse effect upon us. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy that we have chosen.

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We anticipate that the Company will directly, or through one or more wholly owned subsidiaries, hold real estate and real estate-related assets described in this offering circular. It is possible that the Company also may own such assets through minority-owned joint venture subsidiaries.

We intend to originate, make, invest in and manage a diversified portfolio of single-family, multi-family, and other commercial real estate loans, including senior mortgage loans and subordinated mortgage loans (B-Notes), mezzanine loans, and participations in such loans and investments in commercial real estate. We may also invest in commercial real estate-related debt securities, including CMBS, CDOs and REIT senior and junior debt, and certain REIT preferred equity securities, and other real estate- related assets.

In addition, we believe that neither the Company nor any subsidiaries we may establish will be considered an investment company under Section 3(a) (1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company will be primarily engaged in non-investment company businesses related to real estate. Consequently, we expect to be able to conduct our operations such that the Company and our subsidiaries will not be required to register as an investment company under the Investment Company Act.

The determination of whether an entity is a majority-owned subsidiary of the Company will be made by us. The Investment Company Act defines a majority-owned subsidiary as an entity where 50% or more of the outstanding voting securities are owned by the parent, or by another company which is itself a majority-owned subsidiary. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We will treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. We also will treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (which we refer to as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We will rely upon the advice and counsel of outside legal and accounting advisors in making such determinations, and based upon the substance and form of the organizational structure. The determination of whether an entity is a majority-owned subsidiary of the Company will be made by us, and we will not ask the SEC staff for concurrence of our analysis, our treatment of such interests as voting securities, or whether any Controlled Subsidiary, or any other of our subsidiaries, should be treated in the manner in which we intend. It is possible that the SEC staff could disagree with any of our determinations, which would require us to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on the Company.

The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have a material adverse effect on our financial condition, results of operations, or ability to continue as a going concern.

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Critical Accounting Policies

Below is a general discussion of the accounting policies that management believes will be critical once the Company commences operations. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management assumptions and judgments, or require estimates about matters that are inherently uncertain and difficult to estimate. These judgments will affect the reported values of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Valuation of Financial Instruments

Proper valuation of financial instruments is an essential component of our financial control process and the preparation of our financial statements. ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between marketplace participants at the measurement date.

We plan to categorize our financial instruments, based on the priority of the inputs to the valuation technique, into a three level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the condensed consolidated balance sheets will be categorized based on the inputs to the valuation techniques as follows:

•	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).
•	Financial assets and liabilities whose values are based on the following:
o	quoted prices for similar assets or liabilities in active markets (for example, restricted stock);
o	quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);
o	pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and
o	pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans).
•	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, commercial mortgage-backed securities, and long-dated or complex derivatives including certain foreign exchange options and long dated options on gas and power).

The fair values of our financial instruments will be based on observable market prices when available. Such prices will be based on the last sales price on the date of determination, or, if no sales occurred on such day, at the “bid” price at the close of business on such day and if sold short at the “asked” price at the close of business on such day. Interest rate swap contracts will be valued based on market rates or prices obtained from recognized financial data service providers. Generally, these prices will be provided by a recognized financial data service provider.

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Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We will determine the fair value of financial assets and financial liabilities for which the ASC 825 election is made pursuant to the guidance in ASC 820.

Available for Sale Securities

We will determine the appropriate classification of our investments in securities at the time of purchase and reevaluate such determination at each balance sheet date in accordance with ASC 320 “Accounting for Certain Investments in Debt and Equity Securities” (“ASC 320”). Securities for which we will not have the intent or the ability to hold to maturity will be classified as available for sale securities. We will determine the fair value of our available for sale securities pursuant to the guidance in ASC 820.

Revenue Recognition

We will recognize interest income from our real estate debt investments on an accrual basis over the life of the investment using the effective interest method. We will recognize fees, discounts, premiums, anticipated exit fees and direct cost over the term of the loan as an adjustment to the yield. We will recognize fees on commitments that expire unused at expiration. We will recognize interest income from available for sale securities on an accrual basis over the life of the investment on a yield-to-maturity basis.

Credit Losses, Impairment and Allowance for Doubtful Accounts

We will assess whether unrealized losses on any change in fair value on our available for sale securities reflect a decline in value which is other than temporary in accordance with EITF 03-1 “The Meaning of Other than Temporary Impairment and its Application to Certain Investments.” If it is determined the decline in value is other than temporary, the impaired securities will be written down through earnings to their fair values. Significant judgment of the Manager is required in this analysis, which includes, but is not limited to, making assumptions regarding the collectability of the principal and interest, net of related expenses, on the underlying loans.

We will establish allowances for real estate debt investment losses based upon a periodic review of the loan investments. Income recognition will generally be suspended for the investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of the Manager, a full recovery of income and principal becomes doubtful. Income recognition will be resumed when the suspended investment becomes contractually current and performance is demonstrated to be resumed. In performing this review, the Manager will consider the estimated net recoverable value of the investment as well as other factors, including the fair market value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the economic situation of the region where the borrower does business. Because this determination will be based upon projections of future economic events, which are inherently subjective, the amounts ultimately realized from the investments may differ materially from the carrying value at the balance sheet date.

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PRIOR PERFORMANCE SUMMARY

We are a recently formed company and have no operating history. As a result, we do not have any prior performance or experience.

The information presented in this section represents the experience of a real estate program sponsored by our Sponsor, which we refer to as the “Prior Program” (defined below). Investors in our common shares should not assume that they will experience returns, if any, comparable to those experienced by investors in our Sponsor’s affiliated Prior Program. Investors who purchase our common shares will not acquire any ownership interest in any of the entities to which the following information relates.

The returns to our shareholders will depend in part on the mix of assets in which we invest, the stage of investment and our place in the capital structure for our investments. As our portfolio may not mirror the portfolio of our Sponsor’s affiliated Prior Program in any of these respects, the returns to our shareholders may vary from those generated by our Sponsor’s affiliated Prior Program. The Prior Program was conducted through privately-held entities that were not subject to the fees and expenses associated with this offering or many of the laws and regulations to which we will be subject. In addition, our Sponsor is a self-managed, privately-held company with an indefinite duration. As a result, you should not assume the past performance of our Sponsor or the Prior Program described below will be indicative of our future performance.

Overview of Our Sponsor

Our Sponsor is a privately-held company that operates as a real estate investment and lending platform. Our Sponsor was formed in January 2014 to create technology applications for broker-dealers, banks, fund managers, funding platforms, and private issuers who wish to access private investment markets. Our Sponsor used this technology to create its own marketplace lending platform, REITless.com. Through wholly owned subsidiaries, our Sponsor began making hard money loans to real estate investors to facilitate the rehabilitation of single family properties. The subsidiaries would then allow investors to participate in the loans through Project Dependent Notes (defined below).

For purposes of this prior performance summary, our sponsor views its prior program as investment opportunities originated by our Sponsor for which it or its affiliates serve as the issuer (the “Prior Program”).

Our Sponsor’s Prior Program

Overview

As of August 31, 2018, our sponsor has originated 12 real estate loans with aggregate purchase prices of approximately $1.6 million. All but $191,459 of the $1.6 million aggregate real estate purchase prices consisted of single-family residences. The remainder consisted of commercial real estate.

11 of the assets originated by the Sponsor have been repaid, totaling $1,503,910 in principal repayments. As of August 31, 2018, none of the loans originated by the Sponsor have experienced any losses or delinquencies. 3 borrowers elected to extend the original term of their loans as permitted by their loan documents.

Our Sponsor and its affiliates were responsible for origination, due diligence, structuring, closing, acquiring, and servicing all loans made. As of August 31, 2018, the loans were diversified across California, Colorado and Utah. Interest rates on the loans ranged from 12-14%.

Factors Differentiating Us from the Prior Program

While our investment objectives are similar to those of the Prior Program, the risk profile and investment strategy of the Prior Program differs from ours. Each of the 3 issuers affiliated with our Sponsor within the Prior Program issued Project Dependent Notes. With respect to each issuer, our Sponsor originated loans that were either collateralized or backed by real estate assets and then offered investors the opportunity to invest in the economic performance of these real estate assets through the issuance of derivative debt that is wholly dependent upon the performance of such individual real estate asset. Our Sponsor refers to these derivative debt instruments as “Project Dependent Notes”. We expect to acquire an asset portfolio similar to that of the Prior Program, however we intend to take advantage of modest leverage to potentially enhance estimated risk-adjusted returns relative to the Prior Program portfolio. Furthermore, the Prior Program offered identified single or multiple asset investment opportunities, whereas we are structured to be a diversified pool of multiple assets that will not be identified in advance. Unlike the Prior Program, shareholders will not have the ability to select their own investments, and instead our Manager will select assets based on our investment criteria.

Additional Information

Please see the tables under “Prior Performance Tables” in Appendix B to this offering circular for more information regarding our Sponsor’s prior performance.

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DESCRIPTION OF OUR COMMON SHARES

The following descriptions of our common shares, certain provisions of Delaware law and certain provisions of our certificate of formation and operating agreement, which will be in effect upon consummation of this offering, are summaries and are qualified by reference to Delaware law, our certificate of formation and our operating agreement, copies of which are filed as exhibits to the offering statement of which this offering circular is a part. See “Where You Can Find More Information.”

General

The Company is a Delaware limited liability company organized on March 6, 2018 under the Delaware Limited Liability Company Act, or Delaware LLC Act, issuing limited liability company interests. The limited liability company interests in the Company will be denominated in common shares of limited liability company interests (“common shares”) and, if created in the future, preferred shares of limited liability company interests (“preferred shares”). Our operating agreement provides that we may issue an unlimited number of common shares with the approval of the Manager and without shareholder approval.

All of the common shares offered by this offering circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the common shares, as determined by the Manager, the holders of such shares will not be liable to us to make any additional capital contributions with respect to such shares (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the Delaware LLC Act). Holders of common shares have no conversion, exchange, sinking fund or appraisal rights, no pre-emptive rights to subscribe for any securities of the Company and no preferential rights to distributions. However, holders of our common shares will be eligible to participate in our quarterly redemption plan, as described below in “—Quarterly Redemption Plan.”

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2018, which may be extended by our board of directors until the taxable year ending December 31, 2019.

Distributions

We expect that our Manager will declare distributions with a weekly record date, and pay distributions quarterly in arrears commencing in the first full quarter after the quarter in which we make our first investment. Therefore, new investors will be entitled to distributions immediately upon the purchase of their shares. Shareholders will be entitled to declared distributions on each of their shares from the time the shares are issued to the shareholder until the redemption date as described below in “—Quarterly Redemption Plan.”

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. Generally, income distributed will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income each year (computed without regard to the dividends paid deduction and our net capital gain). Distributions will be authorized at the discretion of the Manager, in accordance with our earnings, present and reasonably projected future cash flows and general financial condition. Our Manager’s discretion will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements and to avoid U.S. federal income and excise taxes on retained income and gains.

We are not prohibited from distributing our own securities in lieu of making cash distributions to shareholders. Our operating agreement also gives the Manager the right to distribute asset other than cash. The receipt of our securities or assets in lieu of cash distributions may cause shareholders to incur transaction expenses in liquidating the securities or assets. We do not have any current intention to list our common shares on a stock exchange or other trading market, nor is it expected that a public market for the common shares will develop over the near term. We also do not anticipate that we will distribute other assets in kind (other than in the context of a roll up transaction).

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Although our goal is to fund the payment of distributions solely from cash flow from operations, we may pay distributions from other sources, including the net proceeds of this offering, cash advances by the Manager or an affiliate of the Manager or the Company, cash resulting from a waiver of fees or reimbursements due to the Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources. If we fund distributions from financings or the net proceeds from this offering, we will have less funds available for investment in real estate loans, real estate-related securities and other investments. We expect that our cash flow from operations available for distribution will be lower in the initial stages of this offering until we have raised significant capital and made substantial investments. Further, because we may receive income at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund expenses, we expect that during the early stages of our operations and from time to time thereafter, we may declare distributions in anticipation of cash flow that we expect to receive during a later period and these distributions would be paid in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings, our offering proceeds or other sources to fund our distributions. Additionally, we will make certain payments to the Manager and dealer manager for services provided to us. See “Management Compensation.” Such payments will reduce the amount of cash available for distributions. Finally, payments to fulfill redemption requests under our redemption plan will also reduce funds available for distribution to remaining shareholders.

Our distributions will constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Voting Rights

Our common shareholders will have voting rights only with respect to certain matters, as described below. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of common shareholders until the redemption date as described below in “—Quarterly Redemption Plan.” Generally, matters to be voted on by our shareholders must be approved by either a majority or supermajority, as the case may be, of the votes cast by all common shares present in person or represented by proxy. If any such vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

The following circumstances will require the approval of holders representing a majority or supermajority, as the case may be, of the common shares:

•	any amendment to our operating agreement that would adversely change the rights of the common shares (majority of affected class/series);
•	removal of the Manager as the manager of the Company for “cause” as described under “Management—Term and Removal of the Manager” (two-thirds); and
•	all such other matters as the Manager, in its sole discretion, determines will require the approval of shareholders, or as otherwise required by law.

General Procedures

Public Announcements; Notices. In the case of specified dispositions or a redemption, we will publicly announce or otherwise provide specified information to holders of common shares.

Meetings. Our operating agreement provides that special meetings of shareholders may only be called by the Manager. There will be no annual or regular periodic meetings of the members.

Fractional Shares. Our Manager will not have to issue or deliver any fractional shares to any holder of common shares upon any redemption or distribution under the provisions described under “—Redemptions.” Instead of issuing fractional shares, we will pay cash for the fractional share in an amount equal to the fair market value of the fractional share, without interest.

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Adjustments for Distributions. Upon the redemption of any common shares, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the date of redemption. If a redemption date with respect to common shares comes after the record date for the payment of a distribution to be paid on those shares but before the payment or distribution, the registered holders of those shares at the close of business on such record date will be entitled to receive the distribution on the payment date, notwithstanding the redemption of those shares or our default in payment of the distribution.

Payment of Taxes. If any person exchanging a certificate representing common shares wants us to issue a certificate in a different name than the registered name on the old certificate, that person must pay any transfer or other taxes required by reason of the issuance of the certificate in another name or establish, to the satisfaction of us or our agent, that the tax has been paid or is not applicable.

Liquidation Rights

In the event of a liquidation, termination or winding up of the Company, whether voluntary or involuntary, we will first pay or provide for payment of our debts and other liabilities, including the liquidation preferences of any class of preferred shares. Thereafter, holders of our common shares will share in our funds remaining for distribution pro rata in accordance with their respective interests in the Company.

Preferred Shares

Section 215(e) of the Delaware LLC Act also specifically authorizes the creation of ownership interests of different classes of limited liability company interests, having such relative rights, powers and duties as the limited liability company agreement may provide, and may make provision for the future creation in the manner provided in the limited liability company agreement of additional classes of membership interests. In accordance with this provision, our operating agreement provides that the Manager is authorized to provide for the issuance from time to time of an unlimited amount of one or more classes or series of preferred shares of limited liability company interests (“preferred shares”). Unless otherwise required by law or by any stock exchange, if applicable, any such authorized preferred shares will be available for issuance without further action by our common shareholders. Our Manager is authorized to fix the number of preferred shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series and without shareholder approval. As of the date of this offering circular, no preferred shares are outstanding and we have no current plans to issue any preferred shares.

We could issue a class or series of preferred shares that could, depending on the terms of the class or series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of holders of common shares might believe to be in their best interests or in which holders of common shares might receive a premium for their common shares.

Transfer Agent and Registrar

The Manager has engaged Computershare Inc. to act as our transfer agent.

Operating Agreement

Non-Member Manager

Our operating agreement designates North Capital, Inc., an affiliate of the Sponsor, as our non-member manager. Our Manager will generally not be entitled to vote on matters submitted to our shareholders, although its approval will be required with respect to certain amendments to the operating agreement that would adversely affect its rights. Our Manager will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as the Manager.

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Organization and Duration

We were formed on March 6, 2018, as REITless Impact Income Strategies LLC, a Delaware limited liability company, and will remain in existence until dissolved in accordance with our operating agreement.

Purpose

Under our operating agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreement relating to such business activity; provided, however, that, the Manager may only revoke or otherwise terminate our REIT election, without approval of our shareholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

Agreement to be Bound by our Operating Agreement; Power of Attorney

By purchasing a common share, you will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, our operating agreement. Pursuant to this agreement, each shareholder and each person who acquires a common share from a shareholder grants to the Manager a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, our operating agreement.

Limited Liability and Indemnification of the Manager and Others

Subject to certain limitations, our operating agreement limits the liability of the Manager, its officers and directors, our Sponsor and our Sponsor’s shareholders and affiliates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to the Manager, its officers and directors, our Sponsor and our Sponsor’s shareholders and affiliates.

Our operating agreement provides that to the fullest extent permitted by applicable law the Manager, its officers and directors, our Sponsor and our Sponsor’s shareholders and affiliates will not be liable to us. In addition, pursuant to our operating agreement, we have agreed to indemnify the Manager, its officers and directors, our Sponsor and our Sponsor’s shareholders and affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the manager or one of the Manager’s directors or officers.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Amendment of Our Operating Agreement; Exclusive Authority of the Manager to Amend our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of the Manager. Our Manager will not be required to seek approval of the shareholders to adopt or approve any amendment to our operating agreement, except to the extent that such amendment would limit the rights of the holders of any class or series of shares or would otherwise have an adverse effect on such holders. In such a case, the proposed amendment must be approved in writing by holders representing a majority of the class or series of shares so affected.

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Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve upon: (1) the election of the Manager to dissolve us; (2) the sale, exchange or other disposition of all or substantially all of our assets; (3) the entry of a decree of judicial dissolution of the Company; or (4) at any time that we no longer have any shareholders, unless our business is continued in accordance with the Delaware LLC Act.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP. For financial reporting purposes and U.S. federal income tax purposes, our fiscal year and our tax year are the calendar year.

Determinations by the Manager

Any determinations made by the Manager under any provision described in our operating agreement will be final and binding on our shareholders, except as may otherwise be required by law.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, shares of the Company must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See “U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT.”

To assist us in qualifying as a REIT, our operating agreement, subject to certain exceptions, contains restrictions on the number and value of our common shares and the number and value of shares of the Company that a person may own. Our operating agreement provides that generally no person may own, or be deemed to own by virtue of certain attribution provisions of the Code, either more than 9.8% in value or in number of our common shares, whichever is more restrictive, or more than 9.8% in value or in number of our shares, whichever is more restrictive. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of our shares, whichever is more restrictive. We refer to these limits collectively as the “ownership limit.” An individual or entity that becomes subject to the ownership limit or any of the other restrictions on ownership and transfer of the shares of the Company described below is referred to as a “prohibited owner” if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial owner or, if appropriate, a record owner of shares.

The applicable constructive ownership rules under the Code are complex and may cause the Company’s shares owned actually or constructively by a group of individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% by value or number of our common shares, whichever is more restrictive, or 9.8% by value or number of our shares, whichever is more restrictive, (or the acquisition of an interest in an entity that owns, actually or constructively, the Company’s shares by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit.

Our Manager may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular shareholder if the shareholder’s ownership in excess of the ownership limit would not result in the Company being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in the Company failing to qualify as a REIT. As a condition of its waiver or grant of excepted holder limit, the Manager may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to the Manager in order to determine or ensure the Company’s qualification as a REIT. In addition, the Manager will reject any investor’s subscription in whole or in part if it determines that such subscription would violate such ownership limits.

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In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, the Manager may from time to time increase or decrease the ownership limit for all other individuals and entities unless, after giving effect to such increase, five or fewer individuals could beneficially or constructively own in the aggregate, more than 49.9% in value of the shares then outstanding of the Company or the Company would otherwise fail to qualify as a REIT. Prior to the modification of the ownership limit, the Manager may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common shares or shares of the Company, as applicable, is in excess of such decreased ownership limit until such time as such individual’s or entity’s percentage ownership of our common shares or shares of the Company, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of our common shares or shares of the Company, as applicable, in excess of such percentage ownership of our common shares or shares of the Company will be in violation of the ownership limit.

Our operating agreement further prohibits:

•	any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of the Company that would result in the Company being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and
•	any person from transferring the Company’s shares if such transfer would result in the Company’s shares being owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of the Company’s shares that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of our shares, or who would have owned the Company’s shares transferred to a trust as described below, must immediately give us written notice of the event, or in the case of an attempted or proposed transaction, must give at least 15 days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on ownership and transfer of the Company’s shares will not apply if the Manager determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on ownership and transfer of the Company’s shares as described above is no longer required in order for us to qualify as a REIT.

If any transfer of the Company’s shares would result in the Company’s shares being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of the Company’s shares or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by the Manager or in the Company being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or the Company being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then our operating agreement provides that the transfer of the shares will be null and void.

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Shares of the Company transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported NAV value for our common shares on the day of the event which resulted in the transfer of such shares to the trust) and (2) the last reported NAV value of our common shares on the date we accept, or our designee accepts, such offer (or $10.00 if no NAV has been reported). We may reduce the amount payable by the amount of any dividend or other distribution that we have paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above, and we may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such shares will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, as soon as practicable after receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of shares of the Company. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported NAV value for our common shares on the day of the event which resulted in the transfer of such shares to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust, together with any dividends or other distributions thereon. In addition, if, prior to discovery by us that the Company’s shares have been transferred to a trust, such shares are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that the Company’s shares have been transferred to the trust will be paid by the recipient to the trustee upon demand.

Subject to Delaware law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and
•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible company action, then the trustee may not rescind and recast the vote.

In addition, if the Manager determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of our shares, the Manager may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem our shares, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

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Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our shares, within 30 days after the end of each taxable year, must give us written notice, stating the shareholder’s name and address, the number of shares of each class of the Company that the shareholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the shareholder’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit. In addition, each shareholder must provide to us in writing such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing the Company’s shares will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common shares or otherwise be in the best interest of the holders of the common shares.

Personal Conduct Repurchase Right

Our operating agreement provides that we may elect to repurchase, at a price equal to $10.00 per share until November 2, 2019, and equal to the NAV per share value thereafter, all of the common shares held by an investor in the event that such investor fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon us, as determined by the Manager in its sole and absolute discretion. The purchase price will be payable to the investor in a single payment, with the payment becoming due fifteen (15) business days following the date on which we provide notice to the investor of our decision to repurchase the common shares.

Prospect of roll-up/Public Listing

The Manager may determine that it is in the best interest of the Company to (i) contribute to, or convert the company into, an alternative vehicle, through consolidation, merger or other similar transaction with other companies, some of which may be managed by the Manager or its affiliates (a “Roll-Up”) or (ii) list the Company’s shares (or shares of the Roll-Up vehicle) on a national securities exchange. In connection with a Roll-Up, shareholders may receive from the Roll-Up vehicle cash, stock, securities or other interests or assets of such vehicle, on such terms as the Manager deems fair and reasonable, provided, however, that the Manager will be required to obtain approval of shareholders holding a majority of the outstanding common shares if required by applicable laws or regulations.

Anti-Takeover Effects of Our Operating Agreement and Delaware Law

The following is a summary of certain provisions of our operating agreement and Delaware law that may be deemed to have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of the Company. These provisions include the following:

Authorized but Unissued Shares

Our operating agreement authorizes us to issue additional common shares or other securities of the Company for the consideration and on the terms and conditions established by the Manager without the approval of our shareholders. In particular, the Manager is authorized to provide for the issuance of an unlimited amount of one or more classes or series of shares of the Company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series. Our ability to issue additional shares and other securities could render more difficult or discourage an attempt to obtain control over us by means of a tender offer, merger or otherwise.

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Delaware Business Combination Statute—Section 203

We are a limited liability company organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control. Section 203 of the DGCL, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our operating agreement does not currently elect to have Section 203 of the DGCL apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting shares. Our Manager may elect to amend our operating agreement at any time to have Section 203 apply to us.

Valuation Policies

If the Company acquires commercial real estate, we expect to engage an independent valuation expert with expertise in appraising commercial real estate investments to provide annual valuations of certain commercial real estate assets and investments of the Company, including related liabilities, to be set forth in reports of the underlying real estate, and to adjust those valuations for events known to the independent valuation expert that it believes are likely to have a material impact on previously provided estimates of the value of the affected commercial real estate assets and investments and related liabilities. Our real estate assets will consist primarily of a diversified portfolio of commercial real estate loans, commercial real estate and other real estate-related assets where the underlying collateral will typically be commercial real estate or security interests therein. Our commercial real estate- related liabilities will consist primarily of loans and participation interests, as described in “Plan of Operations—Related Party Loans and Warehousing of Assets.”. In addition, our assets will include liquid assets and securities classified as held to maturity, which will not be valued by our independent valuation expert, and cash and cash equivalents. Our Manager will be responsible for ensuring that the independent valuation expert discharges its responsibilities in accordance with our valuation guidelines, and will periodically receive and review such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility.

At the end of each fiscal quarter, beginning November 2, 2019, our internal accountants will calculate our NAV per share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities provided periodically by our independent valuation expert in reports of the underlying real estate, as they may be updated upon certain material events described below, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our quarterly or other periodic distributions, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees. The independent valuation expert will not be responsible for, or prepare, our quarterly NAV per share. If a material event occurs between scheduled annual valuations that the Manager believes may materially affect the value of any of our commercial real estate assets and investments, including related liabilities, the Manager anticipates informing the independent valuation expert so that, if appropriate, the independent valuation expert can adjust the most recent valuations provided in the applicable report, if any, to account for the estimated impact. Our internal accountants will determine our NAV per share by dividing our NAV in such fiscal quarter by the number of our common shares outstanding as of the end of such fiscal quarter, prior to giving effect to any share purchases or redemptions to be effected for such fiscal quarter.

Our goal is to provide a reasonable estimate of the net asset value of the Company’s shares on no less than a quarterly basis. However, the majority of our assets will consist of illiquid investments for which transparent pricing does not exist, such as commercial real estate loans and other real estate related investment. As with any commercial real estate valuation protocol, the conclusions reached by our independent valuation expert will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable or, based on GAAP rules, do not allow an adjustment to the value of a particular asset. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for the Company’s shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable and will update the NAV information provided on our website.

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Impact Assessment

Quantifying the social and environmental impact of investments made by the Company is inherently subjective, because there is no market benchmark and generally no directly comparable investments that can be used for comparative analysis. The Company will produce a quarterly report that describes all of its investments during the quarter, along with the qualitative impact on the communities where they have been made. The Company may, in its sole discretion, engage outside advisors or consultants to report upon the impact of the Company’s investments. The report will be publicly available on the public REITless Platform, www.reitless.com, and will be distributed to shareholders of record.

Quarterly NAV Share Price Adjustments

Our Manager set our initial offering price at $10.00 per share, which will continue to be the purchase price of the Company’s shares until the date that is one year from the date on which the Offering Statement of which this Offering Circular forms a part is qualified by the SEC. Thereafter, the per share purchase price in this offering will be adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will be equal to the greater of (i) $10.00 per share or (ii) our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter, in each case prior to giving effect to any share purchases or redemptions to be effected on such day. For example, during the fiscal quarter October 1 through December 31, 2019, the purchase price of shares will equal the Net Asset Value per share calculated as of the close of business on September 30, 2019, prior to giving effect to any share purchases or redemptions to be effected on September 30, 2019.

Beginning after the date that is one year from the date on which the Offering Statement of which this Offering Circular forms a part is qualified by the SEC, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per share that will be applicable for such fiscal quarter, which we refer to as the pricing supplement. We will also post that fiscal quarter’s NAV on the public REITless Platform, www.reitless.com. The REITless Platform will also contain this offering circular, including any supplements and amendments. As long as this offering continues, we will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV. We will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV. While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable and will update the NAV information provided on our website. We will also use that updated NAV per share as the offering price for new shares for the remainder of that fiscal quarter.

Any subscriptions that we receive prior to the end of a fiscal quarter will be executed at a price equal to our NAV per share applicable to such fiscal quarter. Thus, even if settlement occurs in the following quarter, the purchase price for the shares will be the price in effect at the time the subscription was received.

Quarterly Redemption Plan

While shareholders should view this investment as long-term, with poor liquidity, we have adopted a redemption plan whereby, on a quarterly basis, an investor may have the opportunity to obtain liquidity. The Manager has designed our redemption plan with a view towards providing investors with an initial period during which to decide whether a long-term investment in the Company is appropriate for their portfolio. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is in the best interest of all shareholders to provide the opportunity for limited quarterly liquidity in the event a shareholder needs it, by offering a discounted redemption price prior to year 5. The difference between the NAV and the discounted value would accrue to shareholders who have not requested redemption. Neither the Manager nor our Sponsor receives any economic benefit as a result of the discounted redemption price through year 5.

Pursuant to our redemption plan, shareholders may request that we redeem at least 10% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

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For the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Preliminary Investment Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by

(i)	the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and
(ii)	the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request.

In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

Beginning with the first day of the second quarter following the settlement of the common shares subject to the redemption request (the “Regular Investment Period”), the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain aggregate liquidity limitations, which may vary depending on the underlying liquidity of the real estate assets held by us. During the Regular Investment Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price)(1)
Less than 90 days (Preliminary Investment Period)	100	%(2)(3)
90 days until 3 years	97.0	%(4)
3 years to 4 years	98.0	%(5)
4 years to 5 years	99.0	%(6)
More than 5 years	100.0	%(7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Preliminary Investment Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Preliminary Investment Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

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The following is a brief comparison of our redemption plan during the Preliminary Investment Period (up to 90 days after settlement) and the Regular Investment Period (90 days or more after settlement), which is qualified in its entirety by the disclosure contained in this offering circular.

SUMMARY OF REDEMPTION PLAN
	Preliminary Investment Period	Regular Investment Period
Duration	First 89 days after settlement	90+ days after settlement
Redemption Price	100% of purchase price less distributions paid and distributions declared and to be paid less third-party costs	97-100% of NAV depending on hold time (no reduction for distributions) less third- party costs
Timing to submit request	At least 15 days prior to the end of each quarter (but no event more than 90 days after the date of settlement)	At least 15 days prior to the end of each quarter
Last Date to Withdraw Request	Up to five (5) business days prior to the end of the calendar quarter	Up to five (5) business days prior to the end of the calendar quarter
Date of Redemption Payment	14 days (unless exigent circumstances exist in which case within 21 days) of the end of each quarter	14 days (unless exigent circumstances exist in which case within 21 days) of the end of each quarter
Frequency	Quarterly	Quarterly
Minimum Amount of Shares Redeemed	10% of shareholder’s shares	10% of shareholder’s shares
Maximum Amount of Shares Redeemed	No Limit	No Limit

Because our NAV per share will be calculated at the end of each quarter beginning on November 2, 2019, the redemption price for shares held ninety (90) days or longer may change between the date we receive the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

We have the right to monitor the trading patterns of shareholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for our common shares. However, in the event a secondary market for the Company’s shares develops, we will terminate our redemption plan.

Redemption of our common shares will be made quarterly upon written request to us at least 15 days prior to the end of the applicable calendar quarter; provided, however, written requests for common shares to be redeemed during the Preliminary Investment Period must be delivered to the Manager prior to the end of such common shares’ Preliminary Investment Period and at least 10 business days prior to the end of the applicable quarter (e.g., if an investment in common shares settled on March 30, 2019, a redemption request for June 30, 2019 must be delivered to the Manager no later than June 16, 2019). The Manager intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to endeavor to remit the redemption proceeds within 10 business days of the end of such quarter; although payment of the redemption price may be delayed until 31 calendar days after the end of such quarter, due to exigent circumstances, including, without limitation, (1) our borrower(s), partners, or vendors fail to provide adequate information regarding the Company’s investments within a time frame that allows us to perform our NAV calculation, which in turn would prevent us from determining redemption prices applicable to the shares being redeemed ; (2) macro-economic crises or micro-level events, such as damage to a property that could impair one or more of our investments, that may affect our ability to make redemptions or determine NAV; and (3) our payment processing provider chooses to discontinue service or has technical outages that prevent us from processing share redemptions in a timely manner. Shareholders may withdraw their redemption request at any time up to five (5) business days prior to the end of the calendar quarter in which the redemption request was submitted.

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We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any calendar quarter. In the event the Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted in any given calendar quarter, such pending requests will be honored on a pro rata basis. In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each shareholder. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning those common shares that have been continuously held for the shortest amount of time will be redeemed first. We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request, which may affect whether the request is considered in the “Preliminary Investment Period” or “Regular Investment Period.”

In addition, if we redeem less than all of the shares subject to a redemption request in any applicable period, with respect to any unredeemed shares, you can: (i) withdraw your request for redemption; or (ii) ask that we honor your request in a future redemption period, if any, when such redemptions can be made pursuant to the limitations of the redemption plan when sufficient funds are available. Such pending requests will be honored, together with new requests, on a pro rata basis.

In accordance with the SEC’s current guidance on redemption plans contained in T-REIT Inc. (June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Dec. 3, 2003), we are prohibited from redeeming more than 5.0% of the weighted average number of common shares outstanding during the prior calendar year. Accordingly, we presently intend to limit the number of shares to be redeemed during any calendar quarter to 1.25% of the common shares outstanding, with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate loans of varying terms and maturities, the Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold, but in no event will we redeem more than 5.0% during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

There is no fee in connection with a redemption of our common shares, and the discount applied to the redemption price is for the sole benefit of shareholders who remain as shareholders of the Company, and does not provide any economic benefit to the Manager or Sponsor; however, a shareholder requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and/or our non-redeeming shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

For more information about our redemption plan or to submit a redemption request, please contact us by email at info@reitless.com.

Reports to Shareholders

Our operating agreement requires that we prepare an annual report and deliver it to our common shareholders within 120 days after the end of each fiscal year. Our Manager is required to take reasonable steps to ensure that the annual report complies with our operating agreement provisions and with applicable securities laws.

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Under the Securities Act, we must update this offering circular upon the occurrence of certain events, such as asset acquisitions. We will file updated offering circulars and offering circular supplements with the SEC. We are also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. In addition, we will provide you directly with periodic updates, including offering circulars, offering circular supplements, quarterly pricing supplements, quarterly information statements and other information.

We will provide such periodic updates electronically through the REITless Platform website at www.reitless.com, and documents will be provided electronically. You may access and print all periodic updates provided through our website. As periodic updates become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the periodic updates. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. We will provide you with paper copies at any time upon request. The contents of the REITless Platform website are not incorporated by reference in or otherwise a part of this offering circular.

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U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our common shares. For purposes of this section, references to “we,” “us” or “the Company” means only REITless Impact Income Strategies LLC and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that the operation of the Company, and of any subsidiaries and other lower-tier affiliated entities, will be in accordance with its applicable organizational documents and as described in this offering circular. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular shareholder in light of its investment or tax circumstances or to shareholders subject to special tax rules, such as:

•	U.S. expatriates;
•	persons who mark-to-market our common shares;
•	subchapter S corporations;
•	U.S. shareholders who are U.S. persons (as defined below) whose functional currency is not the U.S. dollar;
•	financial institutions;
•	insurance companies;
•	broker-dealers;
•	REITs;
•	regulated investment companies;
•	trusts and estates;
•	holders who receive our common shares through the exercise of employee stock options or otherwise as compensation;
•	persons holding our common shares as part of a “straddle,” “hedge,” “short sale,” “conversion transaction,” “synthetic security” or other integrated investment;
•	persons subject to the alternative minimum tax provisions of the Code;
•	persons holding our common shares through a partnership or similar pass-through entity;
•	persons holding a 10% or more (by vote or value) beneficial interest in the Company;
•	tax exempt organizations, except to the extent discussed below in “—Taxation of The Company—Taxation of Tax Exempt U.S. Shareholders;” and
•	non-U.S. persons (as defined below), except to the extent discussed below in “—Taxation of The Company— Taxation of Non-U.S. Shareholders.”

This summary assumes that shareholders will hold our common shares as capital assets, within the meaning of Section 1221 of the Code, which generally means as property held for investment.

For the purposes of this summary, a U.S. person is a beneficial owner of our common shares who for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;
•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For the purposes of this summary, a U.S. shareholder is a beneficial owner of our common shares who is a U.S. person. A tax-exempt organization is a U.S. person that is exempt from U.S. federal income tax under Section 401(a) or 501(a) of the Code. For the purposes of this summary, a non-U.S. person is a nonresident alien individual or an entity treated as a foreign corporation, estate or trust for U.S. federal income tax purposes, and a non-U.S. shareholder is a beneficial owner of our common shares who is a non-U.S. person. The term “corporation” includes any entity treated as a corporation for U.S. federal income tax purposes, and the term “partnership” includes any entity treated as a partnership for U.S. federal income tax purposes.

The information in this section is based on the current Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law, possibly with retroactive effect. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion that do not bind the IRS or the courts and that a court could agree with the IRS.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR COMMON SHARES TO ANY PARTICULAR SHAREHOLDER WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON SHARES.

Taxation of the Company

We intend to elect to be taxed as a REIT under the Code, commencing with the taxable year ending December 31, 2018, which may be extended by our board of directors until the taxable year ending December 31, 2019. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to its shareholders if it meets the applicable REIT distribution and other requirements for qualification. We believe that we have been organized, owned and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed ownership, organization and method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. However, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or applicable law, we cannot assure you that we will so qualify for any particular year or that the IRS will not challenge our conclusions with respect to our satisfaction of the REIT requirements.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code, discussed below. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, which we may not control. Our ability to qualify as a REIT also requires that we satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by us or which serve as security for loans made by us. Such values may not be susceptible to a precise determination. Accordingly, we cannot assure you that the actual results of our operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

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Taxation of REITs in General

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that results generally from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the shareholder level, upon a distribution of dividends by the REIT.

Even if we qualify for taxation as a REIT, we will be subject to U.S. federal income taxation as follows:

•	We will be taxed at regular U.S. federal corporate rates on any undistributed income, including undistributed cashless income such as accrued but unpaid interest.
•	We may be subject to the “alternative minimum tax” on our items of tax preference, if any.
•	If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.
•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” we may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (2) treating any income from such property as non-qualifying for purposes of the REIT gross income tests discussed below, provided however, that the gain from the sale of the property or net income from the operation of the property that would not otherwise qualify for the 75% income test but for the foreclosure property election will be subject to U.S. federal corporate income tax at the highest applicable rate (currently 21%).
•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.
•	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 21%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.
•	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.
•	If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods (or the required distribution), we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.
•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our shareholders, as described below in “—Requirements for Qualification as a REIT.”
•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and any TRS, and any other TRSs we may own if and to the extent that the IRS successfully adjusts the reported amounts of these items because the reported amounts were not consistent with arm’s length amounts.

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•	If we acquire appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 10-year period following their acquisition from the non-REIT corporation.
•	We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, a shareholder would include its proportionate share of our undistributed long-term capital gain in its income (to the extent we make a timely designation of such gain to the shareholder), would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the shareholder’s basis in our common shares.
•	We may own subsidiaries that will elect to be treated as TRSs and we may hold equity interests in our borrowers or other investments through such TRSs, the earnings of which will be subject to U.S. federal corporate income tax.
•	We will generally be subject to tax on the portion of any excess inclusion income derived from an investment in residual interests in real estate mortgage investment conduits (“REMICs”) or “taxable mortgage pools” to the extent our stock is held in record name by specified tax-exempt organizations not subject to tax on unrelated business tax income (“UBTI”) or non-U.S. sovereign investors.

In addition, we may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and non-U.S. income, franchise property and other taxes.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;
(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;
(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;
(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;
(5)	commencing with its second REIT taxable year, the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;
(6)	in which, commencing with its second REIT taxable year, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” as defined in the Code to include specified entities (the “5/50 Test”);
(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;
(8)	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;
(9)	that uses the calendar year for U.S. federal income tax purposes, and complies with the record-keeping requirements of the Code and the regulations promulgated thereunder; and
(10)	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

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We intend to file a timely election on IRS Form 8832 to be treated as an association taxable as a corporation for U.S. federal income tax purposes with effect from our date of formation. Accordingly, we believe we will satisfy the threshold requirement that we be a corporation, trust or association. For purposes of condition (1), “directors” generally means persons treated as “directors” for purposes of the Investment Company Act, which we believe includes the Manager. Our shares are generally freely transferable, and we believe that the restrictions on ownership and transfers of the Company’s shares do not prevent us from satisfying condition (2). Although we are organized as a limited liability company, for U.S. federal income tax purposes we elected to be classified as a corporation in compliance with condition (3). Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. We believe that the shares sold in this offering will allow us to timely comply with condition (6). However, depending on the number of shareholders who subscribe for shares in this offering and the timing of subscriptions, we may need to conduct an additional offering of preferred shares to timely comply with (5). For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above. To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. Provided we comply with these recordkeeping requirements and that we would not otherwise have reason to believe we fail the 5/50 Test after exercising reasonable diligence, we will be deemed to have satisfied the 5/50 Test. In addition, our operating agreement provides restrictions regarding the ownership and transfer of our shares, which are intended to assist us in satisfying the share ownership requirements described above.

For purposes of condition (7) above, we intend to elect to be treated as a REIT for U.S. federal income tax purposes, in accordance with the applicable regulations, by figuring our income in accordance with the REIT provisions of U.S. federal income tax law on a timely filed IRS Form 1120-REIT for the year 2018.

For purposes of condition (9) above, we will have used and will continue to use a calendar year for U.S. federal income tax purposes, and we intend to continue to comply with the applicable recordkeeping requirements.

Effect of Subsidiary Entities

Ownership of Partnership Interests

In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. For purposes of determining the amount of the REIT’s taxable income that must be distributed, or is subject to tax, the REIT’s share of partnership income is determined under the partnership tax provisions of the Code and will reflect any special allocations of income or loss that are not in proportion to capital interests. Income earned through partnerships retains its character for U.S. federal income tax purposes when allocated among its partners. We intend to obtain covenants from any partnerships in which we invest but do not control to operate in compliance with the REIT requirements, but we may not control any particular partnership into which we invest, and thus no assurance can be given that any such partnerships will not operate in a manner that causes us to fail an income or asset test requirement. In general, partnerships are not subject to U.S. federal income tax. However, under recently enacted rules that take effect for taxable years beginning after December 31, 2017, a partnership in which we invest may be required to pay the hypothetical increase in partner-level taxes resulting from an adjustment of partnership tax items on audit.

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two. Single member limited liability companies or other domestic unincorporated entities that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests unless they elect TRS status. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, we sometimes refer to as “pass-through subsidiaries.”

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In the event that a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to U.S. federal income tax on its taxable income, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our shareholders.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes dividend income when it receives distributions of earnings from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of its TRSs in determining the parent REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries. If dividends are paid to us by one or more domestic TRSs we may own, a portion of the dividends that we distribute to shareholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See “—Taxation of Taxable U.S. Shareholders” and “—Annual Distribution Requirements.”

We may hold any equity interests we receive in our borrowers or certain other investments through one or more TRSs. While we intend to manage the size of our TRSs and dividends from our TRSs in a manner that permits us to qualify as a REIT, it is possible that the equity investments appreciate to the point where our TRSs exceed the thresholds mandated by the REIT rules. In such cases, we could lose our REIT status if we are unable to satisfy certain exceptions for failing to satisfy the REIT income and asset tests. In any event, any earnings attributable to equity interests held in TRSs or origination activity conducted by TRSs will be subject to U.S. federal corporate income tax.

To the extent we hold an interest in a non-U.S. TRS, potentially including a CDO investment, we may be required to include our portion of its earnings in our income irrespective of whether or not such non-U.S. TRS has made any distributions. Any such income will not be qualifying income for purposes of the 75% gross income test and may not be qualifying income for purposes of the 95% gross income test.

Taxable Mortgage Pools

We may enter into transactions that could result in us being considered to own interests in one or more taxable mortgage pools. An entity, or a portion of an entity, is classified as a taxable mortgage pool under the Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;
•	more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;
•	the entity has issued debt obligations that have two or more maturities; and
•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

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A taxable mortgage pool generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. If a REIT owns, directly or indirectly through one or more qualified REIT subsidiaries or other entities that are disregarded as a separate entity for U.S. federal income tax purposes, 100% of the equity interests in the taxable mortgage pool, the taxable mortgage pool will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the REIT for U.S. federal income tax purposes and would not generally affect the tax qualification of the REIT. Rather, the consequences of the taxable mortgage pool classification would generally, except as described below, be limited to the REIT’s shareholders. See “—Excess Inclusion Income.”

If we own less than 100% of the ownership interests in a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for U.S. federal income tax purposes and could be subject to corporate income tax. In addition, this characterization would alter our REIT income and asset test calculations and could adversely affect our compliance with those requirements.

Certain Equity Investments and Kickers

We expect to hold certain equity investments (with rights to receive preferred economic returns) in entities treated as partnerships for U.S. federal income tax purposes and may hold “kickers” in entities treated as partnerships for U.S. federal income tax purposes (and may hold such a kicker outside of a TRS). When we hold investments treated as equity in partnerships, as discussed above, for purposes of the REIT income and asset tests we are required to include our proportionate share of the assets and income of the partnership, based on our share of partnership capital, as if we owned such share of the issuer’s assets directly. As a result, any nonqualifying income generated, or nonqualifying assets held, by the partnerships in which we hold such equity could jeopardize our compliance with the REIT income and asset tests. We intend to obtain covenants from our equity issuers (including a kicker issuer if the kicker is held outside of a TRS) to operate in compliance with the REIT requirements, but we generally will not control such issuers, and thus no assurance can be given that any such issuers will not operate in a manner that causes us to fail an income or asset test requirement. Moreover, at least one IRS internal memorandum would treat the preferred return on certain equity investments as interest income for purposes of the REIT income tests, which treatment would cause such amounts to be nonqualifying income for purposes of the 75% gross income test. Although we do not believe that interest income treatment is appropriate, and that analysis was not followed in subsequent IRS private letter rulings, the IRS could re-assert that position.

The proper characterization of certain equity investments (with rights to receive preferred economic returns) as unsecured indebtedness or as equity for U.S. federal income tax purposes may be unclear. Characterization of such an equity investment as unsecured debt for U.S. federal income tax purposes would subject the investment to the various asset test limitations on investments in unsecured debt, and our preferred return would be treated as non-qualifying income for purposes of the 75% gross income test (but we would not have to include our share of the underlying assets and income of the issuer in our tests). Thus, if the IRS successfully challenged our characterization of an investment as equity for U.S. federal income tax purposes, or successfully treated a preferred return as interest income, we could fail an income or asset test. In that event, we could face substantial penalty taxes to cure the resulting violations, as described in “Failure to Qualify” below, or, if we were deemed to have acted unreasonably in making the investment, lose our REIT status.

Gross Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of other shares of REITs, interest income derived from mortgage loans secured by real property or interests in real property, and gains from the sale of real estate assets (other than certain debt instruments of publicly offered REITs), as well as income from certain kinds of temporary investments. Interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for purposes of the 75% income test. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

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Interest Income

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the highest outstanding balance of the loan during a taxable year exceeds the fair market value of the real property on the date of our commitment to make or purchase the mortgage loan, the interest income will be apportioned between the real property and the other property, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. With respect to loans to develop or improve real property, we are permitted to include as real property collateral for the foregoing apportionment purposes the sum of the fair market value of the undeveloped land plus the reasonably estimated cost of the improvements or developments (other than personal property) which will secure the loan and which are to be constructed from the proceeds of the loan. The failure of a loan to qualify as an obligation secured by a mortgage on real property within the meaning of the REIT rules could adversely affect our ability to qualify as a REIT. Notwithstanding the foregoing, a mortgage loan secured by both real property and personal property shall be treated as a wholly qualifying real estate asset (as discussed below under “ – Asset Tests”) and all interest shall be qualifying income for the purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

In the event a mortgage loan is modified, with the exception of loans secured by both real property and personal property in which the fair market value of the personal property does not exceed 15% of the total fair market value of all such property, we may be required to retest the loan under the apportionment rules discussed above by comparing the outstanding balance of the modified loan to the fair market value of the collateral real property at the time of modification.

Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (or a shared appreciation provision), income attributable to the participation feature will be treated as gain from sale of the underlying property for purposes of the income tests, and generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or us.

To the extent that we derive interest income from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person. This limitation does not apply, however, to a mortgage loan where the borrower derives substantially all of its income from the property from the leasing of substantially all of its interest in the property to tenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had it been earned directly by us.

Any amount includible in our gross income with respect to a regular or residual interest in a REMIC generally is treated as interest on an obligation secured by a mortgage on real property. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as receiving directly our proportionate share of the income of the REMIC for purposes of determining the amount that is treated as interest on an obligation secured by a mortgage on real property.

Among the assets we may hold are certain mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns real property, rather than a direct mortgage on the real property. The IRS issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical, and the mezzanine loans that we acquire may not meet all of the requirements for reliance on this safe harbor. Hence, we cannot assure you that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test. To the extent we make corporate mezzanine loans or acquire other commercial real estate corporate debt, such loans will not qualify as real estate assets and interest income with respect to such loans will not be qualifying income for purposes of the 75% gross income test.

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We may hold indirect participation interests in some loans, rather than direct ownership of the loan. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of this investment depends upon the performance of the underlying loan and, if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan and grants junior participations that absorb losses first in the event of a default by the borrower. We generally expect to treat our participation interests as an undivided ownership interest in the underlying loan, and thus as a qualifying real estate asset for purposes of the REIT asset tests that also generates qualifying mortgage interest for purposes of the 75% gross income test, to the extent that the loan underlying the participation is a qualifying real estate asset that generates qualifying income for such purposes. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge our treatment of our participation interests. In the event of a determination that such participation interests do not qualify as real estate assets, or that the income that we derive from such participation interests does not qualify as mortgage interest for purposes of the REIT asset and income tests, we could be subject to a penalty tax, or could fail to qualify as a REIT.

We expect that any mortgage-backed securities that we invest in will be treated either as interests in a grantor trust or as interests in a REMIC for U.S. federal income tax purposes and that all interest income from such mortgage-backed securities will be qualifying income for the 95% gross income test. In the case of mortgage-backed securities treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans, and any mortgage loans that we own directly, would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is adequately secured by real property, as discussed above. In the case of mortgage-backed securities treated as interests in a REMIC for U.S. federal income tax purposes, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. However, if less than 95% of the assets of the REMIC are real estate assets, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. We expect that any interest income from mortgage-backed securities that are not treated as an interest in a grantor trust or an interest in a REMIC will not be qualifying income for purposes of the 75% gross income test. Mortgage loans that may be held by a grantor trust or REMIC may not necessarily qualify as “real estate assets” for purposes of the REIT rules. As a result, it may be difficult, if not impossible, to determine whether income from certain CMBS investments will be qualifying 75% gross income. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities.

Fee Income

Although not currently contemplated, we may receive various fees and expense reimbursements from borrowers in connection with originating loans. Fees that are for entering into agreements to make loans are qualifying income for both gross income tests. Other fees that are treated as “points” are treated as additional interest on the loan and are qualifying or nonqualifying based on whether the loan is a real estate asset. However, fees for services will not be qualifying income for purposes of either the 75% or 95% gross income test. In addition, certain expense reimbursements received from the borrower, and even certain expenses paid by the borrower directly to a third-party service provider, may result in nonqualifying income for both gross income tests to the extent such amounts are reimbursements for expenses that benefit us. Any fees earned by a TRS will not be included for purposes of the gross income tests but the use of a TRS to originate loans to avoid such nonqualifying income may increase the taxes paid by the TRS.

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Dividend Income

We may receive material distributions from our TRSs. These distributions are generally classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

If we invest in an entity treated as a “passive investment foreign company” or “controlled foreign corporation” for U.S. federal income tax purposes, which could include a CDO investment, we could be required to include our portion of its earnings in our income prior to the receipt of any distributions. Any such income inclusions would not be treated as qualifying income for purposes of the 75% gross income test and may not be qualifying income for purposes of the 95% gross income test.

Treatment of Certain Debt Instruments as Equity

We may hold loans with relatively high loan-to-value ratios and/or high yields. Additionally, we may receive equity interests in our borrowers in connection with originating our loans. These features can cause a loan to be treated as equity for U.S. federal income tax purposes. Although we intend to structure each of our loans so that the loan should be respected as debt for U.S. federal income tax purposes, we cannot assure you that the IRS will not challenge our treatment of one or more of our loans as debt for U.S. federal income tax purposes. In the event the IRS were successful in such a challenge, all or a portion of the income from such loans could be viewed as guaranteed payments under the partnership tax rules, in which case such income may not be qualifying income for the REIT income tests, and in any event such income will likely be income from a prohibited transaction, which is excluded from the REIT income tests. As a result, such a recharacterization could adversely affect our ability to qualify as a REIT.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations (which have not been proposed or finalized), any income from a hedging transaction, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 75% or 95% gross income test if (i) we enter into the hedging transaction in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, and the hedge is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, or (ii) we enter into the hedging transaction primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests and the hedge is clearly identified as such before the close of the day on which it was acquired, originated, or entered into or (iii) we enter into the hedging transaction that hedges against transactions described in clause (i) or (ii) and is entered into in connection with the extinguishment of debt or sale of property that are being hedged against by the transactions described in clauses (i) or (ii) and the hedge complies with certain identification requirements. To the extent that we enter into other types of hedging transactions, including hedges of interest rates on debt we acquire as assets, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT, but we cannot assure you that we will be successful in this regard.

Rents from Real Property

We expect to acquire interests in real property (through majority-owned subsidiaries with rights to receive preferred economic returns) and may acquire other interests in real property (including equity participations). However, to the extent that we own real property or interests therein, rents we receive qualify as “rents from real property” in satisfying the gross income tests described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under any particular lease, then all of the rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of personal property constitutes real or personal property under the REIT provisions of the Code is subject to both legal and factual considerations and therefore can be subject to different interpretations.

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In addition, in order for rents received by us to qualify as “rents from real property,” the rent must not be based in whole or in part on the income or profits of any person. However, an amount will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property, if earned directly by us. Moreover, for rents received to qualify as “rents from real property,” we generally must not furnish or render certain services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which we derive no income or through a TRS. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payment for such services or, if greater, 150% of our cost of providing such services, does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the related rent.

Rental income will qualify as rents from real property only to the extent that we do not directly or constructively own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant.

Phantom Income

Due to the nature of the assets in which we may invest, we may be required to recognize taxable income from those assets in advance of our receipt of cash flow on or proceeds from disposition of such assets and may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets. For example, we may originate debt instruments or mortgage-backed securities at a discount from face value. To the extent we originate any instruments at a discount or purchase such instruments at a discount in connection with their original issuance, the discount will be “original issue discount” if it exceeds certain de minimis amounts, which must be accrued on a constant yield method even though we may not receive the corresponding cash payment until maturity. In such cases, the value of the equity interest would result in discount that must be accrued over the life of the loan. We may also acquire debt instruments that provide for interest that accrues or is payable in kind, in which case we will be required to include that income for tax purposes as it accrues rather than when it is paid in cash. To the extent we purchase debt instruments at a discount after their original issuance, the discount may represent “market discount.” Unlike original issue discount, market discount is not required to be included in income on a constant yield method. However, we will be required to treat a portion of any principal payments as ordinary income in an amount equal to the market discount that has accrued while we held the debt instrument. If we ultimately collect less on a debt instrument than our purchase price and any original issue discount or accrued market discount that we have included in income, there may be limitations on our ability to use any losses resulting from that debt instrument.

We may make loans that provide us with rights to participate in the appreciation of the collateral real property securing our debt instrument at specified times or that provide for other contingent payments based on the borrower’s performance. In circumstances where such equity features are part of the loan and not treated as a separate equity investment, we generally will be required to accrue for tax purposes the projected increase in the yield on the loan attributable to the participation feature or contingent payments over the term of the loan, even though we do not receive any cash attributable to the participation feature or contingent payments until some point in the future, if ever. In circumstances where our equity participation is structured as a separate interest from the loans, we will be required to allocate the amount we pay for the loan and the equity interest between those securities and, depending on the circumstances, such allocation may result in additional discount on the loan that must be accrued for tax purposes over the life of the loan (even though no corresponding cash payment is made until later).

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We may also acquire debt instruments below par that are subsequently modified by agreement with the borrower. Under applicable Treasury Regulations, these modifications may be treated as a taxable event in which we exchange the old debt instrument for a new debt instrument, the value of which may be treated as equal to the face amount of the new debt instrument. Because our tax basis in such debt instruments may be substantially less than the face value, we could have significant income without any corresponding receipt of cash. Such a modification also may require us to retest the status of the modified loan for purposes of determining whether the loan is fully secured by real property.

In addition, in the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to accrue the unpaid interest as taxable income.

Finally, we may be required under the terms of our indebtedness to use cash received from interest payments to make nondeductible principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our shareholders.

Due to each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that we may have substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Annual Distribution Requirements.”

Failure to Satisfy the Gross Income Tests

We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. We cannot assure you, however, that we will be able to satisfy the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if our failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy five tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, and U.S. Government securities. For this purpose, real estate assets include loans secured by mortgages on real property to the extent described below, certain mezzanine loans and mortgage-backed securities as described below, interests in real property (such as land, buildings, leasehold interests in real property), shares in other qualifying REITs and stock or debt instruments held for less than one year purchased with the proceeds from an offering of shares of our stock or certain debt. Second, not more than 25% of our assets may be represented by securities other than those in the 75% asset test. Third, of the assets that do not qualify for purposes of the 75% test and that are not securities of our TRSs: (i) the value of any one issuer’s securities owned by us may not exceed 5% of the value of our gross assets, and (i) we generally may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by us may not exceed 20% of the value of our gross assets. Fifth, not more than 25% of the value of our gross assets may be represented by nonqualified publicly offered REIT debt instruments (i.e., that are not secured by mortgages on real property or interests in real property).

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Securities for purposes of the asset tests may include debt securities that are not fully secured by a mortgage on real property (or treated as such). However, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into stock and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code. In the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (A) are not straight debt or other excluded securities (prior to the application of this rule), and (B) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, our interest as a partner in the partnership). As a result, the straight debt exception would not be available to us with respect to a loan where we also hold an equity participation in the borrower through a TRS.

Except as provided below, a real estate mortgage loan that we own generally will be treated as a real estate asset for purposes of the 75% REIT asset test if, on the date that we acquire or originate the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. Existing IRS guidance provides that certain rules described above that are applicable to the gross income tests may apply to determine what portion of a mortgage loan will be treated as a real estate asset if the mortgage loan is secured both by real property and other assets. Under special guidance issued by the IRS, if the value of the mortgage loan exceeds the greater of the current value of the real property securing the loan and the value of the real property securing the loan at the time we committed to acquire the loan, such excess will not be a qualifying real estate asset. Furthermore, we may be required to retest modified loans to determine if the modified loan is adequately secured by real property as of the modification date if the modification results in a taxable exchange. However, under special guidance issued by the IRS, if a loan modification occurred as a result of default or we reasonably believed that there was a significant risk of default and the modification reduced such risk, we generally would not be required to retest such modified loan. Notwithstanding the foregoing, as discussed above under “ – Gross Income Tests – Interest Income,” a mortgage loan secured by both real property and personal property shall be treated as a wholly qualifying real estate asset if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral is less than the outstanding principal balance on the loan.

As discussed above under “—Gross Income Tests,” certain loans that we might originate could be at risk of being treated as equity interests in the borrower for U.S. federal income tax purposes. In such cases, we would likely be treated as owning our proportionate share of the borrower’s assets (if the borrower is a pass-through entity) or as owning corporate stock (if the borrower is a corporation), which could adversely affect our ability to comply with the asset tests.

As discussed above under “—Gross Income Tests,” there may be circumstances in which our mezzanine loans do not comply with the safe harbor under Revenue Procedure 2003-65. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, such loans may not be real estate assets and could adversely affect our REIT status.

As discussed above under “—Gross Income Tests,” participation interests in loans that we acquire may not be treated as direct interests in the underlying mortgage loan, which may cause the participation interest to not qualify as a real estate asset. While we intend that any such participation interests will be structured in a manner so as to be treated for REIT purposes as equivalent to a direct interest in the loan, and therefore, as a real estate asset, there can be no guarantee that such treatment will be respected by the IRS.

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Regular or residual interests in REMICs are generally treated as a real estate asset. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as owning our proportionate share of the assets of the REMIC. The IRS has issued guidance providing that, among other things, if a REIT holds a regular or residual interest in an “eligible REMIC” that informs the REIT that at least 80% of the REMIC’s assets constitute real estate assets, then the REIT may treat 80% of the value of the interest in the REMIC as a real estate asset for the purpose of the REIT asset tests. The remaining 20% of the value of the REIT’s interest in the REMIC would not qualify as a real estate asset for purposes of the REIT asset tests and that result could adversely affect our ability to qualify as a REIT. In the case of interests in grantor trusts, we will be treated as owning an undivided beneficial interest in the mortgage loans held by the grantor trust. Such mortgage loans will generally qualify as real estate assets for purposes of the 75% asset test to the extent they are secured by real property. Investments in mortgage-backed securities that are not interests in a grantor trust or REMIC or government securities will not be treated as qualifying assets for purposes of the 75% asset test and will be subject to the 5% asset test, the 10% value test, the 10% vote test and the 25% securities test described above.

We may enter into repurchase agreements under which we will nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We generally believe that we will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any such repurchase agreement and the repurchase agreement will be treated as a secured lending transaction notwithstanding that we may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own the assets during the term of the repurchase agreement, which could impact our REIT status.

We believe that our loan holdings and other assets will be structured in a manner that will comply with the foregoing REIT asset requirements and we intend to monitor compliance on an ongoing basis. We cannot assure you, however, that we will be successful in this effort. In this regard, to determine compliance with these requirements, we will need to estimate the value of our assets (or the value of the collateral securing our loans). We may not obtain independent appraisals to support our conclusions as to the values of our assets. In many cases, the values may not be susceptible to a precise determination and will be subject to change in the future. In some cases, we may rely on our own valuation that differs from the value determined by an appraiser. We cannot assure you that the IRS will not disagree with our determinations and assert that a different value is applicable, in which case we might not satisfy the 75% asset test and the other asset tests and could fail to qualify as a REIT.

Failure to Satisfy Asset Tests

After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which the identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which we identified the failure to satisfy the REIT asset test) and paying a tax equal to the greater of $50,000 or the highest corporate income tax rate (currently 21%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset test.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to:

(a)	the sum of:

•	90% of our “REIT taxable income” (computed without regard to its deduction for dividends paid and its net capital gains); and

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•	90% of the net income (after tax), if any, from foreclosure property (as described below); minus

(b)	the sum of specified items of non-cash income that exceeds a percentage of our income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to shareholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each shareholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our shareholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents. To avoid paying preferential dividends, we must treat every shareholder of the class of shares with respect to which we make a distribution the same as every other shareholder of that class, and we must not treat any class of shares other than according to its dividend rights as a class. Under certain technical rules governing deficiency dividends, we could lose our ability to cure an under-distribution in a year with a subsequent year deficiency dividend if we pay preferential dividends. Preferential dividends potentially include “dividend equivalent redemptions.” Accordingly, we intend to pay dividends pro rata within each class, and to abide by the rights and preferences of each class of the Company’s shares if there is more than one and will seek to avoid dividend equivalent redemptions. (See “— Taxation of U.S. Shareholders — Redemptions of Common Shares” below for a discussion of when redemptions are dividend equivalent and measures we intend to take to avoid them.). If, however, we qualify as a “publicly offered REIT” (within the meaning of Section 562(c) of the Code) in the future, the preferential dividend rules will cease to apply to us. In addition, the IRS is authorized to provide alternative remedies to cure a failure to comply with the preferential dividend rules, but as of the date hereof has not proposed or issued any relevant guidance.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In that case, we could elect to have our shareholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by us. Our shareholders would then increase the adjusted basis of their stock in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that, from time to time, we may not have sufficient cash from operations to meet the distribution requirements. For example, timing differences may arise between the actual receipt of cash and the inclusion of the corresponding items in income by us for U.S. federal income tax purposes prior to receipt of such income in cash or non-deductible expenditures. See “—Gross Income Tests— Phantom Income” above. In the event that such shortfalls occur, to meet our distribution requirements it might be necessary to arrange for short-term, or possibly long-term, borrowings, use cash reserves, liquidate non-cash assets at rates or times that we regard as unfavorable or pay dividends in the form of taxable stock dividends. In the case of a taxable stock dividend, shareholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources.

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We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

In the event that we undertake a transaction (such as a tax-free merger) in which we succeed to earnings and profits of a taxable corporation, in addition to the distribution requirements above we also must distribute such non-REIT earnings and profits to our shareholders by the close the taxable year of the transaction. Such additional dividends are not deductible against our REIT taxable income. We may be able to rectify a failure to distribute any such non-REIT earnings and profits by making distributions in a later year comparable to deficiency dividends noted above and paying an interest charge.

Liquidating distributions generally will be treated as dividends for purposes of the above rules to the extent of current earnings and profits in the year paid provided we complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” for the benefit of our shareholders, or terminate our status as a REIT. The U.S. federal income tax treatment of a beneficial interest in a liquidating trust would vary significantly from the U.S. federal income treatment of ownership of our shares.

Excess Inclusion Income

If we directly or indirectly acquire a residual interest in a REMIC or equity interests in a taxable mortgage pool, a portion of our income from such arrangements may be treated as “excess inclusion income.” See “—Effect of Subsidiary Entities—Taxable Mortgage Pools.” We are required to allocate any excess inclusion income to our shareholders in proportion to their dividends. We would be subject to U.S. corporate tax to the extent of any excess inclusion income from the REMIC residual interest or taxable mortgage pool that is allocable to the percentage of our shares held in record name by “disqualified organizations,” which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on unrelated business taxable income. Our operating agreement allows us to deduct such taxes from the distributions otherwise payable to the responsible disqualified organizations. Because this tax would be imposed on us, however, unless we can recover the tax out of distributions to the disqualified holders, all of our investors, including investors that are not disqualified organizations, would bear a portion of the tax cost associated with the classification of us or a portion of our assets as a taxable mortgage pool.

Shareholders who are not disqualified organizations will have to treat our dividends as excess inclusion income to the extent of their allocable shares of our excess inclusion income. This income cannot be offset by net operating losses of our shareholders. If the shareholder is a tax-exempt entity and not a disqualified organization, then this income is fully taxable as unrelated business taxable income under Section 512 of the Code. If the shareholder is a foreign person, it would be subject to U.S. federal income tax withholding on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty. If the shareholder is a REIT, a regulated investment company, common trust fund or other pass-through entity, the shareholder’s allocable share of our excess inclusion income could be considered excess inclusion income of such entity.

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Prohibited Transactions

Net income we derive from a prohibited transaction outside of a TRS is subject to a 100% tax unless the transaction qualifies for a statutory safe harbor discussed below. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT. For purposes of this 100% tax, income earned from a shared appreciation provision in a mortgage loan (see below) is treated as if the REIT sold an interest in the underlying property (thus subjecting such income to 100% tax if we hold the shared appreciation mortgage outside of a TRS and the underlying property is inventory or held for sale). The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporations (which are taxed at regular corporate rates). Thus, we intend to conduct our operations so that loans or other assets owned by us (or assets that are the subject of a shared appreciation provision that we own) that are inventory or held primarily for sale to customers in the ordinary course of business are held through a TRS. However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances, and no assurance can be given that we will be successful in isolating all investments subject to the 100% tax in our TRSs or that we will not engage in prohibited transactions outside of our TRSs. With respect to kickers treated as equity for U.S. federal income tax purposes, as well as any loans treated as equity interests in our borrowers for U.S. federal income tax purposes (see, “—Gross Income Tests—Treatment of Certain Debt Instruments as Equity”), our income from such interests may be income from a prohibited transaction subject to the 100% tax if the underlying real property is treated as held as inventory or primarily for sale to customers.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election is in effect will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or property held for sale in the hands of the selling REIT.

Shared Appreciation Mortgages/Equity Participations

In connection with our acquisition and/or origination of loans, we could obtain rights to share in the appreciation of the underlying collateral real property securing the mortgage loan. These participation features may be structured as “shared appreciation provisions” that are in connection with the loan itself or as a severable contingent right on the collateral. The participation features are sometimes referred to as “kickers.” To the extent the shared appreciation provision is in connection with the loan secured by real property, any income derived from the shared appreciation provision will be treated as gain from the sale of the collateral property for REIT income test purposes and for purposes of determining whether such income is income from a prohibited transaction. However, this treatment will not impact the character of the shared appreciation payment as contingent interest for other tax purposes. To the extent a participation feature is structured as a severable contingent right in the collateral property, or otherwise does not meet the definition of “shared appreciation provision,” we may either be treated as owning an equity interest in the collateral property for the REIT income and asset tests or as holding a loan that provides for interest based on net profits, which would not be qualifying income for either the 75% or the 95% REIT income test. We may hold severable contingent rights through a TRS, in which case they will be subject to corporate tax but will not generate non-qualifying income (except to the extent of TRS dividends for the 75% income test) or non-qualifying assets (except to the extent of the additional value in the TRS stock).

Failure to Qualify

In the event that we violate a provision of the Code that would result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT under specified relief provisions available to us to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (iii) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our shareholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current or accumulated earnings and profits, and, subject to limitations of the Code, distributions to our shareholders will generally be taxable in the case of U.S. shareholders (as defined above) who are individuals at a maximum rate of 20%, and dividends in the hands of our corporate U.S. shareholders may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

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Taxation of Taxable U.S. Shareholders

This section summarizes the taxation of U.S. shareholders that are not tax-exempt organizations.

Distributions

Provided that we qualify as a REIT, distributions made to our taxable U.S. shareholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income. Such distributions will not be eligible for the dividends received deduction for corporations. However, taxpayers who are individuals are entitled, subject to some limitations and exceptions, to an offsetting deduction equal to 20% of REIT dividends received. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. shareholders who receive dividends from taxable subchapter C corporations. As discussed above, if we realize excess inclusion income from a residual interest in REMIC or a taxable mortgage pool and allocate such excess inclusion income to a taxable U.S. shareholder, that income cannot be offset by net operating losses of such shareholder.

Distributions from us that are designated as capital gain dividends will be taxed to U.S. shareholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. shareholder has held our stock. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. shareholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by us on such retained capital gains. U.S. shareholders will increase their adjusted tax basis in our common shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. shareholders who are individuals and 21% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months generally are subject to a 25% maximum U.S. federal income tax rate for U.S. shareholders who are individuals, to the extent of previously claimed depreciation deductions.

Distributions from us in excess of our current or accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted tax basis of the U.S. shareholder’s common shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. shareholder’s common shares, they will be treated as gain from the disposition of the shares and thus will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of The Company” and “—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. shareholders and do not offset income of U.S. shareholders from other sources, nor do they affect the character of any distributions that are actually made by us.

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Dispositions of Our Common Shares

In general, capital gains recognized by individuals and other non-corporate U.S. shareholders upon the sale or disposition of shares of our common shares will be subject to a maximum U.S. federal income tax rate of 20%, if such shares were held for more than one year and will be taxed at ordinary income rates (of up to 37%) if such shares were held for one year or less. Gains recognized by U.S. shareholders that are corporations are subject to U.S. federal income tax at a maximum rate of 21%, whether or not classified as long-term capital gains.

Capital losses recognized by a U.S. shareholder upon the disposition of our common shares held for more than one year at the time of disposition will be considered long-term capital losses (or short-term capital losses if the shares have not been held for more than one year) and are generally available only to offset capital gain income of the U.S. shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our common shares by a U.S. shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. shareholder as long-term capital gain.

Redemptions of Common Shares

A redemption of shares will be treated under Section 302 of the Code as a taxable distribution unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of the redeemed shares. A redemption that is not treated as a sale or exchange will be taxed in the same manner as regular distributions (e.g., as ordinary dividend income to the extent paid out of earnings and profits unless properly designated as a capital gain dividend), and a redemption treated as a sale or exchange will be taxed in the same manner as other taxable sales discussed above.

The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to the shareholder, (ii) results in a “complete termination” of the shareholder’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the shareholder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular redemption will depend upon the facts and circumstances as of the time the determination is made, and the constructive ownership rules are complicated, prospective shareholders are advised to consult their own tax advisors to determine such tax treatment.

If a redemption of shares is treated as a distribution that is taxable as a dividend, the amount of the distribution is measured by the amount of cash and the fair market value of the property received by the redeeming shareholder. In addition, although guidance is sparse, the IRS could take the position that shareholders who do not participate in any redemption treated as a dividend should be treated as receiving a constructive stock distribution taxable as a dividend in the amount of the increased percentage ownership in us as a result of the redemption, even though such shareholder did not actually receive cash or other property as a result of such redemption. The amount of any such constructive dividend would be added to any non-redeeming shareholder’s basis in his shares. It also is possible that under certain technical rules relating to the deduction for dividends paid, the IRS could take the position that redemptions taxed as dividends impair our ability to satisfy our distribution requirements under the Code. To avoid certain issues related to our ability to comply with the REIT distribution requirements (see “— Qualification as a REIT — Annual Distribution Requirements”), we have implemented procedures designed to track our shareholders’ percentage interests in our common shares and identify any such dividend equivalent redemptions, and we will decline to effect a redemption to the extent that we believe that it would constitute a dividend equivalent redemption. However, we cannot assure you that we will be successful in preventing all dividend equivalent redemptions. In general, the U.S. federal income tax rules applicable to REITs likely will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to distribute unsold assets to a “liquidating trust. ” Each shareholder would be treated as receiving a liquidating distribution equal to the value of the liquidating trust interests received by the shareholder. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our shares.

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Liquidating Distributions

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a U.S. shareholder with respect to our common shares will be treated first as a recovery of the shareholder’s basis in the shares (computed separately for each block of shares) and thereafter as gain from the disposition of our common shares.

Medicare Tax on Unearned Income

U.S. shareholders that are individuals, estates or trusts may be required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. U.S. shareholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common shares.

Taxation of Tax-Exempt U.S. Shareholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that regular distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. shareholder has not held our common shares as “debt financed property” within the meaning of the Code (that is, where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder) and (2) we do not hold REMIC residual interests or interests in a taxable mortgage pool that gives rise to “excess inclusion income,” distributions from us and income from the sale of our common shares generally should not give rise to UBTI to a tax-exempt U.S. shareholder. Excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool, if any, that we allocate to a tax-exempt U.S. shareholder will be treated as UBTI (or, in the case of a disqualified organization, taxable to us). See “—Excess Inclusion Income.”

Tax-exempt U.S. shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

A pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock; and (2) we would not have satisfied the 5/50 Test but for a special rule that permits us to “look-through” such trusts to the ultimate beneficial owners of such trusts in applying the 5/50 Test.

In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to distribute unsold assets to a liquidating trust. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our stock, including the potential incurrence of income treated as UBTI.

Tax-exempt U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of owning our common shares.

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Taxation of Non-U.S. Shareholders

General

In general, non-U.S. shareholders will not be considered to be engaged in the conduct of a U.S. trade or business solely as a result of their ownership of our common shares. In cases where a non-U.S. shareholder’s investment in our common shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, dividend income received in respect of our common shares and gain from the sale of our common shares generally will be “effectively connected income” (“ECI”) subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. shareholder were a U.S. shareholder, and such dividend income may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty) on the income after the application of the income tax in the case of a non-U.S. shareholder that is a corporation. Additionally, non-U.S. shareholders that are nonresident alien individuals who are present in the U.S. for 183 days or more during the taxable year are subject to a 30% withholding tax on their capital gains. The remaining discussion below assumes that dividends and gain generated in respect of our common shares are not effectively connected with the conduct of a U.S. trade or business of a non-U.S. shareholder and that the non-U.S. shareholder is not present in the U.S. for 183 days or more during any taxable year.

FIRPTA

Under the Foreign Investment in Real Property Tax Act (“FIRPTA”), gains from U.S. real property interests (“USRPIs”) are generally treated as ECI subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. shareholder were a U.S. shareholder (and potentially branch profits tax to non-U.S. corporations) and will generate U.S. tax return filing obligations for such non-U.S shareholders. USRPIs generally include interests in real property located in the United States and loans that provide the lender with a participation in the profits, gains, appreciation (or similar arrangements) of real property located in the United States. Loans secured by real property located in the United States that do not provide the lender with a participation in profits, gains, appreciation (or similar arrangements) of the real property are generally not treated as USRPIs.

In addition, stock of a domestic corporation (including a REIT such as us) will be a USRPI if at least 50% of its real property assets and assets used in a trade or business are USRPIs at any time during a prescribed testing period. Notwithstanding the foregoing rule, (i) our common shares will not be a USRPI if we are “domestically-controlled,” (ii) our common shares will not be a USRPI with respect to a selling non-U.S. shareholder if the shares sold are of a class that is regularly traded on an established securities market and the selling non-U.S. shareholder owned, actually or constructively, 10% or less of our outstanding stock of that class at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition or the period of our existence), or (iii) with respect to a selling non-U.S shareholder that is a “qualified shareholder” (as described below) or (iv) with respect to a selling non-U.S. shareholder that is a “qualified foreign pension fund” (as described below).

A domestically controlled REIT is a REIT in which, at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition of the REIT’s shares of common shares or the period of the REIT’s existence), less than 50% in value of its outstanding shares of common shares is held directly or indirectly by non-U.S. persons. For these purposes, a person holding less than 5% of our common shares for five years will be treated as a U.S. person unless we have actual knowledge that such person is not a U.S. person. We intend to ensure that we will be domestically-controlled at all times in the future.

Our shares are not currently traded on an established securities market, and we have no current intent to list the Company’s shares for trading. We also cannot assure you that we will be domestically-controlled at all times in the future. Thus, we cannot assure you that our stock will not become a USRPI in the future.

Ordinary Dividends

The portion of dividends received by non-U.S. shareholders payable out of our earnings and profits that are not attributable to gains from sales or exchanges of USRPIs will generally be subject to U.S. federal withholding tax at the rate of 30%, unless that rate is reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. In addition, any portion of the dividends paid to non-U.S. shareholders that are treated as excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

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Non-Dividend Distributions

A non-U.S. shareholder should not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its common shares. Instead, the excess portion of the distribution will reduce the adjusted basis of that shareholder’s common shares. A non-U.S. shareholder generally will not be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock unless our common shares constitute a USRPI and no other exception applies to the selling non-U.S. shareholder. If our common shares do constitute a USRPI and no other exception applies to the selling non-U.S. shareholder, distributions in excess of both our earnings and the non-U.S. shareholder’s basis in our stock will be treated as ECI subject to U.S. federal income tax. Regardless of whether the distribution exceeds basis, we will be required to withhold 15% of any distributions to non-U.S. shareholders in excess of our current year and accumulated earnings (i.e., including distributions that represent a return of the non-U.S. shareholder’s tax basis in our common shares). The withheld amounts will be credited against any U.S. tax liability of the non-U.S. shareholder and may be refundable to the extent such withheld amounts exceed the shareholder’s actual U.S. federal income tax liability. Even in the event our common shares do not constitute a USRPI, we may choose to withhold on the entire amount of any distribution at the same rate as we would withhold on a dividend because we may not be able to determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits, to the extent such withheld amounts exceed the shareholder’s actual U.S. federal income tax liability.

Capital Gain Dividends and Distributions of FIRPTA Gains

Subject to the exceptions that may apply if our common shares are regularly traded on an established securities market or if the selling non-U.S. shareholder is a “qualified shareholder” or a “qualified foreign pension fund,” each as described below, under a FIRPTA “look-through” rule, any of our distributions to non-U.S. shareholders of gain attributable to the sale of a USRPI will be treated as ECI and subject to 21% withholding regardless of whether our common shares constitute a USRPI. Amounts treated as ECI under the look-through rule may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty), after the application of the income tax to such ECI, in the case of a non-U.S. shareholder that is a corporation. In addition, we will be required to withhold tax equal to 21% of the maximum amount that could have been designated as capital gains dividends. Capital gain dividends received by a non-U.S. shareholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income tax. This FIRPTA look-through rule also applies to distributions in redemption of shares and liquidating distributions, to the extent they represent distributions of gain attributable to the sale of a USRPI.

A distribution that would otherwise have been treated as gain from the sale of a USRPI under the FIRPTA look-through rule will not be treated as ECI, and instead will be treated as otherwise described in this offering circular without regard to the FIRPTA look-through rule, if (1) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. shareholder does not own more than 10% of that class of stock at any time during the one-year period ending on the date on which the distribution is received. We currently are not publicly traded, and these rules will not apply unless and until our common shares become “regularly traded” on an established securities exchange.

Dispositions of Our Common Shares

A sale of our common shares by a non-U.S. shareholder generally will not be subject to U.S. federal income tax unless the shares constitute a USRPI. Subject to the exception that may apply if our common shares were regularly traded on an established securities market (as described above), if our shares do constitute a USRPI, gain from the sale of our shares would be ECI to a non-U.S. shareholder unless such non-U.S. shareholder were a qualified shareholder or qualified foreign pension fund, each as described below. If the Company’s shares did not constitute a USRPI, gain from the sale of the Company’s shares would not be subject to U.S. federal income tax.

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To the extent our common shares are held directly (or indirectly through one or more partnerships) by a “qualified shareholder,” our common shares will not be treated as a USRPI. Further, to the extent such treatment applies, any distribution to such shareholder will not be treated as gain realized on the sale or exchange of a USRPI. For these purposes, a qualified shareholder is generally a non-U.S. shareholder that (i)(A) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the New York Stock Exchange or Nasdaq, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code) and (iii) maintains records of persons holding 5% or more of the class of interests described in clauses (i)(A) or (i)(B) above, However, in the case of a qualified shareholder having one or more “applicable investors,” the exception described in the first sentence of this paragraph will not apply with respect to a portion of the qualified shareholder’s common shares (determined by applying the ratio of the value of the interests held by applicable investors in the qualified shareholder to the value of all interests in the qualified shareholder and applying certain constructive ownership rules). Such ratio applied to the amount realized by a qualified shareholder on the disposition of our shares or with respect to a distribution from us attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPIs. For these purposes, an “applicable investor” is a person who holds an interest in the qualified shareholder and holds more than 10% of our common shares after the application of certain constructive ownership rules.

FIRPTA will not apply to any USRPI held directly (or indirectly through one or more partnerships) by, or to any distribution received from a REIT by, a “qualified foreign pension fund” or any entity all of the interests of which are held by a qualified foreign pension fund. For these purposes, a “qualified foreign pension fund” is an organization or arrangement (i) created or organized in a foreign country, (ii) established to provide retirement or pension benefits to current or former employees (or their designees) of one or more employers for services rendered, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to relevant local tax authorities and (v) with respect to which, under its local laws, contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or taxation of its income is deferred or taxed at a reduced rate

Redemptions and Liquidating Distributions

A redemption of shares by a non-U.S. shareholder will be treated as a regular distribution or as a sale or exchange of the redeemed shares under the same rules of Section 302 of the Code that apply to U.S. shareholders and which are discussed above under “Taxation of Taxable U.S. shareholders—Redemptions of Common Shares.” Subject to the FIRPTA look-through rule, (i) if our shares constitute a USRPI, gain from a redemption treated as a sale or exchange of our shares would be ECI to any non-U.S. shareholder unless such non-U.S. shareholder is a qualified shareholder or a qualified foreign pension fund, as described above, and (ii) if the Company’s shares do not constitute a USRPI, gain from a redemption treated as a sale or exchange of our shares would not be subject to U.S. federal income tax.

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a non-U.S. shareholder with respect to our common shares would be treated first as a recovery of the shareholder’s basis in the shares (computed separately for each block of shares) and thereafter as gain from the disposition of those shares. Subject to the FIRPTA look-through rule, (i) if our shares constitute a USRPI, gain from a liquidating distribution would be ECI to a non-U.S. shareholder unless such non-U.S. shareholder is a qualified shareholder or a qualified foreign pension fund, as described above, and (ii) if our shares do not constitute a USRPI, gain from a liquidating distribution with respect to the Company’s shares would not be subject to U.S. federal income tax. In general, the U.S. federal income tax rules applicable to REITs would require us to complete our liquidation within 24 months after the adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to distribute unsold assets to a “liquidating trust.” The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our shares and would likely require the owner to recognize income treated as ECI and to file U.S. federal income tax returns.

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The IRS takes the view that under the FIRPTA look-through rule, but subject to the exceptions described above that may apply to a holder of no more than 10% of our common shares if our common shares are regularly traded on an established securities market, to a qualified shareholder or to a qualified foreign pension fund, distributions in redemption of our common shares and liquidating distributions to non-U.S. shareholders will be treated as ECI and subject to 21% withholding, and also potentially subject to branch profits tax in the case of corporate non-U.S. shareholders, to the extent that the distributions are attributable to gain from the sale of a USRPI, regardless of whether our stock is a USRPI and regardless of whether the distribution is otherwise treated as a sale or exchange.

Backup Withholding and Information Reporting

We will report to our U.S. shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. shareholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of dividends or capital gain distribution to any U.S. shareholder who fails to certify his or her non-foreign status.

We must report annually to the IRS and to each non-U.S. shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. shareholder resides under the provisions of an applicable income tax treaty. A non-U.S. shareholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common shares within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. shareholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common shares conducted through certain U.S.-related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. shareholder and specified conditions are met, or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Accounts and FATCA

Federal legislation commonly referred to as “FATCA” currently imposes withholding taxes on certain U.S. source passive payments to “foreign financial institutions” and certain other non-U.S. entities and will impose withholding taxes with respect to payments of disposition proceeds of U.S. securities realized after December 31, 2018. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. shareholders who own any of our common shares through foreign accounts or foreign intermediaries and certain non-U.S. shareholders. The legislation imposes a 30% withholding tax on dividends and on gross proceeds from the sale or other disposition of our common shares paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity is not a financial institution and either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution (that is not otherwise exempt), it must either (1) enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (2) in the case of a foreign financial institution that is resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective investors should consult their tax advisors regarding this legislation.

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State, Local and Non-U.S. Taxes

We and our shareholders may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or non-U.S. tax treatment of us and our shareholders may not conform to the U.S. federal income tax treatment discussed above. Any non-U.S. taxes incurred by us would not pass through to shareholders as a credit against their U.S. federal income tax liability. Prospective shareholders should consult their tax advisors regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in our common shares.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our shareholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in the Company’s shares.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is a broad statutory framework that governs most U.S. retirement and other U.S. employee benefit plans. ERISA and the rules and regulations of the Department of Labor (the “DOL”) under ERISA contain provisions that should be considered by fiduciaries of employee benefit plans subject to the provisions of Title I of ERISA (“ERISA Plans”) and their legal advisors. In particular, a fiduciary of an ERISA Plan should consider whether an investment in our common shares (or, in the case of a participant-directed defined contribution plan (a “Participant-Directed Plan”), making our common shares available for investment under the Participant-Directed Plan) satisfies the requirements set forth in Part 4 of Title I of ERISA, including the requirements that (1) the investment satisfy the prudence and diversification standards of ERISA, (2) the investment be in the best interests of the participants and beneficiaries of the ERISA Plan, (3) the investment be permissible under the terms of the ERISA Plan’s investment policies and governing instruments and (4) the investment does not give rise to a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

In determining whether an investment in our common shares (or making the Company’s shares available as an investment option under a Participant-Directed Plan) is prudent for ERISA purposes, a fiduciary of an ERISA Plan should consider all relevant facts and circumstances including, without limitation, possible limitations on the transferability of our common shares, whether the investment provides sufficient liquidity in light of the foreseeable needs of the ERISA Plan (or the participant account in a Participant-Directed Plan), and whether the investment is reasonably designed, as part of the ERISA Plan’s portfolio, to further the ERISA Plan’s purposes, taking into consideration the risk of loss and the opportunity for gain (or other return) associated with the investment. It should be noted that we will invest our assets in accordance with the investment objectives and guidelines described in this offering circular, and that neither the Manager nor any of its affiliates has any responsibility for developing any overall investment strategy for any ERISA Plan (or the participant account in a Participant-Directed Plan) or for advising any ERISA Plan (or participant in a Participant-Directed Plan) as to the advisability or prudence of an investment in us. Rather, it is the obligation of the appropriate fiduciary for each ERISA Plan (or participant in a Participant-Directed Plan) to consider whether an investment in our common shares by the ERISA Plan (or making such shares available for investment under a Participant-Directed Plan in which event it is the obligation of the participant to consider whether an investment in our common shares is advisable), when judged in light of the overall portfolio of the ERISA Plan, will meet the prudence, diversification and other applicable requirements of ERISA.

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Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans that are not subject to ERISA but that are subject to Section 4975 of the Code, such as individual retirement accounts (“IRAs”) and non-ERISA Keogh plans (collectively with ERISA Plans, “Plans”), and certain persons (referred to as “parties in interest” for purposes of ERISA or “disqualified persons” for purposes of the Code) having certain relationships to Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes and other penalties and liabilities under ERISA and the Code, and the transaction might have to be rescinded. In addition, a fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be personally liable for any resultant loss incurred by the ERISA Plan and may be subject to other potential remedies.

A Plan that proposes to invest in our common shares (or to make the Company’s shares available for investment under a Participant-Directed Plan) may already maintain a relationship with the Manager or one or more of its affiliates, as a result of which the Manager or such affiliate may be a “party in interest” under ERISA or a “disqualified person” under the Code, with respect to such Plan (e.g., if the Manager or such affiliate provides investment management, investment advisory or other services to that Plan). ERISA (and the Code) prohibits plan assets from being used for the benefit of a party in interest (or disqualified person). This prohibition is not triggered by “incidental” benefits to a party in interest (or disqualified person) that result from a transaction involving the Plan that is motivated solely by the interests of the Plan. ERISA (and the Code) also prohibits a fiduciary from using its position to cause the Plan to make an investment from which the fiduciary, its affiliates or certain parties in which it has an interest would receive a fee or other consideration or benefit. In this circumstance, Plans that propose to invest in our common shares should consult with their counsel to determine whether an investment in our common shares would result in a transaction that is prohibited by ERISA or Section 4975 of the Code.

If our assets were considered to be assets of a Plan (referred to in this offering circular as “Plan Assets”), our management might be deemed to be fiduciaries of the investing Plan. In this event, the operation of the company could become subject to the restrictions of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and/or the prohibited transaction rules of Section 4975 of the Code.

The DOL has promulgated a final regulation under ERISA, 29 C.F.R. § 2510.3-101 (as modified by Section 3(42) of ERISA, the “Plan Assets Regulation”), that provides guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute Plan Assets for purposes of applying the fiduciary requirements of Title I of ERISA (including the prohibited transaction rules of Section 406 of ERISA) and the prohibited transaction provisions of Code Section 4975.

Under the Plan Assets Regulation, the assets of an entity in which a Plan or IRA makes an equity investment will generally be deemed to be assets of such Plan or IRA unless the entity satisfies one of the exceptions to this general rule. Generally, the exceptions require that the investment in the entity be one of the following:

•	in securities issued by an investment company registered under the Investment Company Act;
•	in “publicly offered securities,” defined generally as interests that are “freely transferable,” “widely held” and registered with the SEC;
•	in an “operating company” which includes “venture capital operating companies” and “real estate operating companies;” or
•	in which equity participation by “benefit plan investors” is not significant.

The shares will constitute an “equity interest” for purposes of the Plan Assets Regulation, and the shares may not constitute “publicly offered securities” for purposes of the Plan Assets Regulation. In addition, the shares will not be issued by a registered investment company.

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The 25% Limit. Under the Plan Assets Regulation, and assuming no other exemption applies, an entity’s assets would be deemed to include “plan assets” subject to ERISA on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interests in the entity is held by “benefit plan investors” (the “25% Limit”). For purposes of this determination, the value of equity interests held by a person (other than a benefit plan investor) that has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee with respect to such assets (or any affiliate of such a person) is disregarded. The term “benefit plan investor” is defined in the Plan Assets Regulation as (a) any employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to the provisions of Title I of ERISA, (b) any plan that is subject to Section 4975 of the Code and (c) any entity whose underlying assets include plan assets by reason of a plan’s investment in the entity (to the extent of such plan’s investment in the entity). Thus, while our assets would not be considered to be “plan assets” for purposes of ERISA so long as the 25% Limit is not exceeded. Our operating agreement provides that if benefit plan investors exceed the 25% Limit, we may redeem their interests at a price equal to the then current NAV per share. We intend to rely on this aspect of the Plan Assets Regulation.

Accordingly, we believe, on the basis of the Plan Assets Regulation, that our underlying assets should not constitute “plan assets” for purposes of ERISA. However, no assurance can be given that this will be the case.

If our assets are deemed to constitute “plan assets” under ERISA, certain of the transactions in which we might normally engage could constitute a non-exempt “prohibited transaction” under ERISA or Section 4975 of the Code. In such circumstances, in our sole discretion, we may void or undo any such prohibited transaction, and we may require each investor that is a “benefit plan investor” to redeem their shares upon terms that we consider appropriate.

Prospective investors that are subject to the provisions of Title I of ERISA and/or Code Section 4975 should consult with their counsel and advisors as to the provisions of Title I of ERISA and/or Code Section 4975 relevant to an investment in our common shares.

As discussed above, although IRAs and non-ERISA Keogh plans are not subject to ERISA, they are subject to the provisions of Section 4975 of the Code, prohibiting transactions with “disqualified persons” and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with the Company or any of its respective affiliates. In the case of an IRA, a prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA. A fiduciary for an IRA who has any personal interest in or affiliation with the Company or any of its respective affiliates, should consult with his or her tax and legal advisors regarding the impact such interest may have on an investment in the Company’s shares with assets of the IRA.

Shares sold by us may be purchased or owned by investors who are investing Plan assets. Our acceptance of an investment by a Plan should not be considered to be a determination or representation by us or any of our respective affiliates that such an investment is appropriate for a Plan. In consultation with its advisors, each prospective Plan investor should carefully consider whether an investment in the Company is appropriate for, and permissible under, the terms of the Plan’s governing documents.

Governmental plans, foreign plans and most church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Code Section 4975, may nevertheless be subject to local, foreign, state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel and advisors before deciding to invest in our common shares.

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PLAN OF DISTRIBUTION

We are offering up to $50,000,000 in our common shares pursuant to this offering circular. Our common shares being offered hereby will be offered by North Capital Private Securities Corporation (“NCPS”), a registered broker-dealer and member of FINRA and SIPC, through the REITless Platform at http://www.reitless.com and through such other distribution channels as NCPS may choose to access. NCPS is an affiliate of ours under common control with the Sponsor. For additional information about NCPS and the REITless Platform, please see “Offering Summary—About the REITless Platform.”

Concurrently with our offering to the public, we are selling 50,000 of our common shares at a price equal to the initial public offering price of our common shares as set forth on the cover of this offering circular, in a private placement to our Sponsor, NCIT, and its officers and directors and other investors. Such additional common shares will not be sold in the concurrent sale unless this offering statement is qualified by the SEC. The investors in the concurrent sale have agreed that they will not sell, transfer, assign, pledge or hypothecate the shares, or subject the shares to any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the shares, for a period of 180 days immediately following the qualification date of the offering or commencement of sales in the offering.

The REITless Platform is not subject to the registration requirements of Section 304 of the JOBS Act because it does not offer and sell securities pursuant to Section 4(a)(6) of the Securities Act, and, therefore, does not meet the definition of a “funding portal.”

This offering circular and any supplements hereto will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the REITless Platform website, through delivery by NCPS associated persons, as well as on the SEC’s website at www.sec.gov.

In order to subscribe to purchase our common shares, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement like the one attached to this offering circular as Appendix A and transmit funds for its subscription amount in accordance with the instructions provided therein.

Settlement will be delayed for subscriptions agreements delivered before the $1,000,000 minimum threshold is met until such minimum threshold is met, and, after such minimum threshold is met, may occur up to 45 days after a prospective investor submits a subscription agreement, depending on the volume of subscriptions received. An investor will become a member of the Company, including for tax purposes, and the shares will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and the Manager accepts the investor as a member. The number of shares issued to an investor will be calculated based on the price per share in effect on the date we receive the subscription.

We reserve the right to reject any investor’s subscription in whole or in part for any reason or for no reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.

State Law Exemption and Offerings to “Qualified Purchasers”

Our common shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our common shares offered hereby are offered and sold only to “qualified purchasers” or at a time when our common shares are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our common shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our common shares are being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our common shares does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

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Certificates Will Not be Issued

We will not issue membership certificates or other physical securities. Instead, our common shares will be recorded and maintained on the Company’s electronic membership register.

Transferability of our Common Shares

Our common shares are generally freely transferable by our shareholders subject to any restrictions imposed by applicable securities laws or regulations, compliance with the transfer provisions of our operating agreement related to REIT compliance ownership limits and analogous regulatory compliance and receipt of appropriate documentation. The transfer of any our common shares in violation of the operating agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom our common shares are attempted to be transferred in violation of the operating agreement will not be entitled to vote on matters coming before the shareholders, receive distributions from the Company or have any other rights in or with respect to our common shares. We will not have the ability to reject a transfer of our common shares where all applicable transfer requirements, including those imposed under the transfer provisions of our operating agreement, are satisfied.

Escrow Account

The proceeds of this offering will be placed into an escrow account until such time as the minimum offering amount has been reached. Upon satisfaction of this contingency, when we accept subscription payments, common shares will be issued, and investors will become shareholders.

The Kingdom Trust Company (the “Escrow Agent”) will serve as escrow agent in accordance with Rule 15c2-4 of the Securities Exchange Act of 1934, as amended. Investor funds will be held in a segregated bank account at an FDIC insured bank pending each closing or termination of the offering. All subscribers will be instructed by the Company or its agents to transfer funds by check, wire or ACH transfer directly to the escrow account established for this offering. All checks will be made payable to the Escrow Agent. The Company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, the past performance of our Sponsor and its affiliates, property brochures, articles and publications concerning real estate, or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our common shares, these materials will not give a complete understanding of this offering, us or our common shares and are not to be considered part of this offering circular. This offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our common shares.

Offering Circular Supplements and Post-Qualification Amendments

In accordance with the Securities Act Industry Guide 5, we undertake to:

•	file a sticker supplement pursuant to Rule 253(g) under the Securities Act during the distribution period describing each real estate-related asset not identified in the offering circular at such time as there arises a reasonable probability that such asset will be acquired and to consolidate all such stickers into a post-qualification amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing shareholders. Each sticker supplement shall disclose all compensation and fees received by the Manager and its affiliates in connection with any such acquisition. Where appropriate, the post-qualification amendment shall include or incorporate by reference audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X for properties acquired during the distribution period; and

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•	file, after the end of the distribution period, a current report on Form 1-U containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, where applicable, to reflect each subscription made after the end of the distribution period involving the use of 10% or more (on a cumulative basis) of the net proceeds of the offering and to provide the information contained in such report to the shareholders at least once each quarter after the distribution period of the offering has ended.

HOW TO SUBSCRIBE

Subscription Procedures

Investors seeking to purchase our common shares who satisfy the “qualified purchaser” standards should proceed as follows:

•	Read this entire offering circular and any supplements accompanying this offering circular.
•	Electronically complete and execute a copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this offering circular as Appendix A.
•	Electronically provide ACH instructions to us for the full purchase price of our common shares being subscribed for.

By executing the subscription agreement and paying the total purchase price for our common shares subscribed for, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets the minimum standards of a “qualified purchaser,” and that such subscription for common shares does not exceed 10% of the greater of such investor’s annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part.

The minimum offering amount is $1,000,000 (including the $500,000 received from our Sponsor, associated persons of the Sponsor and other investors) and we cannot accept subscriptions until such time as we have received subscriptions equaling the minimum offering amount. Prior to our achieving the minimum offering amount, subscribers may revoke their subscription by providing us with a written notice requesting such rescission. In such cases the subscription amounts will be returned without deduction or interest by the Escrow Agent to the originating account in accordance with Rule 10b-9 under the Securities Exchange Act of 1934. The Escrow Agent has not investigated the desirability or advisability of the investment in the shares nor approved, endorsed or passed upon the merits of purchasing the shares.

Following the date on which the minimum offering amount has been achieved, subscriptions will be accepted to the Subscription Escrow Account or rejected within 45 days of receipt.

We will not draw funds from any subscriber to the Escrow Account until the date we achieve the minimum offering amount or the date your subscription is accepted, whichever is later. If we accept your subscription, we will email you a confirmation.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

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Minimum Purchase Requirements

You must initially purchase at least 100 common shares in this offering, or $1,000 based on the current per share price. In order to satisfy this minimum purchase requirement, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate IRAs, provided that each such contribution is made in increments of $100. You should note that an investment in our common shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $10 (or the then NAV of our common shares).

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. By agreeing to the provision, subscribers will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder. The provision only applies to investors who purchase shares in the offering and execute a subscription agreement and not to purchasers in secondary transactions.

LEGAL MATTERS

Certain legal matters, including the validity of common shares offered hereby, have been passed upon for us by CrowdCheck Law LLP.

EXPERTS

The balance sheet as of April 30, 2018 and the statement of operations, statement of members’ equity and statement of cash flows of REITless Impact Income Strategies LLC for the period March 6, 2018 (inception) through April 30, 2018 included in this offering circular and elsewhere in the offering statement has been included in reliance upon the report of Jason M. Tyra, CPA, PLLC, independent auditor, upon the authority of that firm as experts in accounting and auditing.

We have not engaged an independent valuation services firm, and do not intend to do so until such time as we are required to do so, for the purpose of property level appraisals related to our NAV. As further described under “Description of our Common Shares—Valuation Policies,” our internal accountants will use the estimated market values provided as well as inputs from other sources in its calculation of our quarterly NAV per share.

ADDITIONAL INFORMATION

We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This offering circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the related exhibits filed with the SEC, to which we refer you. Upon the qualification of the offering statement, we will be subject to the informational reporting requirements of the Securities Act that are applicable to Tier 2 companies whose securities are qualified pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. You may read and copy the offering statement, the related exhibits and the reports and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information regarding the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file with the SEC.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

REITless Impact Income Strategies LLC

623 E Fort Union Blvd., Suite 101

Salt Lake City, UT 84047

info@reitless.com

(415) 315 9916

Within 120 days after the end of each fiscal year we will provide to our shareholders of record an annual report (via the SEC’s EDGAR website). The annual report will contain audited financial statements and certain other financial and narrative information that we are required to provide to shareholders.

144

We also maintain a website at www.reitless.com, where there may be additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this offering circular.

145

REITLESS IMPACT INCOME STRATEGIES LLC

Financial Statements For The Period of Inception Through April 30, 2018

May 22, 2018

F-1

 Independent Auditor’s Report

To Management

Reitless Impact Income Strategies LLC

Midvale, UT

We have audited the accompanying balance sheet of Reitless Impact Income Strategies LLC. as of April 30, 2018, and the related statements of income, retained earnings, and cash flows for the interim period then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reitless Impact Income Strategies LLC, and the results of its operations and its cash flows for the interim period then ended in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC

Dallas, TX

May 22, 2018

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

F-2

REITLESS IMPACT INCOME STRATEGIES LLC

BALANCE SHEET

APRIL 30, 2018

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
Accounts Payable	40,322

TOTAL LIABILITIES	40,322

MEMBERS' EQUITY
Retained Earnings	(40,322)

TOTAL MEMBERS' EQUITY	(40,322)

TOTAL LIABILITIES AND MEMBERS' EQUITY	$-

See accompanying notes.

F-3

REITLESS IMPACT INCOME STRATEGIES LLC

INCOME STATEMENT

FOR THE PERIOD OF INCCEPTION THROUGH APRIL 30, 2018

Operating Expense
Organizational Costs	322
Legal Fees	40,000
40,322

Net Income from Operations	(40,322)

Net Income(Loss)	$(40,322)

See accompanying notes.

F-4

REITLESS IMPACT INCOME STRATEGIES LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD OF INCCEPTION THROUGH APRIL 30, 2018

Cash Flows From Operating Activities
Net Income (Loss) For The Period	$(40,322)
Change in Accounts Payable	40,322

Net Cash Flows From Operating Activities	-

Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	-
Cash at End of Period	$-

See accompanying notes.

F-5

REITLESS IMPACT INCOME STRATEGIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE PERIOD OF INCCEPTION THROUGH APRIL 30, 2018

BEGINNING MEMBERS' EQUITY	-

Contributed Capital

Net Income(Loss)	(40,322)

ENDING EQUITY	$(40,322)

See accompanying notes.

F-6

REITLESS IMPACT INCOME STRATEGIES LLC

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2018

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Reitless Impact Income Strategies LLC. (“the Company”) is a corporation organized under the laws of the States of Delaware and Utah. The Company intends to invest in real estate.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company’s ability to continue as a going concern or to achieve management’s objectives may be dependent on the outcome of the offering or management’s other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Accounts Payable

The Company incurred a legal expense that will be paid back to Sara Hanks. The additional $40,000 will be paid after the offering circular is filled with the SEC according to management.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

F-7

REITLESS IMPACT INCOME STRATEGIES LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are allocated to the members of the Company and reported on their individual tax returns. The Company’s initial tax filings for tax year 2018 will be due in early 2019.

NOTE C- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 22, 2018, the date that the financial statements were available to be issued.

F-8

APPENDIX A

FORM OF SUBSCRIPTION AGREEMENT

REITLESS IMPACT INCOME STRATEGIES LLC

A DELAWARE LIMITED LIABILITY COMPANY

This is a Subscription for Common Shares of

REITless Impact Income Strategies LLC (“REITless”)

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THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM PROVIDED BY NORTH CAPITAL INVESTMENT TECHNOLOGY, INC. (THE “PLATFORM”) OR THROUGH NORTH CAPITAL PRIVATE SECURITIES CORPORATION (THE “BROKER”). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS WHO ARE NOT “ACCREDITED INVESTORS” (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. REITLESS IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING CIRCULAR OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE PLATFORM OR PROVIDED BY THE BROKER (COLLECTIVELY, THE “OFFERING MATERIALS”) OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM REITLESS OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS (INCLUDING “TESTING THE WATERS” MATERIALS) AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF REITLESS AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR’S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR’S PROPOSED INVESTMENT.

A-2

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, REITLESS, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO REITLESS’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE REITLESS’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. REITLESS DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

REITLESS MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED.

REITLESS RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF REITLESS SINCE THAT DATE.

A-3

THIS SUBSCRIPTION AGREEMENT (this “Agreement” or this “Subscription”) is made and entered into as of ______, 2018 by and between the undersigned (the “Subscriber,” “Investor,” or “you”) and REITless Impact Income Strategies LLC, a Delaware limited liability company (“REITless” or “we” or “us” or “our”), with reference to the facts set forth below.

WHEREAS, subject to the terms and conditions of this Agreement, the Subscriber wishes to irrevocably subscribe for and purchase (subject to acceptance of such subscription by REITless) certain Common Shares (the “Common Shares”), as set forth in Section 1 and on the signature page hereto, offered pursuant to that certain Offering Circular, dated as of November 2, 2018 (the “Offering Circular”) of REITless.

NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

NOTE TO INVESTORS WHO SUBSCRIBE PRIOR TO REITLESS RAISING THE MINIMUM OFFERING AMOUNT

Notwithstanding anything in this Subscription Agreement to the contrary, we may not accept subscriptions until such time as we have received subscriptions equaling the minimum offering amount, which is $500,000 (not including the $500,000 received in the private placements to our Sponsor and its associated persons). Until the minimum threshold is met, Investors’ funds will be maintained in a qualified Escrow Account and Investors will not be admitted as shareholders.

Prior to our achieving the minimum offering amount, subscribers may revoke their subscription by providing us with a written notice requesting such rescission, to be sent to the following address:

REITless Impact Income Strategies LLC

Attention: Finance Group

623 E Fort Union Blvd., Suite 101

Salt Lake City, UT 84047

investments@reitless.com

(415) 315 9916

A-4

1.	Subscription for and Purchase of the Common Shares.

1.1	Subject to the express terms and conditions of this Agreement, the Subscriber hereby irrevocably subscribes for and agrees to purchase the Common Shares (the “Purchase”) in the amount of the purchase price (the “Purchase Price”) set forth on the signature page to this Agreement.

1.2	The Subscriber must initially purchase at least 100 Common Shares in this offering. There is no minimum subscription requirement on additional purchases once the Subscriber has purchased the requisite minimum of 100 Common Shares.

1.3	The offering of Common Shares is described in the Offering Circular, that is available through the online website platform www.reitless.com (the “Platform”), which is owned and operated by North Capital Investment Technology, Inc. (“NCIT”), an affiliated entity of REITless, as well as on the SEC’s EDGAR website. Please read this Agreement, the Offering Circular, and the REITless Operating Agreement (the “Operating Agreement”). While they are subject to change, as described below, we advise you to print and retain a copy of these documents for your records. By signing electronically below, you agree to the following terms together with the Terms and Conditions and the Terms of Use, consent to North Capital’s Privacy Policy, and agree to transact business with us and to receive communications relating to the Common Shares electronically.

1.4	REITless or the Manager, on behalf of REITless, has the right to reject this Subscription in whole or in part for any reason. The Subscriber may not cancel, terminate or revoke this Agreement, which, in the case of an individual, shall survive his death or disability and shall be binding upon the Subscriber, his heirs, trustees, beneficiaries, executors, personal or legal administrators or representatives, successors, transferees and assigns.

1.5	Once you make a funding commitment to purchase Common Shares, it is irrevocable until the Common Shares are issued, the Purchase is rejected by REITless, or REITless otherwise determines not to consummate the transaction.

1.6	The undersigned has received and read a copy of the REITless Operating Agreement and agrees that its execution of this Subscription Agreement constitutes its consent to such Operating Agreement, and, that upon acceptance of this Subscription Agreement by REITless, the undersigned will become a member of REITless as a holder of Common Shares. When this Subscription Agreement is countersigned by REITless, the Operating Agreement shall be binding upon the undersigned as of the settlement date.

A-5

1.7	The Subscriber understands that the Purchase Price is payable with the execution and submission of this Agreement, and accordingly, is submitting herewith to REITless the Purchase Price as agreed to by REITless on the Platform.

1.8	If REITless returns the Subscriber’s Purchase Price to the Subscriber, REITless will not pay any interest to the Subscriber.

1.9	If this Subscription is accepted by REITless, the Subscriber agrees to comply fully with the terms of this Agreement, the Common Shares and all other applicable documents or instruments of REITless, including the Operating Agreement. The Subscriber further agrees to execute any other necessary documents or instruments in connection with this Subscription and the Subscriber’s purchase of the Common Shares.

1.10	In the event that this Subscription is rejected in full or the offering is terminated, payment made by the Subscriber to REITless for the Common Shares will be refunded to the Subscriber without interest and without deduction, and all of the obligations of the Subscriber hereunder shall terminate. To the extent that this Subscription is rejected in part, REITless shall refund to the Subscriber any payment made by the Subscriber to REITless with respect to the rejected portion of this Subscription without interest and without deduction, and all of the obligations of Subscriber hereunder shall remain in full force and effect except for those obligations with respect to the rejected portion of this Subscription, which shall terminate.

2.	Investment Representations and Warranties of the Subscriber. The Subscriber represents and warrants to REITless the following:

2.1	The information that the Subscriber has furnished herein, including, without limitation, the information furnished by the Subscriber to NCIT, at the time it signed up for the Platform regarding whether Subscriber qualifies as

(a)	an “accredited investor” as that term is defined in Rule 501 under Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and/or
(b)	a “qualified purchaser” as that term is defined in Regulation A promulgated under the Securities Act,

is correct and complete as of the date of this Agreement and will be correct and complete on the date, if any, that REITless accepts this Subscription. Further, the Subscriber shall immediately notify REITless of any change in any statement made herein prior to the Subscriber’s receipt of REITless’ acceptance of this Subscription, including, without limitation, Subscriber’s status as an “accredited investor” and/or “qualified purchaser”. The representations and warranties made by the Subscriber may be fully relied upon by REITless and by any investigating party relying on them.

A-6

2.2	The Subscriber, if an entity, is, and shall at all times while it holds Common Shares remain, duly organized, validly existing and in good standing under the laws of the state or other jurisdiction of its incorporation or organization, having full power and authority to own its properties and to carry on its business as conducted. The Subscriber, if a natural person, is eighteen (18) years of age or older, competent to enter into a contractual obligation, and a citizen or resident of the United States of America. The principal place of business or principal residence of the Subscriber is as shown on the signature page of this Agreement.

2.3	The Subscriber has the requisite power and authority to deliver this Agreement, perform his, her or its obligations set forth herein, and consummate the transactions contemplated hereby. The Subscriber has duly executed and delivered this Agreement and has obtained the necessary authorization to execute and deliver this Agreement and to perform his, her or its obligations herein and to consummate the transactions contemplated hereby. This Agreement, assuming the due execution and delivery hereof by REITless, is a legal, valid and binding obligation of the Subscriber enforceable against the Subscriber in accordance with its terms.

2.4	At no time has it been expressly or implicitly represented, guaranteed or warranted to the Subscriber by the Manager, REITless, any North Related Party[1] or any other person that:

(a)	A percentage of profit and/or amount or type of gain or other consideration will be realized as a result of this investment; or
(b)	The past performance or experience on the part of REITless and/or its officers or directors does not in any way indicate the predictable or probable results of the ownership of the Common Shares or the overall REITless venture.

2.5	The Subscriber has received this Agreement, the Offering Circular and the Operating Agreement. The Subscriber and/or the Subscriber’s advisors have such knowledge and experience in business and financial matters as will enable them to utilize the information which they have received in connection with REITless and its business to evaluate the merits and risks of an investment, to make an informed investment decision and to protect Subscriber’s own interests in connection with the Purchase.

2.6	The Subscriber understands that the Common Shares being purchased are a speculative investment that involves a substantial degree of risk of loss of the Subscriber’s entire investment in the Common Shares, and the Subscriber understands and is fully cognizant of the risk factors related to the purchase of the Common Shares. The Subscriber has read, reviewed and understood the risk factors set forth in the Offering Circular.

1 “North Related Party” shall mean REITless Impact Income Strategies LLC, its Manager, and any of their affiliates, and each of their respective directors, managers, officers, shareholders, members, employees or agents.

A-7

2.7	The Subscriber understands that any forecasts or predictions as to our performance are based on estimates, assumptions and forecasts that REITless believes to be reasonable but that may prove to be materially incorrect, and no assurance is given that actual results will correspond with the results contemplated by the various forecasts.

2.8	The Subscriber is able to bear the economic risk of this investment and, without limiting the generality of the foregoing, is able to hold this investment for an indefinite period of time. The Subscriber has adequate means to provide for the Subscriber’s current needs and personal contingencies and has a sufficient net worth to sustain the loss of the Subscriber’s entire investment in REITless.

2.9	The amount of Common Shares being purchased by the Subscriber does not exceed 10% of the greater of the Subscriber’s annual income or net worth (for natural persons), or 10% of the greater of the Subscriber’s annual revenue or net assets at fiscal year-end (for non-natural persons).

2.10	The Subscriber has had an opportunity to ask questions of REITless or anyone acting on its behalf and to receive answers concerning the terms of this Agreement and the Common Shares, as well as about REITless and its business generally, and to obtain any additional information that REITless possesses or can acquire without unreasonable effort or expense, that is necessary to verify the accuracy of the information contained in the Offering Circular and this Agreement. Further, all such questions have been answered to the full satisfaction of the Subscriber.

2.11	The Subscriber agrees to provide any additional documentation REITless may reasonably request, including documentation as may be required by REITless to form a reasonable basis that the Subscriber qualifies as an “accredited investor” as that term is defined in Rule 501 under Regulation D promulgated under the Securities Act, or otherwise as a “qualified purchaser” as that term is defined in Regulation A promulgated under the Securities Act, or as may be required by the securities administrators or regulators of any state, to confirm that the Subscriber meets any applicable minimum financial suitability standards and has satisfied any applicable maximum investment limits.

2.12	The Subscriber understands that no state or federal authority has scrutinized this Agreement or the Common Shares offered pursuant hereto, has made any finding or determination relating to the fairness for investment of the Common Shares, or has recommended or endorsed the Common Shares, and that the Common Shares have not been registered under the Securities Act or any state securities laws, in reliance upon exemptions from registration thereunder.

A-8

2.13	The Subscriber understands that REITless has not been registered under the Investment Company Act of 1940, as amended. The Subscriber also understands and agrees that if, at any time, it is determined that REITless meets or could be deemed to meet the definition of an investment company, or is not in compliance with an exemption from registration as an investment company, the Manager may take any corrective action it determines is appropriate, in its sole and absolute discretion, including, without limitation, mandatorily redeeming all or some of the investments made in REITless. In addition, the Subscriber understands that REITless is not registered as an investment advisor under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Subscriber understands that, although REITless’s Manager, North Capital, Inc., is registered as an investment advisor under the Advisers Act, the Subscriber is not a client of the Manager based on its investment in REITless.

2.14	The Subscriber is subscribing for and purchasing the Common Shares without being furnished any offering literature, other than the Offering Circular, the Operating Agreement and this Agreement, and such other related documents, agreements or instruments as may be attached to the foregoing documents as exhibits or supplements thereto, or as the Subscriber has otherwise requested from REITless in writing, and without receiving any representations or warranties from REITless or its agents and representatives other than the representations and warranties contained in said documents, and is making this investment decision solely in reliance upon the information contained in said documents and upon any investigation made by the Subscriber or Subscriber’s advisors.

2.15	The Subscriber’s true and correct full legal name, address of residence (or, if an entity, principal place of business), phone number, electronic mail address, United States taxpayer identification number, if any, and other contact information are accurately provided on the signature page hereto. The Subscriber is currently a bona fide resident of the state or jurisdiction set forth in the current address provided to REITless. The Subscriber has no present intention of becoming a resident of any other state or jurisdiction.

2.16	The Subscriber is subscribing for and purchasing the Common Shares solely for the Subscriber’s own account, for investment purposes only. The Subscriber has no agreement or other arrangement, formal or informal, with any person or entity to sell, transfer or pledge any part of the Common Shares, or which would guarantee the Subscriber any profit, or insure against any loss with respect to the Common Shares, and the Subscriber has no plans to enter into any such agreement or arrangement.

2.17	The Subscriber represents and warrants that the execution and delivery of this Agreement, the consummation of the transactions contemplated thereby and hereby and the performance of the obligations thereunder and hereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which the Subscriber is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to the Subscriber. The Subscriber confirms that the consummation of the transactions envisioned herein, including, but not limited to, the Subscriber’s Purchase and continued beneficial ownership of the Common Shares, will not violate any foreign law and that such transactions are lawful in the Subscriber’s country of citizenship and residence.

A-9

2.18	The Subscriber confirms that the Subscriber has been advised to consult with the Subscriber’s independent attorney regarding legal matters concerning REITless and to consult with independent tax advisors regarding the tax consequences of investing through REITless. The Subscriber acknowledges that Subscriber understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. The Subscriber acknowledges and agrees that REITless is providing no warranty or assurance regarding the ultimate availability of any tax benefits to the Subscriber by reason of the Purchase.

2.19	The Subscriber represents and warrants that the Subscriber is either:

(a)	Purchasing the Common Shares with funds that constitute the assets of one or more of the following:

(i) an “employee benefit plan” as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA;

(ii) an “employee benefit plan” as defined in Section 3(3) of ERISA that is not subject to either Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) (including a governmental plan, non-electing church plan or foreign plan). The Subscriber hereby represents and warrants that (a) its investment in REITless: (i) does not violate and is not otherwise inconsistent with the terms of any legal document constituting or governing the employee benefit plan; (ii) has been duly authorized and approved by all necessary parties; and (iii) is in compliance with all applicable laws, and (b) neither REITless nor any person who manages the assets of REITless will be subject to any laws, rules or regulations applicable to such Subscriber solely as a result of the investment in REITless by such Subscriber;

(iii) a plan that is subject to Section 4975 of the Code (including an individual retirement account);

(iv) an entity (including, if applicable, an insurance company general account) whose underlying assets include “plan assets” of one or more “employee benefit plans” that are subject to Title I of ERISA or “plans” that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or

(v) an entity that (a) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (b) is subject to Title I of ERISA, Section 4975 of the Code or both; or

(b)	Not purchasing the Common Shares with funds that constitute the assets of any of the entities or plans described in Section 2.19(a)(i) through 2.19(a)(v) above.

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2.20	REITless’s intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”). Subscriber hereby represents, covenants, and agrees that, to the best of Subscriber’s knowledge based on reasonable investigation:

(a)	None of the Subscriber’s funds tendered for the Purchase Price, whether payable in cash or otherwise, shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations.

(b)	To the extent within the Subscriber’s control, none of the Subscriber’s funds tendered for the Purchase Price will cause REITless or any of its personnel or affiliates to be in violation of federal anti-money laundering laws, including, without limitation, the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and/or any regulations promulgated thereunder.

(c)	When requested by the Manager, the Subscriber will provide any and all additional information, and the Subscriber understands and agrees that the Manager, REITless and/or any other North Related Party may release confidential information about the Subscriber and, if applicable, any underlying beneficial owner or Related Person[2] to U.S. regulators and law enforcement authorities, deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities. The Manager reserves the right to request any information as is necessary to verify the identity of the Subscriber and the source of any payment to REITless. In the event of delay or failure by the Subscriber to produce any information required for verification purposes, the subscription by the Subscriber may be refused.

2 For purposes of this Section 2.20, the terms “Related Person”, “Prohibited Investor”, “Senior Foreign Political Figure”, “Close Associate”, “Non-Cooperative Jurisdiction” and “Foreign Shell Bank” shall have the meanings described below:

“Foreign Bank” shall mean an organization that (i) is organized under the laws of a foreign country, (ii) engages in the business of banking, (iii) is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or principal banking operations, (iv) receives deposits to a substantial extent in the regular course of its business, and (v) has the power to accept demand deposits, but does not include the U.S. branches or agencies of a foreign bank;

“Non-Cooperative Jurisdiction” shall mean any foreign country that has been designated as noncooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Task Force on Money Laundering, of which the U.S. is a member and with which designation the U.S. representative to the group or organization continues to concur;

“Prohibited Investor” shall mean a person or entity whose name appears on (i) the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control; (ii) other lists of prohibited persons and entities as may be mandated by applicable law or regulation; or (iii) such other lists of prohibited persons and entities as may be provided to the Fund in connection therewith;

“Related Person” shall mean, with respect to any entity, any interest holder, director, senior officer, trustee, beneficiary or grantor of such entity; provided that in the case of an entity that is a publicly traded company or a tax qualified pension or retirement plan in which at least 100 employees participate that is maintained by an employer that is organized in the U.S. or is a U.S. government entity, the term “Related Person” shall exclude any interest holder holding less than 5% of any class of securities of such publicly traded company and beneficiaries of such plan;

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(d)	Neither the Subscriber, nor any person or entity controlled by, controlling or under common control with the Subscriber, any of the Subscriber’s beneficial owners, any person for whom the Subscriber is acting as agent or nominee in connection with this investment nor, in the case of a Subscriber that is an entity, any Related Person is:

(i)	a Prohibited Investor;

(ii)	a Senior Foreign Political Figure, any member of a Senior Foreign Political Figure’s “immediate family,” which includes the figure’s parents, siblings, spouse, children and in-laws, or any Close Associate of a Senior Foreign Political Figure, or a person or entity resident in, or organized or chartered under, the laws of a Non-Cooperative Jurisdiction;
(iii)	a person or entity resident in, or organized or chartered under, the laws of a jurisdiction that has been designated by the U.S. Secretary of the Treasury under Section 311 or 312 of the PATRIOT Act as warranting special measures due to money laundering concerns; or Bank without a physical presence in any country, but does not include a regulated affiliate;
(iv)	a person or entity who gives Subscriber reason to believe that its funds originate from, or will be or have been routed through, an account maintained at a Foreign Shell Bank, an “offshore bank,” or a bank organized or chartered under the laws of a Non-Cooperative Jurisdiction.

(e)	The Subscriber hereby agrees to immediately notify REITless if the Subscriber knows, or has reason to suspect, that any of the representations in this Section 2.20 have become incorrect or if there is any change in the information affecting these representations and covenants.

“Senior Foreign Political Figure” shall mean a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a Senior Foreign Political Figure includes any corporation, business or other entity that has been formed by, or for the benefit of, a Senior Foreign Political Figure;

“Close Associate of a Senior Foreign Political Figure” shall mean a person who is widely and publicly known internationally to maintain an unusually close relationship with the Senior Foreign Political Figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the Senior Foreign Political Figure;

“Foreign Shell Bank” shall mean a Foreign Bank without a presence in any country.

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(f)	The Subscriber agrees that, if at any time it is discovered that any of the foregoing anti-money laundering representations are incorrect, or if otherwise required by applicable laws or regulations, REITless may undertake appropriate actions, and the Subscriber agrees to cooperate with such actions, to ensure compliance with such laws or regulations, including, but not limited to segregation and/or redemption of the Subscriber’s interest in the Common Shares.

(g)	The Subscriber acknowledges and agrees that the Manager may “freeze the account” of the Subscriber, including, but not limited to, by suspending distributions from REITless to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

(h)	The Subscriber acknowledges and agrees that the Manager, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily or as required by law suspicious activity reports (“SARs”) or any other information with governmental and law enforcement agencies that identify transactions and activities that the Manager or any other North Related Party or their agents reasonably determine to be suspicious, or is otherwise required by law. The Subscriber acknowledges that REITless and the Manager are prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any SARs.

3.	Ownership Limitation. The Subscriber acknowledges and agrees that, pursuant to the terms of the Operating Agreement, the Subscriber generally cannot own, or be deemed to own by virtue of certain attribution provisions of the Code and as set forth in the Operating Agreement, either more than 9.8% in value or in number of our Common Shares, whichever is more restrictive. The Operating Agreement will include additional restrictions on ownership, including ownership that would result in (i) REITless being “closely held” within the meaning of Section 856(h) of the Code, (ii) REITless failing to qualify as a REIT or (iii) our shares being beneficially owned by fewer than 100 persons (as determined under Section 856(a)(5) of the Code). The Subscriber also acknowledges and agrees that, pursuant to the terms of the Operating Agreement, the Subscriber’s ownership of our Common Shares cannot cause any other person to violate the foregoing limitations on ownership.

4.	Tax Forms. The Subscriber will also need to complete an Internal Revenue Service (“IRS”) Form W-9 or the appropriate Form W-8, which should be returned directly to us via the Platform. The Subscriber certifies that the information contained in the executed copy (or copies) of IRS Form W-9 or appropriate IRS Form W-8 (and any accompanying required documentation), as applicable, when submitted to us will be true, correct and complete. The Subscriber shall (i) promptly inform us of any change in such information, and (ii) furnish to us a new properly completed and executed form, certificate or attachment, as applicable, as may be required under the IRS instructions to such forms, the Code or any applicable Treasury Regulations or as may be requested from time to time by us.

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5.	No Advisory Relationship. You acknowledge and agree that the purchase and sale of the Common Shares pursuant to this Agreement is an arm’s-length transaction between you and REITless. In connection with the purchase and sale of the Common Shares, REITless is not acting as your agent or fiduciary. The North Related Parties assume no advisory or fiduciary responsibility in your favor in connection with the Common Shares. The North Related Parties have not provided you with any legal, accounting, regulatory or tax advice with respect to the Common Shares, and you have consulted your own respective legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.

6.	Bankruptcy. In the event that you file or enter bankruptcy, insolvency or other similar proceeding, you agree to use the best efforts possible to avoid North Related Parties being named as a party or otherwise involved in the bankruptcy proceeding. Furthermore, this Agreement should be interpreted so as to prevent, to the maximum extent permitted by applicable law, any bankruptcy trustee, receiver or debtor-in-possession from asserting, requiring or seeking that (i) you be allowed by REITless to return the Common Shares to REITless for a refund or (ii) REITless be mandated or ordered to redeem or withdraw Common Shares held or owned by you.

7.	Miscellaneous Provisions.

7.1	This Agreement shall be governed by and construed in accordance with the laws of the State of Utah(without regard to the conflicts of laws principles thereof).

7.2	All notices and communications to be given or otherwise made to the Subscriber shall be deemed to be sufficient if sent by electronic mail to such address as set forth for the Subscriber at the records of REITless (or that you submitted to us via the Platform). You shall send all notices or other communications required to be given hereunder to REITless via email at info@reitless.com (with a copy to be sent concurrently via prepaid certified mail to: REITless Impact Income Strategies LLC, 623 E Fort Union Blvd., Suite 101, Salt Lake City, UT 84047, Attention: Finance Group.

Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the electronic mail has been sent (assuming that there is no error in delivery). As used in this Section, “business day” shall mean any day other than a day on which banking institutions in the State of Delaware are legally closed for business.

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7.3	This Agreement, or the rights, obligations or interests of the Subscriber hereunder, may not be assigned, transferred or delegated without the prior written consent of REITless. Any such assignment, transfer or delegation in violation of this section shall be null and void.

7.4	The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

7.5	Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of the parties hereto.

7.6	If one or more provisions of this Agreement are held to be unenforceable under applicable law, rule or regulation, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

7.7	In the event that either party hereto shall commence any suit, action or other proceeding to interpret this Agreement, or determine to enforce any right or obligation created hereby, then such party, if it prevails in such action, shall recover its reasonable costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorney’s fees and expenses and costs of appeal, if any.

7.8	This Agreement, including the exhibits and schedules attached hereto, and the documents referred to herein, including, without limitation, the Common Shares, constitute the entire agreement among the parties and shall constitute the sole documents setting forth terms and conditions of the Subscriber’s contractual relationship with REITless with regard to the matters set forth herein. This Agreement supersedes any and all prior or contemporaneous communications, whether oral, written or electronic, between us.

7.9	This Agreement may be executed in any number of counterparts, or facsimile counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

7.10	The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The singular number or masculine gender, as used herein, shall be deemed to include the plural number and the feminine or neuter genders whenever the context so requires.

7.11	The parties acknowledge that there are no third party beneficiaries of this Agreement, except for any affiliates of REITless that may be involved in the issuance or servicing of Common Shares on the Platform, which the parties expressly agree shall be third party beneficiaries hereof.

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8.	Consent to Electronic Delivery. The Subscriber hereby agrees that REITless may deliver all notices, financial statements, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of REITless and its investments, including, without limitation, information about the investment, required or permitted to be provided to the Subscriber under the Common Share or hereunder by means of email or by posting on an electronic message board or by other means of electronic communication. Because REITless operates principally on the Internet, you will need to consent to transact business with us online and electronically. As part of doing business with us, therefore, we also need you to consent to our giving you certain disclosures electronically, either via the Platform or to the email address you provide to us. By entering into this Agreement, you consent to receive electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to your or our rights, obligations or services under this Agreement (each, a “Disclosure”). The decision to do business with us electronically is yours. This document informs you of your rights concerning Disclosures.

(a)	Scope of Consent. Your consent to receive Disclosures and transact business electronically, and our agreement to do so, applies to any transactions to which such Disclosures relate.

(b)	Consenting to Do Business Electronically. Before you decide to do business electronically with us, you should consider whether you have the required hardware and software capabilities described below.

(c)	Hardware and Software Requirements. In order to access and retain Disclosures electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions; and hardware capable of running this software.

(d)	How to Contact Us Regarding Electronic Disclosures. You can contact us via email at investors@reitless.com. You may also reach us in writing at the following address: REITless Impact Income Strategies LLC, 623 E Fort Union Blvd., Suite 101, Salt Lake City, UT 84047. You agree to keep us informed of any change in your email or home mailing address so that you can continue to receive all Disclosures in a timely fashion. If your registered email address changes, you must notify us of the change by sending an email to investors@reitless.com. You also agree to update your registered residence address and telephone number on the Platform if they change. You will print a copy of this Agreement for your records, and you agree and acknowledge that you can access, receive and retain all Disclosures electronically sent via email or posted on the Platform.

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9.	Consent to Electronic Delivery of Tax Documents.

(a)	Please read this disclosure about how we will provide certain documents that we are required by the IRS to send to you (“Tax Documents”) in connection with your Common Shares. A Tax Document provides important information you need to complete your tax returns. Tax Documents include Form 1099. Occasionally, we are required to send you corrected Tax Documents. Additionally, we may include inserts with your Tax Documents. We are required to send Tax Documents to you in writing, which means in paper form. When you consent to electronic delivery of your Tax Documents, you will be consenting to delivery of Tax Documents, including these corrected Tax Documents and inserts, electronically instead of in paper form.

(b)	Agreement to Receive Tax Documents Electronically. By executing this Agreement on the Platform, you are consenting in the affirmative that we may send Tax Documents to you electronically, and acknowledging that you are able to access Tax Documents from the Platform. If you subsequently withdraw consent to receive Tax Documents electronically, a paper copy will be provided. Your consent to receive the Tax Documents electronically continues for every tax year until you withdraw your consent.

(c)	How We Will Notify You That a Tax Document is Available. On or before the required IRS-designated due date for your Tax Document, you will receive an electronic notification via email when your Tax Documents are ready for access on the Platform. Your Tax Documents are maintained on the Platform through at least October 15 of the year subsequent to the applicable tax year, at a minimum, should you ever need to access them again.

(d)	Your Option to Receive Paper Copies. To obtain a paper copy of your Tax Documents, you can print one by visiting the REITless website. You can also contact us at tax@reitless.com and request a paper copy.

(e)	Withdrawal of Consent to Receive Electronic Notices. You can withdraw your consent before the Tax Document is furnished by mailing a letter including your name, mailing address, effective tax year, and indicating your intent to withdraw consent to the electronic delivery of Tax Documents to:

REITless Impact Income Strategies LLC

Attention: Investor Support

623 E Fort Union Blvd

Suite 101

Salt Lake City , Utah 84047

If you withdraw consent to receive Tax Documents electronically, a paper copy will be provided. Your consent to receive the Tax Documents electronically continues for every tax year until you withdraw your consent.

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(f)	Termination of Electronic Delivery of Tax Documents. We may terminate your request for electronic delivery of Tax Documents without your withdrawal of consent in writing in the following instances:

•	You don't have a password for your REITless account;
•	Your REITless account is closed;
•	You were removed from the REITless account;
•	Your role or authority on the REITless account changed in a manner that no longer allows you to consent to electronic delivery;
•	We received three consecutive email notifications that indicate your email address is no longer valid; or
•	We cancel the electronic delivery of Tax Documents.

(g)	You Must Keep Your Email Address Current With Us. You must promptly notify us of a change of your email address. If your mailing address, email address, telephone number or other contact information changes, you may also provide updated information by contacting us at update@reitless.com.

(h)	Hardware and Software Requirements. In order to access and retain Tax Documents electronically, you must satisfy the computer hardware and software requirements as set forth above in Section 8(c) of this Agreement. You will also need a printer if you wish to print Tax Documents on paper, and electronic storage if you wish to download and save Tax Documents to your computer.

(i)	Limitations on Damages. IN NO EVENT SHALL REITLESS NOR ANY NORTH RELATED PARTY BE LIABLE TO THE SUBSCRIBER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL BE INTERPRETED AND HAVE EFFECT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, RULE OR REGULATION.

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10.

Jurisdiction; Waiver of Jury Rights. EACH OF THE SUBSCRIBER AND REITLESS CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF UTAH AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND REITLESS ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND REITLESS FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED ON THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS WAIVER, THE SUBSCRIBER IS NOT DEEMED TO WAIVE REITLESS’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

11.	Authority. By executing this Agreement, you expressly acknowledge that you have reviewed this Agreement and the Offering Circular for this particular subscription.

[Signature page to follow]

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IN WITNESS WHEREOF, the Subscriber, or its duly authorized representative(s), hereby acknowledges that it has read and understood the risk factors set forth in the Offering Circular, and has hereby executed and delivered this Agreement, and executed and delivered herewith the Purchase Price, as of the date set forth above.

THE SUBSCRIBER:

Print Name of Subscriber

Description of Entity (if applicable)

Signature of Subscriber

Name of Person Signing on behalf of Subscriber

Title (if applicable)

Address of Subscriber:

Telephone:      ________________________________

Email:  ______________________________________

Number of Common Shares Purchased:   ______________________

Purchase Price:   _________________________________

(Signature Page to Subscription Agreement)

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AGREED AND ACCEPTED BY
REITless Impact Income Strategies LLC
By:	North Capital, Inc.
a Nevada Corporation
Title:	Manager

Name:	James P. Dowd
Title:	Chief Executive Officer

REITless Impact Income Strategies LLC
623 E Fort Union Blvd., Suite 101
Salt Lake City, UT 84047
investments@reitless.com
(415) 315-9916

(Signature Page to Subscription Agreement)

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APPENDIX B:

PRIOR PERFORMANCE TABLES

The following prior performance tables provide information relating to the real estate investment program sponsored by North Capital Investment Technology, Inc. (the “Sponsor”) and its affiliates, collectively referred to herein as the “Prior Program”. The Prior Program focuses on originating investments in residential and commercial real estate debt. The general investment objectives for the Prior Program include providing investors with (i) exposure to investment in residential and commercial real estate with favorable risk-adjusted returns and (ii) current income.

The Prior Program represents investment opportunities originated by our Sponsor for which it or its affiliates serve as the issuer. Through August 31, 2018, the Prior Program consists of twelve loans.

Each of the issuers affiliated with our Sponsor in the Prior Program issued Project Dependent Notes (defined below).  With respect to each issuer, our Sponsor originated loans that were either collateralized or backed by real estate assets and then offered investors the opportunity to invest in the economic performance of these real estate assets through the issuance of derivative debt that is wholly dependent upon the performance of such individual real estate asset.  Our Sponsor refers to these derivative debt instruments as “Project Dependent Notes”.

This information should be read together with the summary information included in the “Prior Performance Summary” section of this offering circular.

Investors should not construe inclusion of the following tables as implying, in any manner, that we will have results comparable to those reflected in such tables. Distributable cash flow, federal income tax deductions or other factors could be substantially different. Investors should note that by acquiring our shares, they will not be acquiring any interest in the Prior Program.

Description of the Tables

All information contained in the Tables in this Appendix B is as of August 31, 2018. The following tables are included in this Appendix:

Table I —	Experience in Raising and Investing Funds

Table III —	Annual Operating Results of Prior Program

Table V —	Sales or Disposals of Assets

Table VI —	Acquisition of Assets

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

(UNAUDITED)

Table I presents information showing the experience of the Sponsor and affiliates in raising and investing funds for the Prior Program. Information is included for offerings with similar investment objectives that have concluded in the most recent three years ended August 31, 2018. Information is provided as to the manner in which the proceeds of the offerings have been applied. Also set forth is the timing and length of these offerings and information pertaining to the time period over which the proceeds have been invested. All figures are as of August 31, 2018.

Prior Program (1)

Dollar Amount Offered	$760,000 (2)
Percentage Amount Raised	100% (3)
Less Offering Expenses:
Selling Commissions	—
Organizational Expenses	—
Other	—
Reserves	—
Percent available for investment	100%
Acquisition Costs:	—
Prepaid items and fees related to acquisition of investments	—
Cash Down Payment	—
Acquisition Fees	—
Other	—
Total Acquisition Cost	—
Percent leverage (mortgage financing divided by total acquisition cost)	0
Date Offering Began	5/22/2015
Length of Offering (In Months)	0
Months to invest 90 percent of amount available for investment (measured from the beginning of offering)	N/A

(1)	The Prior Program during the period covered in this Table was comprised of 7 loans.
(2)	The total dollar amount offered represents the investments that have been offered by our Sponsor or its affiliates as Project Dependent Notes in the 3 years ended August 31, 2018.
(3)	The percentage amount raised represents 100% of the dollar amount offered by the Sponsor.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAM

(UNAUDITED)

Table III sets forth the combined operating results of the issuers in the Prior Program for real estate assets closed and offered during the four years ended March 31, 2018, March 31, 2017, March 31, 2016, and March 31, 2015. There were no operations in the Prior Program prior to April 2014.

	Year Ended March 31, 2018	Year Ended March 31, 2017	Year Ended March 31, 2016	Year Ended March 31, 2015

Inome	$400.00	$14,538.00	$6,068.62	$39,045.38
Other Income:
Interest Earned	$21,364.07	$47,764.13	$45,195.20	$13,544.26
Total Gross Revenues	$21,764.07	$62,302.13	$51,263.82	$52,589.64
Less: Operating Expenses:
Interest expense	$15,191.99	$47,523.00	$43,337.89	$25,588.34
Real estate properties — operating expenses	$388.00	$962.30	$2,360.84	$24,531.89
Servicing Fees — related party	$11,368.00	—	—	—
Total expenses	$26,947.99	$48,485.30	$45,698.73	$50,120.23
Income/(loss) from operations	$(5,183.92)	$13,816.83	$5,565.09	$2,469.41

Income/(loss) from continuing operations	$(5,183.92)	$13,816.83	$5,565.09	$2,469.41

Consolidated net income (loss)	$(5,183.92)	$13,816.83	$5,565.09	$2,469.41
Net income (loss) attributable to the non-controlling interests	—	—	—	—

Net (loss) income	$(5,183.92)	$13,816.83	$5,565.09	$2,469.41
Taxable Income	—	—	—	—
From Operations	$(5,183.92)	$13,816.83	$5,565.09	$2,469.41
From Gain on Sale	—	—	—	—
Cash Generated From Operations	$2,463.66	$54,603.41	$(134,544.42)	$629,583.38
Cash used in investing activities	$327,585.00	$(435,585.00)	$211,459.01	$(211,459.10)
Cash Generated from financing activities	$—	$—	$—	$—

Total Cash Generated	$330,048.66	$(380,981.59)	$76,914.59	$418,124.28
Less Cash Distributions to Investors:
From Operating Cash Flow	$—	$—	$—	$—
From Sales and Refinancing	—	—	—	—
From Other	—	—	—	—
Cash Generated (Deficiency) After Cash Distributions to Investors	$330,048.66	$(380,981.59)	$76,914.59	$418,124.28
Less Special Items (not including sales and refinancing)	—	—	—
Cash Generated (Deficiency) After Cash Distributions and Special Items	$330,048.66	$(380,981.59)	$76,914.59	$418,124.28
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary Income (Loss)
— from operations	$—	$—	$—	$—
— from recapture	—	—	—	—
Capital Gain (loss)	—	—	—	—
Cash Distributions to Investors
Source (on GAAP Basis)
— Operations	$85.02	$—	—	—
— Return of Capital	$1,000.00	$—	$—	$—
Source (on Cash Basis)
— Sales	$1,085.02	—	—	—
— Refinancing	—	—	—	—
— Operations	—	—	—	—
— Other	—	—	—	—

TABLE V

SALES OR DISPOSALS OF ASSETS

(UNAUDITED)

Table V sets forth summary information on the Project Dependent Notes and the properties underlying the loans in the Prior Program that were repaid during the three years ended August 31, 2018.

									Cost of Properties
				Selling Price, Net of Closing Costs and GAAP Adjustments					Including Closing and Soft Costs			Excess
Property	Location	Date Acquired	Date of Sale	Cash Received Net of Closing Costs (1)	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back By Program	Adjustments Resulting From Application of GAAP	Total (1)	Original Mortgage Financing	Total Acquisition Cost, Closing and Soft Cost (1)	Total(1)	(Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Fair Oaks	CA	May 2016	November 2017	$292,262.00	—	—	—	$292,262.00	—	$292,262.00	$292,262.00	—
Fresno	CA	May 2016	May 2017	$113,144.44	—	—	—	$113,144.44	—	$113,144.44	$113,144.44	—
Sigard	UT	December 2016	April 2017	$42,547.55	—	—	—	$42,547.55	—	$42,547.55	$42,547.55	—
Pueblo	CO	December 2016	August 2017	$43,760.00	—	—	—	$43,760.00	—	$43,760.00	$43,760.00	—
Colorado Springs	CO	November 2016	January 2017	$106,704.01	—	—	—	$106,704.01	—	$106,704.01	$106,704.01	—
Hurricane	UT	July 2017	January 2017	$117,150.00	—	—	—	$117,150.00	—	$117,150.00	$117,150.00	—

(1)	Represents the aggregate principal amount of Project Dependent Notes.

TABLE VI

ACQUISITION OF ASSETS

(UNAUDITED)

Table VI sets forth summary information on the properties held by majority-owned subsidiaries of the Sponsor for the most recent 3 years that are collateral for (or back) the loans originated by the Sponsor through the Prior Program as of August 31, 2018. Each of such properties or loans constitutes the source of payment for the Project Dependent Notes.

Property	Location	Type of property	Date of purchase	Gross leasable square footage	Mortgage financing at date of purchase	Cash down Payment(1)	Contract purchase price plus acquisition fee (1)	Other cash expenditures expensed	Other cash expenditures capitalized	Total acquisition cost (1)

Pueblo	CO	Residential	December 2016	1,114	—	$40,000.00	$40,000.00	—	—	$40,000.00
Colorado Springs	CO	Residential	December 2016	1,248	—	$104,000.00	$104,000.00	—	—	$104,000.00
Fresno	CA	Residential	May 2016	1,711	—	$100,000.00	$100,000.00	—	—	$100,000.00
Hurricane	UT	Residential	July 2017	2,400	—	$110,000.00	$110,000.00	—	—	$110,000.00
Sigurd	UT	Residential	December 2016	1,512	—	$40,500.00	$40,500.00	—	—	$40,500.00
Fair Oaks	CA	Residential	May 2016	2,238	—	$257,500.00	$257,500.00	—	—	$257,500.00
Corning	CA	Residential	April 2017	1,124	—	$108,000.00	$108,000.00	—	—	$108,000.00

(1)	Represents the aggregate principal amount of the loan.

REITless Impact Income Strategies LLC

Sponsored by North Capital Investment Technology Corporation, Inc.

UP TO $50,000,000 IN COMMON SHARES

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular.  No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular.  If any such information or statements are given or made, you should not rely upon such information or representation.  This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful.  This offering circular speaks as of the date set forth above.  You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

November 2, 2018